CONSOLIDATING OUR STRENGTHS,
                                          RE-POWERING INTO THE FUTURE.

                                        Year 2004 was the tenth anniversary of
                                        the establishment and overseas listing
                                        for Huaneng Power International, Inc
                                        ("Huaneng Power" or "the Company"). It
                                        was also a year full of opportunities
                                        and challenges for the Company. On the
                                        one hand, the continued growth of
                                        China's economy brought strong power
                                        demand which provided good business
                                        opportunities for the Company. On the
                                        other hand, due to the shortage of coal
                                        supply, the Company encountered the
                                        pressure of rising fuel costs. Facing
                                        various challenges, during 2004 the
                                        Company adopted multiple measures to
                                        contain its fuel costs; it actively
                                        expanded the distribution of its power
                                        plants to leverage different
                                        geographical advantages; it optimized
                                        its generation structure to build a
                                        stable platform for power generation;
                                        and it strived to expand its scale of
                                        operation to enhance its profit growth
                                        potential. By means of the various
                                        strategies, the Company moved to
                                        consolidate its strengths, reinforce its foundation and re-power itself for greater developments in the future.

            Contents

                                2    Company Profile
                                4    Corporate Structure
                                6    Major Corporate Events in 2004
                                8    Financial Highlights
                                10   Letter to Shareholders
                                18   Management's Discussion and Analysis
                                44   Corporate Governance
                                48   Investor Relations
                                53   Human Resources
                                56   Report of the Board of Directors
                                69   Report of the Supervisory Committee
                                72   Profiles of Directors, Supervisors and
                                     Senior Management
                                90   Corporate Information

                                Financial statements prepared in accordance
                                with International Financial Reporting
                                Standards
                                92   Auditors' Report
                                93   Consolidated Income Statement
                                94   Consolidated Balance Sheet
                                97   Consolidated Statement of Changes in
                                     Shareholders' Equity
                                98   Statement of Changes in Shareholders'
                                     Equity
                                99   Consolidated Cash Flow Statement
                                101  Notes to the Financial Statements
                                151  Supplemental Information for North
                                     American Shareholders Financial statements prepared in accordance with PRC
                                     Accounting Standards 165 Report of
                                     the Auditors
                                166  Balance Sheet
                                168  Profit and Loss Accounts
                                169  Statement of Income Appropriation
                                170  Cash Flow Statement
                                172  Notes to the Financial Statements
                                223  Supplemental Information

COMPANY PROFILE

Huaneng Power International, Inc. and its subsidiaries are engaged in developing, constructing, operating and managing large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China with equity-based generation capacity of 21,418MW and a total capacity of 16,782MW under construction and planning as at 31st March 2005.

The Company was incorporated on 30th June 1994. It completed its initial public offering of 1,250,000,000 overseas listed foreign shares ("foreign shares") in October 1994 and such shares (represented by 31,250,000 American Depository Shares) were listed on the New York Stock Exchange (NYSE: HNP). In January 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placement of 250,000,000 foreign shares along with a private placement of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A shares in the PRC, of which 250,000,000 shares were domestic public shares. Currently, the total share capital of the Company amounts to approximately 12.06 billion shares, approximately 3.56 billion shares of which are tradable listed shares.

As at 31st March 2005, the Company and its subsidiaries wholly own 16 operating power plants and have controlling interests in 10 operating power plants and minority interests in 4 operating power companies. Its power plants have advanced equipment with high efficiency and stability. Their operations are widely located in those regions in China where there are rapid economic growth and fast-increasing power demand. The core business of the Company is to develop, construct, and operate large-scale coal-fired power plants by making use of modern technology and equipment and financial resources available domestically and internationally. The Company was the first to introduce 600MW supercritical coal-fired generating units in China while its Huaneng Dalian Power Plant was the first one to be awarded with the honour of "First Class Coal-fired Power Plant" in China. The Company was the first power company in China to achieve listing status in New York, Hong Kong and Shanghai. The planned Huaneng Yuhuan Power Plant will adopt the internationally advanced technology to construct a domestically built 1,000 MW ultra-supercritical coal-fired power generation unit in China. The overall manpower efficiency of the Company has been remaining at the forefront in China's power industry. In 2000, the Company was conferred the honour of "First Class Power Company in China" by the former State Power Corporation.

Throughout the years, with efforts in seeking expansion and operating the business in a prudent manner, the Company has expanded gradually, with steady profit growth and increasing competitive strengths. The success of the Company is attributable to the following competitive advantages: (1) advanced equipment, highly efficient generating units and stable operation of power plants; (2) high-quality staff and experienced management; (3) a regulated corporate governance structure and rationalised decision-making mechanisms;
(4) geographical advantages of the locations of the power plants which present promising prospects in the power market; and (5) good credit standing and reputation inside and outside China and rich experience in the capital markets.

As regards future development, the Company will continue to explore development opportunities according to the principle of "emphasising both development and acquisition, emphasising both greenfield and expansion, emphasising both coal-fuel and other types of fuels, and emphasising both domestic and overseas funds and equipment". At the same time, the Company will continue to focus on the improvement of management, cost controls and enhancement of efficiency, so as to increase shareholder value and maintain long-term stable growth.

Huaneng International Power Development Corporation ("HIPDC"), the Company's parent company and controlling shareholder, was incorporated as a Sino-foreign joint venture enterprise in 1985. The Company was incorporated by way of joint promotion by HIPDC and local government investment companies in the regions where the power plants are located.

Corporate Structure

Huaneng International Power Development Corporation                43.12%
Hebei Provincial Construction Investment Company                   7.50%
Fujian International Trust & Investment Company                    5.56%
Jiangsu Province International Trust & Investment Company          5.18%
Liaoning Energy Investment (Group) Co. Ltd                         3.81%
Dalian Municipal Construction Investment Company                   3.75%
Nantong Investment Management Centre                               1.13%
Shantou Power Development Joint Stock Company Limited              0.32%
Dandong Energy Investment Development Centre                       0.11%
Shantou Electric Power Development Company                         0.04%
Domestic Public Shares                                             4.15%
Foreign Shares                                                    25.34%

Major Corporate Events in 2004

 1st half year
 Major Corporate Events

January Asiamoney published the voting results on the Overall Best Managed Company in Asia for 2003: Huaneng Power ranked 1st in Overall Best Managed Company in China, 1st in Best Corporate Strategy, 3rd in Best Financial Management, 2nd in Best Focus on Shareholder Value, 2nd in Best Corporate Governance and 1st in Best Operational Efficiency.

                  Huaneng Power was named among the "Top Ten Best in Corporate Governance in China for 2003" by The Asset.

March Huaneng Power held the 2003 annual results press conference in Hong Kong, announcing that its net profit increased by 38.50% to RMB5.43 billion.

April Huaneng Power announced that its power generation in the first quarter of 2004 increased by 24.04% over the same period of the previous year.

                  Huaneng Power announced its first quarterly operating results for 2004. Its net profit increased by 24.58% to RMB1.404 billion.

June The following transactions had been approved at Huaneng Power's extraordinary general meeting:

                  The acquisitions of 90% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company and 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company from China Huaneng Group; the acquisition of the entire assets and liabilities of HIPDC Yingkou Power Plant; 60% equity interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and 55% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company from HIPDC; the acquisition by Huaneng Power of 10% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation.

                  Huaneng Power announced tariff adjustments of the following power plants: Fuzhou Power Plant, Shang'an Power Plant, Shanghai Shidongkou First Power Plant, Shanghai Shidongkou Second Power Plant, Dezhou Power Plant, Jining Power Plant, Weihai Power Plant, Xindian Power Plant, Shantou Coal-fired Power Plant, Nantong Power Plant, Nanjing Power Plant, Taicang Power Plant, Huaiyin Power Plant, Changxing Power Plant and Yushe Power Plant.

                  Huaneng Power announced tariff adjustments of its Dalian Power Plant and Dandong Power Plant.

 2nd half year
 Major Corporate Events

July Huaneng Power announced that it had obtained approval from the Government regarding its acquisition of interests and assets of five power plants.

                  Huaneng Power announced its power generation for the first half of 2004 increased by 18.87% over the same period of the previous year.

                  Huaneng Power entered into coal supply agreements with Shenhua Coal Trading Company.

August Huaneng Power entered into letters of intent with China Huaneng Group for acquisition of 60% equity interest in Sichuan Huaneng Hydro-Power Development Limited Liability Company and 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company.

                  Huaneng Power entered into coal supply agreements with China Coal Import & Export Company.

                  Huaneng Power held the 2004 interim results press conference in Hong Kong, announcing that its net profit increased by 8.58%.

                  Huaneng Power announced that it had obtained approval from State Council regarding the feasibility study report on Taicang Power Plant Phase II and the project proposal on Yingkou Power Plant Phase II and Qinbei Power Plant Phase II.

September         Huaneng Power entered into coal supply agreements with
                  Shanxi Coal Group.

                  Huaneng Power's extraordinary general meeting, class meeting of domestic shareholders, and class meeting of H shareholders, respectively approved the issuance by Huaneng Power of up to US$300 million in principal amount of bonds convertible to the Company's overseas listed foreign shares.

October Huaneng Power announced its power generation for the first three quarters of 2004 increased by 22.35% over the same period of the previous year.

                  Huaneng Power entered into coal supply agreements with Yangquan Coal Group and Huating Coal Group respectively.

                  Huaneng Power announced its operating results for the first three quarters of 2004 that its net profit increased to RMB3.86 billion

November Huaneng Power announced that the generating unit 3 of Yushe Power Plant had commenced commercial operation.

                  Huaneng Power was awarded "2004 Best Communications during a Takeover or Merger in Asia" and "Best Corporate Governance in China" by IR Magazine.

                  Huaneng Power entered into coal supply agreements with Shanxi Coal Group.

                  Huaneng Power announced that generating unit 4 of Yushe Power Plant had commenced commercial operation and generating unit 1 of Qinbei Power Plant had completed 168 hours full-load trial run.

December Huaneng Power entered into coal supply agreements with Shanxi Jincheng Coal Group.

                  Huaneng Power's extraordinary general meeting approved the acquisition of 60% equity interest in Sichuan Huaneng Hydro-Power Development Limited Liabilities Company and 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company held by China Huaneng Group.

                  Huaneng Power announced that generating unit 2 of Qinbei Power Plant had completed the 168 hours full-load trial run.


Financial Highlights

(Amounts expressed in thousands of RMB, except per share data)

Income Statement (Note 1)
                                                              Year ended 31st December
                                         2000              2001              2002              2003              2004
-------------------------------------------------------------------------------------------------------------------
Net operating revenue              12,553,254        15,791,362        18,474,469        23,388,237        30,118,278
-------------------------------------------------------------------------------------------------------------------

Profit before taxation              2,927,032         4,237,109         5,057,892         6,763,743         6,595,191
Taxation                             (411,202)         (715,220)         (980,854)       (1,149,441)       (1,014,262)
-------------------------------------------------------------------------------------------------------------------

Profit after taxation               2,515,830         3,521,889         4,077,038         5,614,302         5,580,929
Minority interests                         --           (71,231)         (156,034)         (183,894)         (257,053)
-------------------------------------------------------------------------------------------------------------------

Net profit                          2,515,830         3,450,658         3,921,004         5,430,408         5,323,876
-------------------------------------------------------------------------------------------------------------------

Basic earnings per share (RMB/share)     0.45              0.61              0.65              0.45              0.44
-------------------------------------------------------------------------------------------------------------------

Fully diluted earnings per share
  (RMB/share)                            0.44              0.60              0.65              0.45              0.44
------------------------------------------------------------------------------------------------------------------

Balance Sheet (Note 2)
                                                                 As at 31st December
                                         2000              2001              2002              2003              2004
-------------------------------------------------------------------------------------------------------------------

Total assets                       42,466,948        47,292,775        48,461,030        53,609,678        72,779,871
Total liabilities                 (18,687,213)      (18,512,984)      (17,134,266)      (18,499,126)      (33,247,959)
Minority interests                         --          (486,261)         (910,704)       (1,155,197)       (3,266,393)
-------------------------------------------------------------------------------------------------------------------

Equity                             23,779,735        28,293,530        30,416,060        33,955,355        36,265,519
-------------------------------------------------------------------------------------------------------------------

Notes:

1. The results for the years ended 31st December 2000, 2001 and 2002 are derived from the historical financial statements of the Company. The results for the years ended 31st December 2003 and 2004 are set out on page 93.

2. The balance sheets as at 31st December 2000, 2001 and 2002 are derived from the historical financial statements of the Company. The balance sheets as at 31st December 2003 and 2004 are set out on pages 94 to 96.

Net Profit - For the year ended 31st December 2000-2004

                               [BAR GRAPH GRAPHIC OMITTED]

Power Generation - For the year ended 31st December 2000-2004

                               [BAR GRAPH GRAPHIC OMITTED]

Generation Capacity - As of 31st December 2000-2004

                               [BAR GRAPH GRAPHIC OMITTED]

Letter to Shareholders

To all our shareholders:As the largest listed independent power company in Asia, Huaneng Power is committed to contributing to China's economic growth and to supplying abundant, reliable and environmental-friendly electricity to its customers. We are dedicated to generating long-term and steadily increasing returns for our shareholders.

For the twelve months ended 31st December 2004, the Company recorded net operating revenues of RMB30.118 billion, representing an increase of 28.78% over 2003 and a net profit of RMB5.324 billion, representing a decrease of 1.96% over 2003. Basic earnings per share was RMB0.44.

CONSOLIDATING OUR STRENGTHS, RE-POWERING INTO THE FUTURE
In 2004, China's economy continued to grow steadily with a relatively fast pace and there was a strong demand for electricity, thereby bringing about good opportunities for the development of the Company. However, at the same time, continued coal shortage, declining coal quality and rise of coal price posed the greatest operating difficulties for the Company since its establishment ten years ago. During the year, the Company continued to strengthen its management, open up markets, control costs and enhance efficiency by focusing on economic benefits and on the basis of safe operation, with a view to optimizing shareholders' interests. The management and all staff of the Company were committed and united as ever and strived to do their utmost, thereby having effectively overcome the challenges and achieved a stable operating result during the year.

In 2004, the operating power plants of the Company and its subsidiaries achieved power generation totalling 114.28 billion kWh on a consolidated basis, representing an increase of 25.7% over the same period of the previous year. In 2004, the average availability factor of the power plants of the Company and its subsidiaries was 93.84%, with an average capacity factor of 72.92% and an average utilization hours of 6,398 hours while weighted average coal consumption rates for power sold and power generated were 337.49 gram/kWh and 319.27 gram/kWh respectively. The weighted average house consumption rate was 5.64%. The Company's technical and economic indices remained at the forefront among all other power companies in the PRC.

The general growth in power generation of the power plants owned by the Company was, on the one hand, the result of the strong increase in power demand nationwide driven by a rapid growth of the national economy. On the other hand, the significant increase in power generation was attributable to the whole-year power generation contribution from the two generating units at Jining Power Plant which commenced operation in 2003 and the power generation contribution from the new generating units at Yushe Power Plant Phase II and Qinbei Power Plant towards the end of 2004, together with the contribution of the half-year power generation from the newly acquired Yingkou Power Plant, Jinggangshan Power Plant, Yueyang Power Plant and Luohuang Power Plant, thus significantly increasing the power generation capacity of the Company. At the same time, the sound and stable operation of the equipment of the power plants owned by the Company and its subsidiaries and the scientific and rationalized scheduling of the planned maintenance of the generating units also created favorable conditions for the increased power generation of the Company.

In 2004, the Company has reinforced its safety responsibilities system since the safety of the Company's production has encountered challenges resulting from the long-time heavy loading of its production facilities. The Company has strengthened its management so as to implement such measures. The target of safety was achieved and the foundation of production safety was strengthened.

As one of the Company's development strategies, the principle of emphasizing acquisition and development has bought about prominent results in 2004. In respect of acquisition of power assets, the acquisitions of Jinggangshan Power Plant, Hanfeng Power Plant, Yingkou Power Plant, Luohuang Power Plant and Yueyang Power Plant completed during the year were the Company's largest acquisition since its incorporation. The Company's generation capacity on an equity basis increased by 3,096MW. As to the progress of new energy projects, the Company has speeded up the progress on projects-under-construction and projects under planning to ensure the respective power plants to adhere to the schedules for commercial operations in accordance with the principles of "high quality, high speed and low construction cost". Generating units 3 and 4 (2 X 300MW) of Yushe Power Plant commenced commercial operation in October and November 2004 respectively while generating units 1 and 2 (2 X 600MW) of Qinbei Power Plant also commenced commercial operation in November and December respectively. The generation capacity of the Company was then increased by 1,020MW. By the end of 2004, the generation capacity of the Company reached 19,852MW. In addition, the acquisition of 60% equity interest in Sichuan Hydro Power and 65% equity interest in Pingliang Power Plant from China Huaneng Group was completed by the end of 2004 and the power plants were merged into the Company in January 2005. Currently, the generation capacities of the Company' s thermal projects under construction and hydropower projects under construction are 5,600MW and 783MW respectively. The estimated generation capacities of planned thermal power projects and planned hydropower projects are 8,960MW and 1,439MW respectively. The Company will continue to have new generating units to be put into commercial operation in each of next five coming years.

ADOPTING MULTIPLE MEASURES TO CONTAIN FUEL COSTS
During 2004, the nationwide short supply of coal, rising coal prices and declining coal quality caused great impact on the generation and operation of the Company. Although there is a relatively significant increase in power generation when compared to the same period in 2003 and we have adopted various measures to control costs, the Company still could not offset the increase in power generation costs caused by escalating coal prices. Unit fuel cost of the Company increased 32.97% when compared to the same period of the previous year.

In view of the unfavorable conditions brought by the coal market to power generation enterprises, in 2004 the Company carried out the following measures to ensure a long-term stable and effective supply of coal: relying on the temporary intervention measures as a result of the new governmental policy on coal supply and allying with other market players to stabilize the market; exploring low cost resources and transportation capacities by strengthening co-operation with large-scale coal and transportation enterprises; enhancing fuel management; and striving to enhance the fulfillment rate of major coal contracts. As a result, the Company has ensured that no power plant would have its generation interrupted because of coal shortage, and in fact strived for stable and full-load generation in order to mitigate the magnitude of increase in fuel costs. The Company has also proactively formulated a new fuel management model to centralize coal purchase, reallocation and settlement by entering into three to five-year mid-and-long term coal supply agreements with several large-scale national and local coal enterprises, such as Shenhua Group. The main channel of coal supply was primarily established, which has laid a solid foundation for stable fuel supply. While endeavoring to control fuel costs, the Company also adopted cost control measures including management of centralized payment of funds, strengthening the internal management of the Company and strictly controlling various expenses.

EXPANDING OUR POWER PLANTS DISTRIBUTION TO LEVERAGE DIFFERENT
GEOGRAPHICAL ADVANTAGES
On the basis of its development on the coastal regions, the Company has gradually expanded its business to the regions of Central and Western China, which have undergone rapid growth in power demand. Following the Company's entering into Henan Province and Shanxi Province, China's major energy bases, in 2003, the Company expanded to the central and western regions of China, which enjoyed rapid growth in power demand, by acquiring Jinggangshan Power Plant in Jiangxi Province, Luohuang Power Plant in Chongqing Municipality, Yueyang Power Plant in Hunan Province and Pingliang Power Plant in Gansu Province. The acquisitions have improved the generation and fuel structure of the Company and provided the Company with opportunities to capture the varied benefits of increase in power demand in both developed and developing regions. In addition, since the newly acquired power plants such as Luohuang Power Plant and Hanfeng Power Plants are close to coal mines, and Pingliang Power Plant is a mine-month project, the relatively low fuel costs of such power plants have helped to reduce the Company's fuel costs.

EXPANDING INTO HYDROPOWER, OPTIMIZING OUR GENERATION STRUCTURE
"Emplasizing both coal fuel and other feasible types of fuel" is one of the long term development strategies of the Company. During the year, on the basis of operating coal-fired power plants, the Company proactively participated in the development of other viable energy projects. In addition to speeding up the progress of gas projects, the Company acquired 60% equity interest in Sichuan Hydro Power. This was a big step forward of the Company in hydropower development since the Company's investment in China Yangtze Power Co., Ltd. The acquisition expanded the Company's service area and improved its generation structure. The fuel sources of the Company are becoming much diversified and balanced, thus providing favorable conditions for stablizing the Company's generation.

PROSPECTS FOR 2005
Year 2005 is a year full of challenges and opportunities. The Company has been provided with more market space for its steady growth in power generation as a result of continued growth in power demand due to the continued rapid development of the national economy. The generating units acquired and the new generating units which were put into commercial operation last year will make significant contribution to the power generation and profits of the Company. The implementation of the State's Coal-Electricity Price Linkage Mechanism will be conducive to raising the Company's tariffs. Macro-economic control and clearance of non-approved construction projects will enhance a rational development of the power industry and will provide the Company with an opportunity for orderly development. The deepening reforms of the power industry will be instrumental for establishing an open, fair and equitable power market which may also bring about development opportunities for the Company.

At the same time, the Company also faces a number of challenges. The major challenge facing the Company is cost control, particularly regarding unit fuel costs. In 2005, coal will continue to be in short supply. One of our major tasks is to ensure a long-term, stable and effective supply of coal and to control unit fuel costs.

In addition, other challenges are how to ensure high quality, speedy completion and low costs during the course of power plant construction, and how to further enhance the management level of the Company and to maintain the competitiveness of the Company.

In respect of power generation, the continued growth in power demand has caused long-time heavy loading to the generating units. It is also a challenge for us to ensure a sound operation of our generating units and facilities, or to achieve safe, steady and full-load power generation so as to assure safe power supply.

As China's power market continues to evolve, it is only natural that the Company will encounter competition and face challenges. We are confident that we can seize the opportunities and face the challenges. Our advantages include: advanced and highly efficient power generation equipment and technology; a regulated corporate governance structure with an experienced management team and outstanding staff; abundant capital and solid reputation; economies of scale and geographical advantages on the distribution of our power plants; and strong support from our parent company. Given these advantages, the Company will further develop amid competition, capture a greater market share and seize more opportunities in asset acquisition as a result of the power industry's restructuring and from its parent company. The Company has full confidence to maintain its leadership position among independent power producers in China.

The Company will focus on the following work objectives in 2005:

(1) To enhance production safety and to ensure stable and safe power generation;

(2) To strengthen coal purchase management and ensure a safe, stable and effective supply of coal;

(3) To strengthen marketing and cost controls so as to increase income and decrease expenses, thus enhancing economic returns;

(4) To strengthen management of projects under construction so as to achieve high quality, speedy completion, low costs and timely commencement of operation;

(5) To enhance strategic planning and to ensure a long-term, stable and healthy development of the Company.

The Company will continue to pursue a maximization of shareholders' interests as its operating objective and goal. Given the continued economic growth in China, good opportunities provided by the power system reforms and strong support from the government at all levels and from the parent company, and especially the support and trust from investors and shareholders, the Company will definitely be able to continue its healthy and steady growth, bringing long-term, stable and increasing returns to its shareholders.

Facing the challenge of continuously rising coal costs, during 2004 the Company adopted different measures to lower the fuel cost. Relying on the Government's temporary intervention measure on thermal price, the Company united with various parties to stabilize the market, and devoted its effort to enhancing the fulfillment rate of major coal contracts. It increased the supply of coal with good quality and with competitive prices through strengthening its cooperation with large-sized coal enterprises. It entered into medium-to-long term coal supply agreements with major coal supply enterprises and established stable long-term supply and demand relationships. The Company also reinforced its transportation logistics, with a view to relieving the pressure due to transportation bottlenecks. Last but not least, it acquired mine-mouth power plants to lower fuel transportation costs.

Management's Discussion and Analysis

Our core business is to invest, construct and operate power plants and provide sustainable and stable electricity supply to users through local grid companies.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Summary
Huaneng Power International, Inc. is one of the largest independent power generation enterprises in China. As at 31st December, 2004, the Company wholly owned 16 operating coal-fired power plants, had controlling interests in 8 operating coal-fired power companies and minority interests in 4 power companies. These power plants and power companies are widely located covering the Northeast grid (Liaoning), the Northern China grid (Hebei, Shanxi and Shandong), the Central China grid (Henan, Hunan and Chongqing), the Eastern China grid (Shanghai, Jiangsu, Zhejiang and Fujian) and the Southern China grid (Guangdong).

In January, 2005, the Company obtained a controlling interest in a hydro power generation company covered by the Sichuan grid located in Southwest China (60% equity interest of Sichuan Huaneng Hydropower Development Corporation, Ltd. (the "Sichuan Hydropower")) and one coal-fired power company covered by the Northwest grid (65% equity interest of Gansu Huaneng Pingliang Power Generation Limited Liability Company (the "Pingliang Power Company")) located in Northwest China through acquisitions.

A.   Operating results

     1. In 2004, the Company has achieved expected operating results and the board of directors was satisfied with such operating results.

          Comparing 2004 against prior year, the increase in average power generation hours, the overall expansion of the Company and its subsidiaries and the stable increase in average tariff rates contributed to the significant increase in output and revenue. However, the high level of coal prices, which in turn led to the increase in unit fuel costs, has offset the increase in revenue and the decrease in other costs.

          Overcoming difficulties, seizing opportunities and achieving good operating results
          In 2004, the rapid development of the national economy has resulted in a strong demand for electricity. The growth rate of the generation and consumption of electricity exceeded that of the GDP in the PRC. All of these events provided favorable external factors for the Company and its subsidiaries to generate more power.

          Because of the rapid development of the national economy and the strong demand for electricity, there was a shortage in coal supply and in railway, marine and river transportation. These have led to an insufficient coal storage, an increase in coal price and a lowering of the quality of coal acquired, which in turn created a tremendous challenge for the Company and its subsidiaries to ensure an adequate coal supply for the stable generation of electricity and to maintain cost control and achieve, targeted profit.

          All of our staff worked hard to strengthen our management over coal supply. Through various means, we were able to secure an adequate supply of coal to avoid a shut down of any of our plants due to a shortage of coal. Taking advantage of our advanced technological facilities, we increased our output, maintained our market share and created marginal profit that partially offset the increase in coal cost.

          For the year ended 31st December, 2004, the total power generation of our operating power plants has increased by 23.37 billion kWh or 25.70% from 90.91 billion kWh in the prior year to 114.28 billion kWh, of which 10.58 billion kWh was attributable to newly acquired power plants, 1.41 billion kWh was attributable to new generators that were put into commercial operation this year and 11.38 billion kWh was attributable to increased utilization rate.

          The increase in utilization rate is primarily due to the following factors:

          1) The rapid growth of the national economy in 2004, which resulted in a significant increase in the demand for electricity and caused, in general, a proportionate increase in the generation of our power plants;

          2) Arrangement of the overhaul programmes. The power plants planned their overhaul programmes, to the extent possible, around the off-peak period and without compromising on the quality of performance, reduced the duration period of the overhaul programme to increase the utilization rate on the generators; and

          3) Technological improvements in our skill sets and facilities have ensured an increase in our generation.

          Strive hard and exceeded planned construction projects

          In 2004, the Company focused on large-scale construction projects and its mission was to ensure commencement of commercial operations of many new generators. The Company strengthened its construction management through improving the coordination of equipment delivery, design, construction work and generator inspection. Through the hard work of all staff and the cooperation of other participating parties, the Company has met its two targets of commencing commercial operation at both the Yushe Phase II and the Qinbei power plants, achieving an additional generation capacity of 1,800 MW which surpassed the annual plan of achieving an additional generation capacity of 1,200 MW. Currently, all the Company's projects are proceeding smoothly. There are 8 projects underway with an expected generation capacity of up to 8,960 MW. The progress, quality and investments of all these projects were well managed.

          Breakthrough in acquisitions

          In July, 2004, the Company acquired all the assets and liabilities of the Yingkou Power Plant (in Liaoning Province) and the Jinggangshan Power Plant (in Jiangxi Province), 55% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company (the "Yueyang Power Company" in Hunan Province), 60% equity interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company (the "Luohuang Power Company" in Chongqing) and 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company (the "Hanfeng Power Company" in Hebei Province) and paid a total consideration of RMB4.575 billion. These acquisitions were in line with our market development strategy to consolidate our positions in the coastal regions and to expand into central China.

          Prospects for 2005-the Company and its subsidiaries' missions of achieving better results and maintaining strong development will face difficulties. There will be both opportunities and challenges.

          Electricity demand in the PRC power market is expected to grow throughout 2005 providing more market capacity for the stable power generation of the Company and its subsidiaries. The acquired power plants and the new generators that were put into commercial operations in 2004 will provide a positive contribution. However, the large-scale increase in power generation construction and operation in the PRC during the last two years presents certain difficulties to the Company and its subsidiaries in achieving a higher growth rate in power generation.

          The establishment of the "coal-electricity price linkage mechanism" will benefit the Company and its subsidiaries with an increase in tariff rates. However, shortage of coal supply may continue and coal prices may remain at a high level which will bring challenges for the coal purchase and cost control of the Company and its subsidiaries in 2005.

          The continuous rapid growth in China's national economy and living standards will provide great opportunity for the expansion of the PRC power market. Macroeconomic controls and restraints on illegal construction projects will enhance the development of the power industry, which will provide opportunity for the Company and its subsidiaries to develop properly. These favorable external factors will help the Company and its subsidiaries in developing new projects and enlarging the scale of their operations. However, large-scale power construction projects will also bring challenges to project management and financing.

          We are confident in seizing opportunities and facing the challenges. In terms of cost controls, the Company and its subsidiaries will seek to achieve a stable long-term coal supply and to effectively control the level of increase in unit fuel costs. In terms of power construction, the Company and its subsidiaries will increase the pace of lower-costs power generation construction projects while maintaining high quality. In terms of power generation, the Company and its subsidiaries will ensure more power generated in a safe and stable manner. In order to minimize fuel and geographical risks, the Company and its subsidiaries will adjust the structure of power generation location and the energy resources structure through construction and acquisitions. The Company and its subsidiaries will also aim for greater competitive advantages through the use of advanced, efficient and environmentally friendly power generation facilities and technologies, proper corporate governance, experienced management and high quality staff, sufficient funding and strong reputation. The Company and its subsidiaries are confident in maintaining their leadership position among independent power producers in the PRC.

On the basis of consolidating its development in the coastal areas, the Company gradually expanded towards the central-western regions where the power markets are rapidly growing. After entering into the coal supply bastion of Henan Province and Shanxi Province in 2003, the Company entered into China's central-western regions in 2004 through the acquisitions of Jinggangshan Power Plant in Jiangxi Province, Luohuang Power Plant in Chongqing Province, Yueyang Power Plant in Hunan Province and Pingliang Power Plant in Gansu Province. This has much enhanced the Company's power plants distribution, allowing it to enjoy the varied opportunities in electricity growth offered by both developed areas and developing areas. In addition, the newly acquired power plants such as Luohuang Power Plant and Hanfeng Power Plant are close to the coal mines and Pingliang Power Plant is a mine-mouth power plant, which means the lower fuel costs obtained from these areas will contribute to lowering the overall fuel cost of the Company.

     2. Comparative analysis of operating results

     2.1  Net operating revenue


          The average tariff rate (inclusive of VAT) and the net operating revenue of our operating power plants are as follows:

                                    Average tariff rate                         Net operating
                                    (inclusive of VAT)                             revenue
                                         (RMB/MWh)                               (RMB million)
                                                    Increase/                               Increase/
          Operating                                (Decrease)                              (Decrease)
          power plants         2004         2003          (%)         2004          2003          (%)
------------------------------------------------------------------------------------------------------
          Dalian             283.62       272.69        4.01%        2,225         1,900       17.11%
          Fuzhou             365.00       331.82       10.00%        3,047         2,390       27.49%
          Nantong            325.18       312.52        4.05%        2,507         2,147       16.77%
          Shang'an           303.25       307.94       (1.52%)       2,107         2,008        4.93%
          Shantou
            Oil-Fired        604.08       672.14      (10.13%)         155           178      (12.92%)
          Shantou            446.86       435.17        2.69%        1,631         1,522        7.16%
          Dandong            289.05       276.95        4.37%        1,117           927       20.50%
          Shidongkou II      342.56       332.85        2.92%        2,367         2,250        5.20%
          Nanjing            321.67       307.31        4.67%        1,146         1,027       11.59%
          Dezhou             332.58       333.34       (0.23%)       3,519         3,206        9.76%
          Weihai             394.06       386.50        1.96%        1,494         1,340       11.49%
          Jining             299.89       274.66        9.19%          648           453       43.05%
          Shidongkou I       285.43       256.64       11.22%        1,907         1,623       17.50%
          Taicang            341.10       321.80        6.00%        1,256         1,105       13.67%
          Changxing          351.94       320.57        9.79%          565           454       24.45%
          Huaiyin            330.88       317.21        4.31%          772           652       18.40%
          Xindian1           320.83       342.41       (6.30%)         609           150      306.00%
          Yushe1             282.10       200.63       40.61%          444            57      678.95%
          Yingkou2           315.48          N/A          N/A          584           N/A          N/A
          Jinggangshan2      325.67          N/A          N/A          531           N/A          N/A
          Luohuang2          286.74          N/A          N/A          871           N/A          N/A
          Yueyang2           316.52          N/A          N/A          588           N/A          N/A
          Qinbei3            273.11          N/A          N/A           29           N/A          N/A
          Total              327.88       318.68        2.89%       30,118        23,388       28.78%

          Note1: Since November, 2003, we have held a more than 50% equity interest in the Xindian Power Plant and the Yushe Power Company.

          Note2: Since July, 2004, we have held a more than 50% equity interest in the Yingkou Power Plant, the Jinggangshan Power Plant, the Luohuang Power Company and the Yueyang Power Company.

          Note3: The two generators of the Qinbei Power Company commenced production in November and December 2004 respectively.

          The average tariff rate of the Company and its subsidiaries increased by approximately 2.89% from RMB318.68 per MWh in 2003 to RMB327.88 per MWh. The major reason was the implementation of an adjustment on the tariff for electricity sold and the related operating hours of the power plants in accordance with instructions from National Development and Reform Commission ("NDRC").

          Net operating revenue represents operating revenue net of value-added tax and amounts received in advance. For the year ended 31st December, 2004, the consolidated net operating revenue of the Company and its subsidiaries amounted to RMB30.118 billion, representing an increase of approximately 28.78% over the RMB23.388 billion in the prior year. The increase of the net operating revenue is mainly due to the increase of generation capacity, operating hours of the power plants and the average tariff rates. The increase of generation capacity was mainly attributable to the acquired power plants in the current year which contributed approximately RMB2.573 billion net operating revenue to the Company and its subsidiaries. Excluding the impact of acquisitions, the increase in the utilization rate and average tariff rates contributed approximately RMB3.392 billion and RMB765 million net operating revenue to the Company and its subsidiaries in the current year respectively.

     2.2  Operating expenses

          The total operating expenses of the Company and its subsidiaries increased by 42.20% from approximately RMB16.315 billion in 2003 to approximately RMB23.2 billion in 2004. Such an increase was attributable to the expansion of the scale of operations and the increase in fuel costs. The power plants acquired in 2004 accounted for RMB2.074 billion of the operating expenses. Excluding the impact from the power plants acquired in 2004, the increase in operating expenses amounted to approximately RMB4.811 billion.

          The growth of operating expenses outweighed both the growth of power generation and net operating revenue. The significant increase in fuel costs is considered to be the primary reason for such an increase. The economies of scale as a result of enhancing utilization rates brought about a slower increase in fixed costs (such as depreciation) when compared with that of power generation, however, could not fully offset the impact of higher rate of increase in fuel costs. Hence, the rate of growth of operating expenses of the Company and its subsidiaries was greater than that of power generation. As net operating revenue is determined by power generation and tariff rates and given the limited increase in average tariff rate, the growth of operating expenses was also higher than that of net operating revenue.

     2.2.1        Fuel

          Fuel costs represented the major operating expenses of the Company and its subsidiaries, which has increased by approximately 67% from prior year. The increase in coal consumption as a result of increasing power generation of the Company and its subsidiaries and the increase in fuel price contributed to an increase in fuel costs. There was an increase of approximately 32.97% of unit fuel cost from prior year in 2004.

     2.2.2       Maintenance

          The maintenance expense of the Company and its subsidiaries amounted to approximately RMB808 million in 2004, representing a decrease of approximately 12.36% from approximately RMB922 million in the prior year. The decrease in the maintenance expense was mainly due to two factors: 1) enhanced utilization rate of equipment and minimized duration of maintenance projects through the careful scheduling of maintenance programmes; and 2) the improvement of the operating condition of the equipment as a result of continuous technological improvement.

     2.2.3       Depreciation

          Depreciation expenses of the Company and its subsidiaries have increased by approximately 14.32% from prior year. Newly acquired power plants in 2004 contributed to an increase of approximately 12.34%.

     2.2.4       Labour

          Labour costs of the Company and its subsidiaries amounted to approximately RMB1.877 billion in 2004, representing an increase of approximately 30.40% from approximately RMB1.440 billion in 2003. The labour cost of the original power plants increased to approximately RMB1.744 billion, representing an increase of approximately 21.14% compared to prior year, among which, the full year impact from the Xindian Power Plant and the Yushe Power Company acquired in October, 2003 contributed approximately RMB112 million. The newly acquired Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company contributed additional labour costs of approximately RMB133 million in 2004.

     2.2.5       Service fees to HIPDC

          The service fees paid to HIDPC refer to fees paid for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

          The service fees paid to HIPDC amounted to approximately RMB134 million in 2004, representing a decrease of 37.78% compared to approximately RMB215 million in 2003. The decrease of service fee rate upon the conclusion of a supplementary agreement with HIPDC represented the primary reason for this decrease.

     2.2.6       Enterprise income tax ("EIT")

          Pursuant to the relevant tax regulations, the Company is treated as a Sino-foreign equity joint venture that enjoys a preferential income tax treatment. This allows the power plants of the Company to be exempted from EIT for two years starting from the first profit-making year after covering the accumulated deficits. This is followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, the wholly-owned power plants pay their respective EIT to local tax authorities, even though they are not separate legal entities. The consolidated EIT of the Company and its subsidiaries amounted to approximately RMB1.014 billion in 2004 which represented a decrease of approximately 11.76% from approximately RMB1.149 billion in prior year. The main reason for such a decrease was the decreased net profit and the increasing ratio of the profit from the power plants with lower applicable tax rates. This contributed to the effective tax rate decreasing from approximately 16.99% in 2003 to approximately 15.38% in 2004.

     2.2.7       Other operating expenses

          Other operating expenses of the Company and its subsidiaries amounted to approximately RMB606 million in 2004, representing an increase of approximately 1.63% from approximately RMB597 million in 2003. The major reason for this increase was the full year impact from the Xindian Power Plant, the Yushe Power Company and the Qinbei Power Company acquired in October, 2003 and the six-month contribution from the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in July, 2004. The other operating expenses of the original power plants accounted for approximately RMB542 million, representing a decrease of approximately 9.20% from approximately RMB597 million in prior year.

     2.2.8       Net profit before financial expenses

          The increasing fuel costs contributed to a decrease of net profit before financial expenses of approximately 2.19% from approximately RMB7.073 billion in 2003 to approximately RMB6.918 billion in 2004.

     2.2.9       Financial expenses

          The net financial expenses of the Company and its subsidiaries totalled approximately RMB740 million for the year 2004 which represented an increase of approximately 35.92% from approximately RMB544 million. The original power plants accounted for approximately RMB554 million, representing an increase of approximately 1.80% from the prior year. The financial expenses of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company and the Luohuang Power Company acquired in 2004 accounted for approximately RMB186 million.

     2.3  Net profit

          The 2004 consolidated net profit of the Company and its subsidiaries was RMB5.324 billion, which represented a decrease of approximately 1.96% from approximately RMB5.430 billion in the prior year. This decrease was primarily due to the increased operating expenses of the Company and its subsidiaries in 2004. A significant increase in power output, the average tariff rates and the respective full year and half year profit impacts from the acquisition of the Xindian Power Plant and the Yushe Power Company in October, 2003 and the acquisition of the Yingkou Power Plant, the Jinggangshan Power Plant, the Yueyang Power Company, the Luohuang Power Company and the Hanfeng Power Company in July, 2004 have brought about increases in the net operating revenue and net profit respectively. However, all the factors described above could not fully offset the increased operating expenses caused by the increase in fuel costs. Hence, the consolidated net profit of the Company and its subsidiaries has decreased slightly when compared with the prior year. The consolidated net profit of the Company and its subsidiaries, excluding the impact of newly acquired power plants in the current year was approximately RMB4.927 billion in current year, which represented a decrease of 9.28% compared to RMB5.430 billion in 2003.

     2.4  Comparison of financial positions

          As at 31st December, 2004, total assets of the Company and its subsidiaries amounted to approximately RMB72.780 billion, which represented an increase of approximately 35.76% from approximately RMB53.610 billion in the prior year. Non-current assets increased by approximately 39.33% to approximately RMB63.126 billion while current assets increased by approximately 16.26% to approximately RMB9.654 billion. Acquisitions and capital expenditure on construction projects primarily accounted for these increases with the total assets being obtained through acquisitions in the current year amounting to approximately RMB13.251 billion, including non-current assets of approximately RMB10.735 billion as at 31st December, 2004.

          Total capital expenditure (primarily spending on construction projects), amounted to approximately RMB10.036 billion, with its main source of financing being from bank borrowings.

          In accordance with the schedule of development plans, the capital expenditure of the Company and its subsidiaries will remain at a high level in 2005 and the Company expects there will be continued increases in both total assets and liabilities. Other so far unplaned acquisitions will also have a certain impact on the financial position of the Company and its subsidiaries.

          As at 31st December, 2004, total liabilities of the Company and its subsidiaries amounted to approximately RMB33.248 billion, representing an increase of approximately 79.73% from approximately RMB18.499 billion in the prior year. Non-current liabilities were increased by approximately 78.41% to approximately RMB16.515 billion while current liabilities were increased by approximately 81.05% to approximately RMB16.733 billion. The increase in liabilities is mainly caused by the increase in bank borrowings as a result of acquisitions and capital expenditure on construction projects.


          Primary financial ratios

                                                                     The Company and its subsidiaries
                                                                               2004              2003
-----------------------------------------------------------------------------------------------------
          Current ratio                                                        0.58              0.90
          Quick ratio                                                          0.49              0.81
          Ratio of liabilities and owners' equity                              0.92              0.54
          Multiples of interest earned                                         7.29             12.03
-----------------------------------------------------------------------------------------------------

          Calculation formula of the financial ratios:

          Current ratio                =  balance of current assets at the end
                                          of the year/balance of current
                                          liabilities at the end of the year

          Quick ratio                  =  (balance of current assets at the
                                          end of the year - net amount of
                                          inventories at the end of the
                                          year)/balance of current liabilities
                                          at the end of the year

          Ratio of liabilities and     =  balance of liabilities at the end
            owners' equity                of the year/balance of owners' equity
                                          at the end of the year

          Multiples                       of interest earned = (profit before
                                          tax + interest expense)/interest
                                          expenditure (including capitalized
                                          interest)

          The current ratio and quick ratio of the Company and its subsidiaries decreased significantly compared to the prior year, which was mainly due to increased capital expenditure and the cash consideration paid during acquisitions. These factors contributed to a significant increase in short-term borrowings as at the year end.

          Similarly, the significant increases in short-term and long-term borrowings, arising from the reasons discussed above, contributed to the significant increase in the ratio of liabilities and owners' equity.

          The multiples of interest earned of the Company and its subsidiaries decreased from that of the prior year mainly due to the lower interest expenses (including capitalized interest) on loans borrowed to finance construction and acquisitions.

          During 2004, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditure was met by short-term borrowings. This was due partly to the use of low-interest short-term borrowings rather than the high-interest long-term borrowings in order to minimize interest expense. Consequently, as at 31st December, 2004, the Company and its subsidiaries had a negative working capital balance of approximately RMB7.1 billion. Based on the successful financing history of the Company and its subsidiaries, the significant amount of undrawn banking facilities (See Note B 2.2) available to the Company and the stable operating results, the Company and its subsidiaries believe that they are able to meet their liabilities as and when they fall due and meet the capital required for operations.

B. Liquidity and cash resources
     1.   Liquidity

                                                              2004             2003          Variance
                                                       RMB billion      RMB billion                 %
-----------------------------------------------------------------------------------------------------
          Net cash provided by operating
            activities                                       8.163            9.533            (14.37)
          Net cash used in investing activities            (13.650)          (5.225)           161.24
          Net cash provided by/(used in)
            financing activities                             3.654           (3.182)           214.83
-----------------------------------------------------------------------------------------------------

          Net (decrease)/increase in cash
            and cash equivalents                            (1.833)           1.126            262.79
-----------------------------------------------------------------------------------------------------

          Cash and cash equivalents,
            beginning of year                                4.129            3.003              37.5
-----------------------------------------------------------------------------------------------------

          Cash and cash equivalents, end of year             2.296            4.129            (44.39)
-----------------------------------------------------------------------------------------------------


          Net cash provided by operating activities is the main source of cash for the Company and its subsidiaries. The net cash provided by operating activities amounted to RMB8.163 billion in 2004 which was lower than that of the prior year. The significant increase in fuel costs primarily contributed to the lower level of cash from operations.

          The Company and its subsidiaries expect that the operating activities will continue to provide sufficient and sustained cash flows in the future.

          Net cash used in investing activities mainly consisted of capital expenditure for the purchase of property, plant and equipment and cash paid for acquisitions of power plants.

          Net cash flows from financing activities consisted mainly of drawdown of loans less repayments of loans and dividend payments.

          In 2003, the Company and its subsidiaries repaid loans of approximately RMB3.198 billion, paid dividends of approximately RMB2.197 billion and took out new loans of approximately RMB2.135 billion.

          In 2004, the Company and its subsidiaries repaid loans of approximately RMB8.317 billion, paid dividends of approximately RMB3.173 billion and took out new loans of approximately RMB14.468 billion.

          In 2005, the Company and its subsidiaries will enter into a comparatively concentrated period of capital expenditure for construction projects. In order to minimize the cost of capital, the newly developed projects will be financed by borrowings. The Company and its subsidiaries are confident in managing the scale of liabilities and financial risks.

          As at 31st December, 2004, the interest-bearing liabilities of the Company and its subsidiaries totalled approximately RMB25.6 billion, including both long-term borrowings (inclusive of current portion) and short-term borrowings. Within which, approximately RMB7.6 billion was from foreign borrowings.

     2. Capital expenditure and cash resources

     2.1  Capital expenditure

     2.1.1       Capital expenditure on acquisitions

          Cash payments for acquisitions during 2004 amounted to approximately RMB4.575 billion when the Company acquired all the assets and liabilities of the Yingkou Power Plant and the Jinggangshan Power Plant, 55% equity interest in the Yueyang Power Company, 60% equity interest in the Luohuang Power Company and 40% equity interest in the Hanfeng Power Company.

          Cash payments for acquisitions during 2003 amounted to RMB2.940 billion.

          In January, 2005, the Company paid a cash consideration of RMB2.025 billion to acquire a 65% equity interest in the Pingliang Power Company and a 60% equity interest in Sichuan Hydropower. These power plants are located in Gansu and Sichuan Provinces in Western China. The acquisition enabled the Company to enter a fast growing power market in Western China, achieving the marketing development strategy of "consolidating our positions in the coastal regions, expanding into Central China and entering into Western China". This is also one of the milestones of the Company in realizing the development strategy of "combining hydro and coal-fired power", and represents a continuation of the established strategy of a balance between development and acquisitions. While considering scale, geography or energy type, the acquisition undoubtedly enabled the Company to be the largest Asian integrated power generation enterprise. Given strong demand for electricity in the PRC and intense coal supply, improving the energy mix through acquiring a hydropower generation company and lowering fuel costs through acquiring power plants close to coal mines (the Pingliang Power Company) should enable the Company and its subsidiaries to improve profitability and effectively control fuel costs.

          The Company and its subsidiaries will continue to follow the construction and acquisition strategy by proactively seeking new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value. Since there are uncertainties associated with acquisition projects, the amount of capital expenditure required is also uncertain. However, the significant cash flows from operating activities and the available undrawn borrowing facilities should provide the Company with a sufficient level of cash to support acquisition projects.

     2.1.2       Capital expenditure on construction and renovation

          The capital expenditure for construction and renovation in 2004 amounted to approximately RMB10.036 billion, including approximately RMB1.632 billion for the Qinbei Phase I project, approximately RMB1.219 billion for the Yushe Phase II project, approximately RMB1.566 billion for the Taicang Phase II project, approximately RMB1.199 billion for the Yuhuan Phase I project, approximately RMB228 million for the Shantou Phase II project, approximately RMB1.216 billion for the Huaiyin Phase II project, approximately RMB126 million for the Shidongkou II Phase II project, approximately RMB281 million for the Xindian project, approximately RMB451 million for the Luohuang Phase III project, approximately RMB446 million for the Yueyang Phase II project, approximately RMB2 million for the Jinggangshan project. Other expenditure consists mainly of approximately RMB24 million of prepaid construction, approximately RMB361 million for settlement of a construction payable in respect of the Dezhou Phase III and approximately RMB364 million for the acquisition of property, plant and equipment and routine renovation expenditure.

          Capital expenditure for construction and renovation in 2003 amounted to approximately RMB3,607 million, including approximately RMB355 million for the Jining Phase III expansion construction, approximately RMB439 million for the Yuhuan Phase I project, approximately RMB215 million for the Shantou Phase II project, approximately RMB497 million for the Huaiyin Phase II project, approximately RMB240 million for the Qinbei Phase I project, approximately RMB177 million for the Yushe Phase II project, approximately RMB80 million for the Xindian expansion construction, approximately RMB144 million for the renovation of the Shidongkou I Power Plant and approximately RMB459 million for the renovation of the Taicang Power Plant. Other items mainly consist of approximately RMB349 million for the settlement of a construction payable of the Dezhou Power Plant Phase III and approximately RMB214 million of construction payable for the Nantong Phase II.

          The above capital expenditure items amounted to mainly financed by long-term borrowings and cash from operations.

          The Company and its subsidiaries will continue to incur significant capital expenditure in 2005. The construction projects of the Company in 2005 include two 1,000MW ultra super critical coal-fired generator units for the Yuhuan Power Plant Phase I project, two 300MW coal-fired generator units for the Yueyang Phase II project, two 600MW coal-fired generator units of the Taicang Power Plant Phase II, two 600MW coal-fired generator units for the Luohuang Phase III project and one 600MW coal-fired generator unit for the Shantou Phase II project. Planned construction items mainly include two 1,000 ultra super critical coal-fired generator units for the Yuhuan Power Plant Phase II project; two 600MW coal-fired generator units for the Yingkou Power Plant Phase II project, two 600MW coal-fired generator units for the Qinbei Phase II project, two 600MW coal-fired generator units for the Shang'an Phase III project, three 350MW gas-fueled generator units for the Shanghai Ranji and three 350MW gas-fueled generator units for the Jinling Power Plant. The Company and its subsidiaries will also proactively promote the construction of disulphuric facilities. The Company and its subsidiaries will actively monitor the progress of the above projects based on commercial feasibility principles and engage in new project developments for the long-term. The Company expects to finance such projects through internal funding, available undrawn borrowing facilities and cash flows provided by operating activities.

     2.2  Cash resources and anticipated financing cost

          The Company and its subsidiaries expect the cash resources for capital expenditure for construction and acquisitions to be principally generated from internal funds, cash flows from operating activities and future debt and equity financing.

          Through years of successful operations, the market image and "brand" of the Company and its subsidiaries have continuously enhanced. Standard & Poors upgraded the credit rating on the Company to BBB+, outlook of the rating was stable in February, 2004. Good operating results and good credit status give the Company strong financing capabilities. As at 31st December, 2004, the Company and its subsidiaries had available unsecured borrowing facilities from banks of approximately RMB30 billion (included in these undrawn borrowing facilities are medium to long-term loan facilities of RMB20 billion with the drawdown subject to application and approval procedures). These unsecured borrowing facilities from PRC banks provide the Company and its subsidiaries with a sufficient level of available cash and raise the level of liquidity and repayment capabilities of the Company and its subsidiaries effectively.

          Despite the acquisitions of the Yingkou Power Plant, the Jinggangshan Power Plant, the 55% equity interest of the Yueyang Power Company, the 60% equity interest of the Luohuang Power Company, the 40% equity interest in the Hanfeng Power Company in July, 2004 and the 65% equity interest in the Pingliang Power Company and the 60% equity interest in the Sichuan Hydropower in January, 2005, the Company and its subsidiaries have maintained a strong level of ability to service their debts.

          As at 31st December, 2004, short-term borrowings of the of Company and its subsidiaries amounted to approximately RMB8.099 billion with interest charged between 4.30% and 5.02% per annum (2003: approximately RMB1.6 billion with interest charged between 4.54% and 5.05% per annum).

          As at 31st December, 2004, the total long-term bank borrowings of the Company and its subsidiaries amounted to approximately RMB16.112 billion (2003: approximately RMB10.715 billion). These loans include bank borrowings denominated in Renminbi of approximately RMB8.805 billion (2003: approximately RMB4.064 billion); US dollar of approximately US$778 million (2003: approximately US$803 million) and Euro of approximately D77 million (2003: N/A). Included in these borrowings were approximately US$67 million of floating-rate borrowings. For the year ended 31st December, 2004, these borrowings bore interest that ranged from 1.225% to 6.97% (2003: from 1.18% to 6.60%) per annum. The Company and its subsidiaries have entered into interest rate swap contracts with PRC banks to reduce the floating interest rate risk. As at 31st December,2004, current portion of these long-term bank loans, bank loans between 1 to 2 years, between 2 to 5 years and over 5 years amounted to RMB1,257 million, RMB1,363 million, RMB7,639 million and RMB5,853 million, respectively.

          As at 31st December, 2004, the total long-term shareholders' loan to the Company and its subsidiaries amounted to RMB800 million (2003: approximately RMB420 million). The loans are denominated in Renminbi (2003: denominated in Renminbi of approximately RMB32 million and US dollar of approximately US$47 million). Included in these borrowings were approximately RMB200 million of floating-rate borrowings. For the year ended 31st December, 2004, these borrowings bore interest that ranged from 3.60% to 5.76% (2003: 3.62% to 5.76%) per annum.
          All these borrowings from a shareholder will mature 5 years later.

          As at 31st December, 2004, the total other long-term loans of the Company and its subsidiaries amounted to approximately RMB587 million (2003: approximately RMB1.06 billion). These loans include borrowings denominated in Renminbi of approximately RMB310 million (2003: approximately RMB745 million), US dollar of approximately US$19 million (2003: approximately US$21 million) and Japanese Yen of approximately JPY1.548 billion (2003: approximately JPY1.786 billion). All these foreign currency borrowings were at floating rates. For the year ended 31st December, 2004, these borrowings bore interest that ranged from 1.70% to 5.93% (2003: from 4.94% to 6.21%) per annum. The Company will closely monitor the foreign exchange market and cautiously assess the exchange rate and interest rate risks. As at 31st December, 2004, current portion of these other long-term loans, other long-term loans between 1 to 2 years, between 2 to 5 years and over 5 years amounted to RMB286 million, RMB109 million, RMB128 million and RMB64 million, respectively.

          Combining the current development of the power industry and the growth of the Company and its subsidiaries, the Company and its subsidiaries will make continuous efforts to not only meet cash requirements of daily operations, construction and acquisition, but also establish an optimal capital structure to minimize the cost of capital and manage financial risk through effective financial management activities thereby maintaining stable returns to the shareholders.

     2.3  Other financing requirements

          The objective of the Company and its subsidiaries is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2005, in accordance with the income appropriation plan of the board of directors of the Company (subject to the approval of the shareholders' meeting), the Company expects to pay a cash dividend of approximately RMB3.014 billion.

     C.   Trend information

     1. Impact of demand and supply

          Restrictions on power supply and demand in 2005 are expected to be somewhat relaxed but the overall power supply and demand will still be tense with some restrictions on power consumption during peak season in certain regions. In 2006 the power supply and demand in the PRC will hopefully be balanced. As a result of good functionality of the generators of the Company and its subsidiaries, whilst there maybe some short-term decline in utilization hours, the Company and its subsidiaries are confident in maintaining high utilization hours in the long-term.

     2. Impact of the electricity pricing policy

     2.1  The Electricity Pricing Reform Scheme

          The State Council approved the Electricity Pricing Reform Scheme on 3rd July, 2003, which defined the short-term and long-term objectives of the power pricing reform. The specific implementation methods are still being established.

          The short-term objectives for the electricity pricing reform are to establish an appropriate on-grid price setting mechanism to accommodate a reasonable level of competition in power generation; to establish a preliminary pricing mechanism for transmission and distribution to facilitate the healthy development of the power grids; to link the retail prices with the on-grid prices; to optimize the structure of the retail price; and to pilot-run the practice for high voltage users to directly make purchases from the power generation companies based on a reasonable price for transmission and distribution.

          The long-term objective for the electricity pricing reform is to establish a standardized and transparent tariff setting mechanism, classifying the electricity prices into the on-grid price, the transmission price, the distribution price and the end-user retail price, and to allow the on-grid prices and retail prices to be determined through market competition. The transmission and distribution prices are to be regulated by the government.

          The tariff rate level will be comparatively stable at the initial stage of reform in order to ensure the smooth transition between the old and new tariff setting system.

     2.2  Coal-electricity price linkage mechanism

          In December, 2004, the NDRC established a coal-electricity price linkage mechanism through issuing a circular, "Notice related to opinion on setting up coal-electricity price linkage mechanism". Truck-loading price in late May, 2004 was being used as the base price upon its first application whereby this base price is compared against the average truck-loading prices between June and November, 2004 before applying the pricing formula to adjust the respective tariffs for electricity generation plants and retail tariffs. The power generation enterprises have to absorb the first 30% of the increase of coal prices. The tariff rate of hydro power plants will also adjust accordingly upon the pricing adjustments being applied to the coal-fired power plants while tariff rates of other power generation enterprises shall remain unchanged. A period of 6 months is being set as a single cycle in applying coal-electricity price linkage mechanism. Should the average coal prices within a cycle is 5% higher than that of last cycle, pricing adjustment will be made accordingly; should the change is within 5%, this change will be brought forward to the next cycle until the accumulated change be equalled to or is above 5%. At which point, a pricing adjustment will be made. The State Council has authorized NDRC to take price intervening measures when there is a significant fluctuation in coal prices. The formal implementation plan proposed by NDRC is in the progress of approval by the State Council and is expected to be issued in the second quarter of 2005.

          Upon the formal issuance of the coal-electricity price linkage mechanism plan, the tariff rates of the power plants of the Company is expected to adjust accordingly.

     3. Impact of the environmental protection policies

          2004 is the second implementation year of both the "Regulations on the Administration of the Levy and Usage of Emission Fee" and the "Rules on the Administration of the Levy Standards of Emission Fees". Pursuant to the relevant regulations, emission fee charged on discharging sulphur dioxide increased from RMB0.21/kg to RMB0.42/kg while a new charge was created on nitric oxides materials discharge at RMB0.63/kg from 1st July, 2004 onwards. The Company paid a total of approximately RMB170.32 million of emission fees to local governments in 2004.

          The government has continuously strengthened the enforcement of environmental protection regulations and issued stricter benchmarks on pollutants emitted by the coal-fired power plants. These policies benefit the society and nation as a whole, but have created pressure on the operations of the Company.

          The Company and its subsidiaries are determined to support the strengthened government policies and steadily implement the theory of balanced and sustainable development. It is confident in both satisfying the environmental protection requirements of the government through implementing measures for enhancing the environmental protection standards and through effectively controlling the operating costs of newly setup power plants. Given its competitive advantage as a result of the new generators, advanced equipment and effective control over pollution discharge, the Company and its subsidiaries will step up the installation of desulphuric facilities and NOx emission reduction facilities, proactively lobby for discharge fee refund for renovation item and the enactment of a pollution discharging fee-electricity price linkage mechanism.

     4. Impact of power market pilot

          In June, 2003, NDRC started a pilot programme to establish a regional power market in both the Northeast China and the Eastern China.

          On 15th January, 2004, the power market formally commenced in Northeast China and after several rounds of simulated operations, the market was formally established on 13th December, 2004 and has initiated the bidding practice for the year 2005 (not yet completed).

          From the results of simulated operations and trial runs, the "Transaction Regulations for the Northeast China power market" was not yet mature and currently its monthly bidding practice has been suspended while opinions are being gathered from each participant in order to amend and improve the regulation. During this period, all the tariff rates for individual power plants will follow those in effect in 2004. In this region, the Company owns three power plants, namely, the Dalian Power Plant, the Dandong Power Plant and the Yingkou Power Plant with eight 300,000kW generators, total operating capacity of 2.74 million kW and all are located in the demanding areas within Liaoning Province.

          The Company and its subsidiaries will pay attention to the amendments of the regulation, proactively support and take part in the construction of a power market in Northeast China and ensure that all three of the Company's power plants in Liaoning Province can compete in a "fair" market environment. The Company is confident in maintaining its competitive advantage in this fair market.

          Pursuant to the regulation, "Proposal of pilot activities in Eastern China power market", approximately 85% and 15% of power transactions will be confirmed through agreements and the bidding practice respectively in the first stage of this power market. The bidding practice is on a monthly basis with price setting at a day before spot market.

          The Eastern China power market started the simulated operations on 18th May, 2004 and there were eight monthly simulated bidding rounds to date. From the results of these simulations, there are rooms for improvement. Simulated operations using price setting at a day before spot market should be ready by the second half of 2005.

          The Company currently owns eight power plants, including 22 generators with operating capacity totaling 7.14 million kW which accounted for approximately 15% of total operating capacity in Eastern China. These power plants are mainly located in Jiangsu, Shanghai and Fujian where demand for electricity is relatively high and most of them are within the high loading centre. With high individual operating capacity, good functionalities, smaller head count and high quality management, these power plants will be more competitive under the centralized management and coordination of the Company.

          Given that the bidding practice will only be partially implemented in the Eastern China power market and because of the fast growing electricity consumption in the region which is expected to continue to have a power shortage within the next two years according to a forecast, there should be no material impact on the Company upon the full implementation of a competitive bidding market.

     5. Importance of both construction and acquisitions

          In 2005, one of the focuses is to continuously and proactively work on construction projects to establish a strong foundation for the long term development of the Company. The Company will also proactively seek new acquisition opportunities to ensure the sustainable growth of profitability and shareholders' value.

D. Performance of significant investments and their prospects
     On 22th April, 2003, the Company acquired a 25% equity interest in SEG with a cash consideration of approximately RMB2.39 billion. This investment brought the Company and its subsidiaries a net profit of approximately RMB209 million in 2004 under IFRS. SEG is the largest power generation supplier in Shenzhen and its power plants are located in one of the prosperous provinces - Guangdong Province. With strong demand for electricity in that region, such an investment will bring stable returns to the Company and its subsidiaries in the future.

     In July, 2004, the Company acquired 40% equity interest in the Hanfeng Power Company with a cash consideration of approximately RMB1.375 billion. This investment brought the Company and its subsidiaries a net profit of approximately RMB126 million in 2004 under IFRS. The Hanfeng Power Company is located in Hebei Province in Northern China and there is strong demand for electricity in that region. Through this acquisition, the Company and its subsidiaries increased the equity share of production capacity in Hebei Province from 1,300MW to 1,828MW or approximately 40.6%. The Company and its subsidiaries expect this investment will contribute stable returns in the future.

E.   Employee benefits
     As at 31st December, 2004, the Company and its subsidiaries had 22,129 employees. For the year ended 31st December, 2004, total staff costs incurred amounted to approximately RMB1.88 billion. The Company and its subsidiaries provided the employees competitive remuneration and pegged such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

     Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristic of individual employees, the Company and its subsidiaries tailor made various training programmes on management skills, technical skills and promotion skills. These programmes enhanced both the knowledge of the employees and the standards of operations.

F.   Related party transactions
     The Company and its subsidiaries entered into various transactions with Huaneng Group, HIPDC and their group companies during daily operations, including operating leases on land use rights and property, electricity transmission and fuel purchases, etc. Such transactions were for daily operations at prices no different from transactions conducted with other third parties. Huaneng Group, HIPDC and the minority shareholders of subsidiaries of the Company have also committed or agreed through contracts to provide guarantees on loans of the Company and its subsidiaries.

     In addition, pursuant to relevant agreements, the Company rendered management services to those power plants owned by Huaneng Group and HIPDC at a standard fee covering its costs and a reasonable profit. For the year ended 31st December, 2004, such transactions amounted to approximately RMB57.54 million which was below 1% of net operating revenue.

     Please refer to Note 7 to the financial statements prepared under IFRS for details of related party transactions.

G.   Guarantees on loans
     As at 31st December, 2004, the Company provided guarantees on long-term bank borrowings of certain subsidiaries and an associated company totalling approximately RMB1.735 billion. These included guarantees granted to the Weihai Power Company, the Qinbei Power Company, the Yushe Power Company and the Rizhao Power Company amounting to RMB30 million, RMB740 million, RMB660 million and RMB305 million respectively. The Company had no contingent liabilities other than those described above.

     As at 31st December, 2003, the Company succeeded the original loan guarantee granted by Shandong Huaneng Power Development Company Limited ("Shandong Huaneng") on the Weihai Power Company and the Rizhao Power Company and the original guarantee granted by Huaneng Group on the Taicang Power Company amounting to approximately RMB330 million, RMB339 million and RMB1.114 billion respectively. The Company also provided guarantees on long-term borrowings of the Huaiyin Power Company, the Qinbei Power Company and the Yushe Power Company amounting to approximately RMB10 million, RMB905 million and RMB101 million respectively. The Company had no contingent liabilities other than those described above.

One of the Company's long-term strategies is to place equal emphasis on coal fuel and other feasible types of fuel. During 2004, the Company actively developed other viable energy sources, while continuing its focus on thermal power generation. Apart from pushing forward with the planned gas-fired project, the Company also acquired 60% equity interest in Sichuan Hydro Power. This is a major step for the Company to venture into hydropower development after its equity participation in China Yangtze Power Co., Ltd. in 2002, thereby starting to establish a more diversified and balanced fuel structure and creating favorable conditions for the Company to stabilize its power generation.

Corporate Governance

Pursuant to the relevant requirements of the Listing Rules of the Hong Kong Stock Exchange and with reference to the provisions in Appendix 23 of the Listing Rules, please find below the report on corporate governance of the Company for this year:

(A)  CORPORATE GOVERNANCE PRACTICES
     Except that Article C.2.1 of the Code on Corporate Governance Practices ("the Code") in Appendix 14 has yet to be reinforced, we have complied with the provisions of the Code in a comprehensive manner. The Articles of Association of the Company have fully covered the principles set out in the Code. Moreover, the Company has established a regulated and highly effective governance system comprising the Board of Directors, the Supervisory Committee and the President. Four special committees, namely the Strategy Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee have been established under the Board of Directors assisting in handling various affairs of the Board of Directors. The Company has also established the Board of Directors' Office responsible for the routine matters of the Board of Directors. As the Company attaches great importance to corporate governance, the Company obtained the "Best Corporate Governance in China" award given by IR Magazine in 2004. The Company ranked first in the "Overall Best Managed Company in China" award and "Best Corporate Strategy and Best Operating Efficiency in China" award, and ranked second in the "Best Focus on Shareholder Value" award given by Asiamoney.

     As regards the internal control matters contained in Article C.2.1 of the Code, currently the Company is conducting a comprehensive improvement arrangement on the internal control system of the Company and corporate governance of the Company will be further enhanced in the new financial year.

(B)  SECURITIES TRANSACTIONS BY DIRECTORS
     As the Company is listed in three places, the Company has strictly complied with the relevant restrictive provisions imposed by the US, Hong Kong and PRC regulatory organs in relation to securities transactions by directors and consistently upholds the principle of complying with the highest standards of the provisions, that is performing according to the strictest restrictions of the three places. At present, special enquires have been made on all the directors of the Company and all the directors do not hold any shares of the Company.

(C)  BOARD OF DIRECTORS
     The Board of Directors of the Company comprises 15 members. Mr Li Xiaopeng acts as Chairman of the Board of Directors, whereas Mr Wang Xiaosong and Mr Ye Daji act as Vice Chairmen of the Board of Directors. President Mr Huang Yongda is an executive director of the Company; other non-executive directors are: Mr Huang Jinkai, Mr Liu Jinlong, Mr Shan Qunying, Mr Yang Shengming, Mr Xu Zujian and Mr Liu Shuyuan. The Company has five independent non-executive directors representing one-third of the members of the Board of Directors, namely Mr Gao Zongze, Mr Zheng Jianchao, Mr Qian Zhongwei, Mr Xia Donglin and Mr Liu Jipeng.

     The Company has held five board meetings during this financial year and all the directors have attended the meetings.

     The Articles of Association contain a detailed description of the responsibilities and operation procedures of the Board of Directors (please refer to the Articles of Association for details). The Board of Directors of the Company holds meetings regularly, listens to the operating results reports of the Company and makes policies. Significant operating policies of the Company have to be discussed and passed by the Board of Directors and extraordinary general meetings may be convened. Board meetings include regular meetings and irregular meetings. Regular meetings of the Board of Directors include: annual meeting, half-yearly meeting, first quarterly and third quarterly meetings.

     Besides regular and irregular meetings, the Board of Directors obtains adequate information through the working meetings presided by the Chairman in a timely manner in order to monitor the objectives and strategies of the management, financial conditions and operating results of the Company and the provisions of significant agreements. The working meetings presided by the Chairman perform the responsibilities on behalf of the Board of Directors during the closed session of the Board of Directors' meeting.

     The working meetings presided by the Chairman are held irregularly, attended by the Chairman, Vice Chairman, Secretary to the Board of Directors, President, the relevant senior management personnel and personnel of the relevant departments who will listen to the reports on the operation conditions of the Company and make the relevant policies. The contents include: (1) examining proposals on establishing or cancelling development and construction projects; (2) examining proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of agencies;
     (3) examining plans on the use of substantial funds; (4) examining proposals on the establishment or cancellation of branch companies or branch organs; (5) examining other particularly important issues.

     The Chairman of the Company, on behalf of the Board of Directors, enters into the authorized management letter with the President of the Company specifying the powers and responsibilities of the Board of Directors and the management. The management of the Company makes a comprehensive report on the handling of authorizations each year.

(D)  CHAIRMAN AND CHIEF EXECUTIVE
     The Board of Directors of the Company has a Chairman and a President respectively. Mr Li Xiaopeng acts as the Chairman of the Board of Directors and Mr Huang Yongda acts as the President of the Company.

(E)  NON-EXECUTIVE DIRECTORS
     Pursuant to the stipulations of the Articles of Association of the Company, each term of office of the members of the Board of Directors of the Company shall not exceed three years (including three years) and members of the Board of Directors may be eligible for re-election. However, according to the relevant requirements of the China Securities Regulatory Commission, the term of office of independent non-executive directors shall not exceed six years (including six years).

(F)  DIRECTORS' REMUNERATION
     Pursuant to the relevant stipulations of the relevant laws of the State and the Articles of Association, the Board of Directors of the Company has established a Remuneration and Appraisal Committee mainly responsible for reviewing the appraisal standards for directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for reviewing and examining the remuneration policies and plans for directors and senior management personnel of the Company. The Remuneration and Appraisal Committee is accountable to the Board of Directors.

     The Remuneration and Appraisal Committee comprises five directors, namely Mr Gao Zongze, Mr Liu Jinlong, Mr Xu Zujian, Mr Zheng Jianchao and Mr Xia Donglin, among whom Mr Gao Zongze, Mr Zheng Jianchao and Mr Xia Donglin are independent non-executive directors. Mr Gao Zongze acts as the Chief Member of the Remuneration and Appraisal Committee.

     Currently, the Company has formulated the Detailed Rules on the Work of the Remuneration and Appraisal Committee which has been approved by the Board of Directors for implementation. However, as the Remuneration and Appraisal Committee has been established for a short period of time, it has yet to launch effective activities, and the Company will actively improve thereon in the new financial year.

(G)  NOMINATION OF DIRECTORS
     Pursuant to the relevant stipulations of the relevant laws of the State and the Articles of Association of the Company, the Board of Directors of the Company has established a Nomination Committee mainly responsible for reviewing the standards and procedures for selecting candidates for the post of directors and senior management personnel according to the operational management requirements of the Company and putting forward proposals to the Board of Directors; extensively searching for qualified candidates for the post of directors and senior management personnel; examining the candidates for the post of directors and senior management personnel and putting forward proposals;

     The Nomination Committee comprises five directors, namely Mr Qian Zhongwei, Mr Huang Jinkai, Mr Yang Shengming, Mr Gao Zongze and Mr Zheng Jianchao, among whom Mr Qian Zhongwei, Mr Gao Zongze and Mr Zheng Jianchao are independent non-executive directors. Mr Qian Zhongwei acts as the Chief Member of the Nomination Committee.

     Currently, the Company has formulated the Detailed Rules on the Work of the Nomination Committee which has been approved by the Board of Directors for implementation. However, as the Nomination Committee has been established for a short period of time, it has yet to launch effective activities, and the Company will actively improve thereon in the new financial year.

(H)  AUDITORS' REMUNERATION
     The auditors' appointed by the Company for the year of 2004 were PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, as the international auditors and the PRC auditors of the Company, respectively. Their remunerations amounted to a total of US$1.84 million.

(I)  AUDIT COMMITTEE
     Pursuant to the requirements of the regulatory organs of the places where the Company is listed and the relevant stipulations of the Articles of Association, the Board of Directors of the Company has established the Audit Committee which shall be mainly responsible for:

     (1) making proposals to appoint or change external audit organs;

     (2) examining and monitoring the internal audit system of the Company and its implementation;

     (3) communicating between internal and external audit parties;

     (4) examining the financial information of the Company and its disclosure;

     (5) other matters required by the Board of Directors of the Company.

     Members of the Audit Committee comprises five directors, namely Mr Xia Donglin, Mr Wang Xiaosong, Mr Shan Qunying, Mr Zheng Jianchao and Mr Qian Zhongwei, among whom Mr Xia Donglin, Mr Zheng Jianchao and Mr Qian Zhongwei are independent non-executive directors. Mr Xia Donglin acts as the Chief Member of the Audit Committee.

     The Audit Committee has held six meetings during this financial year examining the annual final accounts of the Company for 2003, the profit distribution plan for 2003 and quarterly financial reports for 2004 and produced investigation reports to the Board of Directors of the Company.

     Currently, the Company has formulated the Detailed Rules on the Work of the Audit Committee which have been approved by the Board of Directors for implementation. The Company is making comprehensive improvements to its internal control system, and major amendments will be made to the Detailed Rules on the Work of the Audit Committee. Accordingly, the Audit Committee has yet to launch comprehensive examination on the internal control system of the Company and such work will be further strengthened in the new financial year.

(J)  SHAREHOLDING INTERESTS OF SENIOR MANAGEMENT PERSONNEL
     The senior management personnel of the Company do not hold any shares of the Company.

(K)  INTERNAL CONTROL
     The Company is making comprehensive improvements to its internal control system and will implement a stricter and more regulated internal control system in the new financial year and disclose the relevant measures to the public in a timely manner.

Investor Relations

INVESTOR RELATIONS WORK IN 2004
The Company attaches great importance to communication with investors and strives to establish clear communication channels and carry out open and transparent disclosure of information. In 2004, in line with the businesses of the Company, we disclosed information on the Company in a timely and accurate manner through various means. We were able to ensure that information disclosure and external publicities of the Company complied with the regulatory requirements of various listing places, in order to enable the investors to develop an objective and comprehensive understanding about the Company and the reforms of the power industry as well as to safeguard and enhance the credibility of the Company and its image in the capital markets.

During the year, the Company dispatched dozens of press releases and announcements and held more than a hundred "one to one" meetings for overseas investors through road shows and conferences with the investment community , and organized investors inside and outside the PRC to visit power plants so as to provide them with opportunities to have direct communication with the power plants' management. The "openness of the Company" satisfied the demand of the investors to obtain an understanding of the production and operation, financial position and strategic information of the Company in a timely manner, and attracted the attention of more and more investors who have developed their confidence in the prospects of the Company. During the year, the Company won from the influential IR Magazine the awards of "2004 Best Communications during a Takeover or Merger in Asia" and "2004 Best Corporate Governance in China" as well as a nomination to the award of "2004 Best Annual Report". The Company was also ranked by Asiamoney first in "Overall Best Managed Company in China", first in "Best Strategy and Operational Efficiency of Companies in China", and second in "Best Focus on Shareholder Value".

QUESTIONS FREQUENTLY ASKED BY INVESTORS
o It is estimated that there will be an over-supply of power in the national power market in 2007. However, there will be quite a number of newly built power projects of the Company commencing operation in 2006 and 2007. What is the Company's comment on this issue? Will there be any adjustments to the Company's development plan?

     According to the national economy development strategy, the economy will keep on booming during the period from 2006 to 2010, and power consumption will increase as a result. Most of the Company's generating units to be put into commercial operation are capacity expansion projects of individual units with large capacity, high efficiency and strong competitiveness. Most of the power projects are located in economically-developed areas and thus benefiting from geographical advantages.

     Therefore, we are positive about our power generation projects to be put into commercial operation during the Eleventh Five-year Plan Period. However, we do keep ourselves updated with the market developments and will make necessary adjustments to the progress of our projects in a timely manner. In order to avoid commencing operation in the peak years, we have already made adjustments to the progress of some projects according to the market development and other actual situations, for example, the operation commencement date of Taicang Power Plant Phase II has been put forward to 2005 and 2006 while that of Qinbei Power Plant Phase II has been deferred to 2009.

o What is the Company's plan regarding its investment structure among coal-fired, hydro-power and natural-gas projects? Will the Company also consider investing in other kinds of energy projects?

     At present, the Company focuses on coal-fired projects, of which the generation capacity represents 97% of the Company's total generation capacity on an equity basis (i.e. 21,418MW), while hydro-power projects represent 3%. In addition, the Company has natural-gas projects under planning. In terms of projects under construction, coal-fired projects represent 87.7% while hydro-power projects represent 12.3%. Regarding projects under planning, coal-fired projects represent 86.2% while hydro-power projects represent 13.8%. The Company considers to increase the proportion of both hydro-power and natural-gas projects in the future.

     Currently, investment in power generation projects using resources other than the above have not been considered by the Company. However, the Company will seize every opportunity which is beneficial to the development of the Company and in the interests of the Company and our shareholders.

o    How does the Company control the increase in fuel costs in 2005?

     In order to cope with the downsides brought by the coal market to power generation companies, the Company's fuel cost strategy for 2005 is summarized as "guaranteeing supply, controlling costs and improving management", which will be mainly implemented as follows:

     (a) Fully ultilizing internal resources and adopting the fuel management model of centralizing procurement, allocation and settlement, in order to rationalize the allocation of resources and the utilization of transportation capacity and to improve the efficiency of resources allocation as well as to lower the overall fuel cost.

     (b) Putting material contracts into performance and increasing the ratio of performed contracts; improving coal quality; strengthening the centralization and coordination of procurement prices, ensuring timely information collection and analysis of the change on coal market prices in various regions and obtaining centralized procurement within the region(s); ensuring timely information collection and analysis of the change on rail and ocean transportation capabilities, with a view to enhancing communication with other enterprises and centralizing allocation of transportation capacities within the Company.

     (c) Continuing close cooperation with large coal suppliers and transportation companies, gradually establishing long-term mechanisms for a stable and continuous coal supply.

o What is the impact of the commencement of operation of the power market of the northeastern region on the Company?

     The power market of the northeastern region commenced operation on 15 January 2004 by adopting a "dual pricing with full competition" mode. The market has been in trial operation since the end of 2004 after several simulated operations and has held its annual price bidding (without settlement).

     At present, the trial operation has been suspended for the purpose of amending and improving the rules of the operation. In the meantime, all the power plants are following the settlement methods used in 2004.

     The Company has 3 power plants in the northeastern region, namely Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant with a total of 8 generating units and an aggregate generation capacity of 2,740MW. All of them are located in the loading centre in Liaoning.

     To ensure a fair market environment for the three power plants in Liaoning, the Company will keep itself updated on the changes of the relevant rules and will actively support and participate in the establishment of the power market of the northeastern region. The Company believes that it can optimize its competitive strengths under a fair, reasonable and open market environment.

o What is the impact on the Company as a result of the operation of the power market of the eastern region?

     According to the "Pilot Scheme for the Power Market of the Eastern Region" (the "Pilot Scheme"), 85% of the power sales will be carried out in the form of annual contracts during the first stage and 15% will be by way of price bidding.

     The power market of the eastern region commenced a simulated operation on 18 May 2004. The results revealed that the relevant rules shall be subject to further amendments and modifications.

     Currently, the Company has 8 power plants or 22 power generating units with an aggregate generation capacity of 7,140MW, representing 15% of the aggregate capacity of all bidding units in the eastern region. Most of the power plants are located in regions short of power supply such as Jiangsu, Shanghai and Fujian and most of them are located in regional loading centres. Most of the power plants consist of individual units with large-capacity and high-performance, together with small number of employees and high-standard management. Under the centralized management of the Company, these power plants will remain highly competitive in their markets.

     Due to the fact that the power market in the eastern region is partly competitive on power sale and the power demand will increase rapidly, this region is estimated to remain in short power supply in the coming two years. Therefore, even in the case of the regional market entering into full operation, there will not be any material impact on the Company.

o    What measures has the Company taken regarding desulfurization?

     Environmental protection is always of great importance among the Company's goals. The Company is among the first few power producers who have adopted environmental protection technology in the construction of power plants. The Company is the first one to set up a power plant with large coal-fired smoke-desulfurized boiler, and to apply dry desulfurization on units with generation capacity of 300MW. Currently, the Company has 4 generating units with its FGD in operation and 2 expanded 300MW units with Fluidized Circulating Bed dry desulfurization facilities being installed and debugged. These are the largest and the most advanced desulfurization tower in the world. All of the newly built generating units have installed desulfurization facilities, among which desulfurization facilities on the 5 newly built generating units and 4 existing generating units are under construction and desulfurization facilities on 4 newly built generating units are under design and procurement.

     The Company has new power generating units with advanced technology and good pollution control. With comparatively strong competitiveness and advantages in environmental protection, the Company has devoted great efforts to installing desulfurization facilities and nitrogen oxide chemicals release reduction facilities. The Company has also made great efforts in applying for refunds of environmental protection fees to plough back into renovation projects, and actively lobbying for the implementation of a linkage system between environmental protection fees and on-grid power tariffs and for a reduction of environmental protection fees.

Human Resources

HUMAN RESOURCES CONDITIONS AND STRATEGY
The Company consistently regards human resources as the most important resources and attaches great importance to talent cultivation focusing on the building of three teams, namely the senior business management team, the senior professional team and the senior technical team. While enhancing education and training and tapping the potentials of internal personnel resources is the basis of our human resources policies, such policies are supplemented by absorbing external outstanding talents, with a view to realizing the sustainable development of the Company's human resources.

Over the past ten years, human resources management closely revolved around the overall development planning of the Company, and the strategy of deploying outstanding personnel for a leading enterprise has been actively and steadily implemented, thereby building a staff team with strong dedication, good qualifications and extensive practical experience.

At the end of 2004, the number of staff of the Company totalled 22,129, of whom 11,039 were production staff, 69 were sales staff, 7,032 were technical staff, 315 were financial staff and 3,346 were administrative staff.

9,094 were university graduates representing 41% of the total number of staff, of whom 207 were postgraduates; 3,195 were university undergraduates; and 5,692 had tertiary technical qualifications.

STAFF DEVELOPMENT AND TRAINING POLICY
The Company upholds the principle that the enterprise grows with its staff. It attaches great importance to education and training and provides financial support and other protection conditions for staff training, so as to enhance the sense of belonging of the staff towards the enterprise, to encourage the staff to further tap their potentials, and to promote their job career development.

The Company encourages the staff to participate in training according to work requirements and individual job career planning, guarantees the training period and continuously enhances individual job skills for growing into multi-talented personnel and providing better services to the Company.

The Company attaches great importance to comprehensive staff training. Various forms of training were provided to the staff in 2004, mainly comprising: induction training for new staff, job qualifications training, job skills training, international co-operative training, and on-the-job academic continuing education. Moreover, the Company has organized training on business administration knowledge jointly with institutions of higher education.

In 2005, the Company will continue to launch training courses at various levels and in various forms according to the development of the Company and the job career planning of the staff, with a view to enhancing the knowledge and skills of the staff and strengthening management efficiency.

IMPLEMENTATION SITUATION OF THE STAFF MEDICAL INSURANCE PLANS
The units under the Company have established a medical insurance system for the staff according to the stipulations of the local governments. The system was effectively implemented according to schedule.

In order to reinforce the Company's leadership position in China's power generation industry and to maintain the Company's development momentum, the Company actively expanded its market share and strengthened the scale of its operation based on the principles of "emphasizing both development and acquisition, emphasizing both greenfield and expansion". During the Year, the Company has completed the biggest acquisitions since its listing, by acquiring a total of 5 power plants including Yingkou Power Plant, Luohuang Power Plant, Yueyang Power Plant, Hanfeng Power Plant and Jinggangshan Power Plant. As a result, the power generation capacity on an equity basis has increased by 3,096MW. Also, the Company actively speeded up the progress of its construction projects and pushed forward the projects under planning, in order to ensure the new power plants to commence operation on-schedule and in high quality. At the end of March 2005, the Company had a total operating generation capacity of 21,418MW on an equity basis, with another 6,383MW under construction and 10,399MW under planning.

Report of the Board of Directors

BUSINESS REVIEW OF YEAR 2004
In 2004, China's economy continued to grow steadily with a relatively fast pace and there was a strong demand for electricity, thereby bringing about good opportunities for the development of the Company. However, at the same time, continued coal shortage, declining coal quality and rise of coal price posed the greatest operating difficulties for the Company since its establishment ten years ago. During the year, the Company continued to strengthen its management, open up markets, control costs and enhance efficiency by focusing on economic benefits and on the basis of safe operation, with a view to optimizing shareholders' interests. The management and all staff of the Company were committed and united as ever and strived to do their utmost, thereby having effectively overcome the challenges and achieved a stable operating result during the year.

1.   Steady Growth of Operating Results
     For the twelve months ended 31st December 2004, the Company recorded net operating revenues of RMB30.118 billion and a net profit of RMB5.324 billion, representing an increase of 28.78% and a decrease of 1.96% respectively, as compared to the same period of 2003. Earnings per share was RMB0.44. In view of the difficult situations of the coal supply market in 2004, the Board of Directors was satisfied with the operating results of the Year.

     The decrease of net profit in 2004 was mainly due to the substantial increase in operating costs of the Company and it subsidiaries in 2004. Notwithstanding the substantial increase in net operating revenue brought about by the increase in power generation and the rise of tariffs, as well as the contribution of the previously acquired power plants (including Xindian Power Plant and Yueshe Power Plant which were acquired in October 2003 and the five power plants, namely, Yingkou Power Plant, Jinggangshan Power Plant, Yueyang Power Plant, Luohuang Power Plant and Hanfeng Power Plant which were acquired in July 2004), the significant increase in operating costs due to the increase in fuel costs could not be offset, thus still affecting the Company's profit. Therefore, the consolidated net profit of the Company and its subsidiaries has decreased slightly, compared with approximately RMB5.430 billion in 2003.

2.   Safe and Stable Power Generation
     In 2004, the operating power plants of the Company and its subsidiaries achieved power generation totalling 114.28 billion kWh on a consolidated basis, representing an increase of 25.7% over the same period of the previous year.

     The general growth in power generation of the power plants owned by the Company was, on the one hand, as a result of the strong increase in power demand nationwide driven by a rapid growth of the national economy. On the other hand, the significant increase in power generation was attributable to the contribution of whole-year power generation from two generating units at Jining Power Plant which commenced operation in 2003 and the contribution of power generation from new generating units at Yushe Power Plant Phase II and Qinbei Power Plant at the end of 2004, together with the contribution of half-year power generation from the newly acquired Yingkou Power Plant, Jinggangshan Power Plant, Yueyang Power Plant and Luohuang Power Plant, thus significantly increasing the power generation capacity of the Company. At the same time, the sound and stable operation of the equipment of the power plants owned by the Company and its subsidiaries and the scientific and rationalized scheduling of the planned maintenance of the generating units also created favorable conditions for the increased power generation of the Company.

     In 2004, the average availability factor of the power plants of the Company and its subsidiaries was 93.84%, with an average capacity factor of 72.92% while weighted average coal consumption rates for power sold and power generated were 337.49 gram/kWh and 319.27 gram/kWh respectively. The weighted average house consumption rate was 5.64%. The Company's technical and economic indices remained at the forefront among all other power companies in the PRC.

     In 2004, the Company has reinforced its safety responsibilities system since the safety of the Company's production has encountered challenges resulting from the long-time heavy loading of its generation facilities. The Company has strengthened its management so as to implement such measures. The target of safety was achieved and the foundation of production safety was strengthened.

3.   New Challenges of Cost Control
     During 2004, the nationwide short supply of coal, rising coal prices and declining coal quality caused great impact on the production and operation of the Company. Although there is a relatively significant increase in power generation when compared to the same period in 2003 and we have adopted various measures to control costs, the Company still could not offset the increase in power generation costs caused by escalating coal prices. Unit fuel cost of the Company increased 32.97% when compared to the same period of the previous year.

     In view of the unfavorable conditions brought by the coal market to power generating enterprises, in 2004 the Company carried out the following measures to ensure a long-term stable and effective supply of coal: relying on the temporary intervention measures as a result of the new governmental policy on coal supply and allying with other market players to stabilize the market; exploring low cost resources and transportation capacities by strengthening co-operation with large-scale coal and transportation enterprises; enhancing fuel management; and striving to enhance the fulfillment rate of major coal contracts. As a result, the Company has ensured that no power plant would have its generation interrupted because of coal shortage, and in fact strived for stable and full-load generation in order to mitigate the magnitude of increase in fuel costs. The Company has also proactively formulated a new fuel management model to centralize coal purchase, reallocation and settlement by entering into three to five-year mid-and-long term coal supply agreements with several large-scale national and local coal enterprises, such as Shenhua Group. The main channel of coal supply was primarily established, which has laid a solid foundation for stable fuel supply. While endeavoring to control fuel costs, the Company also adopted cost control measures including management of centralized payment of funds, strengthening the internal management of the Company and strictly controlling various expenses.

4.   Breakthroughs in Asset Operation
     (1) In 2004, the Company acquired the following power assets for RMB4.575 billion: (i) 90% interest in Jinggangshan Huaneng Power Limited Liability Company and 40% interest in Hebei Hanfeng Power Limited Liability Company owned by Huaneng Group; (ii) all the assets and liabilities of Yingkou Power Plant, 60% interest in Huaneng Chongqing Luohuang Power Limited Liability Company and 55% interest in Huaneng Hunan Yueyang Power Limited Liability Company owned by Huaneng International Power Development Corporation ("HIPDC"); (iii) 10% interest in Jinggangshan Power Plant owned by Jiangxi Investment Company.

          The acquisitions took effect on 1st July 2004. The increased generation capacity on an equity basis is 3,096MW and the increased generation capacity under construction on an equity basis is 1,050MW, thereby ensuring the growth of the power generation capacity of the Company in the next few years and making contribution to continued growth of profitability of the Company in the future.

     (2) The Company acquired the following owned by Huaneng Group for RMB2.025 billion: (i) 60% interest in Sichuan Huaneng Hydro Power Development Limited Liability Company ("Sichuan Hydro Power"); and
          (ii) 65% interest in Gansu Huaneng Pingliang Power Limited Liability Company ("Pingliang Power"). The acquisitions were effective in January 2005, thereby increasing the power generation capacity of the Company on an equity basis by 1,146MW and increasing the generation capacity under construction of the Company on an equity basis by 389MW.

          These acquisitions are a new step forward for the Company after implementation of the development strategy of "emphasizing both coal fuel and other feasible types of fuel" and a continuation of upholding the development strategy of "emphasizing both development and acquisition". Owing to the current strong growth of electricity in the PRC and shortage of coal, both the acquisition of hydropower assets for improving the fuel structure of power generation and the acquisition of mine-month power plant (that is Pingliang Power Plant) for lowering fuel costs are instrumental in enhancing the profitability of the Company and in effectively controlling fuel costs.

5.   Achievements in Project Construction
     (1) Owing to the Company's careful organization and various parties' efforts, generating units 3 and 4 (2 X 300MW) of Yushe Power Plant commenced commercial operation in October and November 2004 respectively, whereas generating units 1 and 2 (2 X 600MW) of Qinbei Power Plant also commenced commercial operation in November and December 2004 respectively. Moreover, generating units 3 and 4 (2 X 330MW) of Huaiyin Power Plant Phase II project commenced commercial operation in January and March 2005 respectively. The commencement of operation of the new generating units made contribution to the growth in power generation of the Company.

     (2) Construction works of the projects of one 600MW generating unit at Shantou coal-fired Power Plant Phase II, two 300MW generating units at Yueyang Power Plant Phase II, two 600MW generating units at Taicang Phase II, two 600MW generating units at Luohuang Phase III and two 1,000MW generating units at Yuhuan Phase I has been carried out smoothly, with works quality and investment costs under effective control and works being carried out on schedule.

PROSPECTS FOR 2005
Year 2005 is a year full of challenges and opportunities. The Company has been provided with more market space for its steady growth in power generation as a result of continued growth in power demand due to the continued rapid development of the national economy. The generating units acquired and the new generating units which were put into commercial operation last year will make significant contribution to the power generation and profits of the Company. The implementation of the State's Coal-Electricity Price Linkage Mechanism will be conducive to raising the Company's tariffs. Macro-economic controls and clearance of illegal construction projects will enhance a rational development of the power industry and will provide the Company with an opportunity for orderly development. The deepening reforms of the power industry will be instrumental for establishing an open, fair and equitable power market which may also bring about development opportunities for the Company.

At the same time, the Company also faces a number of challenges. The major challenge of the Company is cost control, particularly regarding unit fuel costs. In 2005, coal will continue to be in short supply. One of our major tasks is to ensure a long-term, stable and effective supply of coal and to control unit fuel costs.

In addition, other challenges are how to ensure high quality, speedy completion and low costs during the course of power plant construction, and how to further enhance the management level of the Company and to maintain the competitiveness of the Company.

In respect of power production, the continued growth in power demand has caused long-time heavy loading to the generating units. It is also a challenge for us to ensure a sound operation of our generating units and facilities, or to achieve safe, steady and full-load power generation so as to assure safe power supply.

As China's power market continues to evolve, it is only natural that the Company will encounter competition and face challenges. We are confident that we can seize the opportunities and face the challenges. Our advantages include: advanced and highly efficient power generation equipment and technology; a regulated corporate governance structure with an experienced management team and outstanding staff; abundant capital and solid reputation; economies of scale and geographical advantages on the distribution of our power plants; and strong support from our parent company. Given these advantages, the Company will further develop amid competition, capture a greater market share and seize more opportunities in asset acquisition as a result of the power industry's restructuring and from its parent company. The Company has full confidence to maintain its leadership position among independent power producers in China.

The Company will focus on the following work objectives in 2005:

(1) To enhance production safety and to ensure stable and safe power generation;

(2) To strengthen coal purchase management and ensure a safe, stable and effective supply of coal;

(3) To strengthen marketing and cost controls so as to increase income and decrease expenses, thus enhancing economic returns;

(4) To strengthen management of projects under construction so as to achieve high quality, speedy completion, low costs and timely commencement of production;

(5) To enhance strategic planning and to ensure a long-term, stable and healthy development of the Company.

The Company will continue to pursue a maximization of shareholders' interests as its operating objective and goal. Given the continued economic growth in China, good opportunities provided by the power system reforms and strong support from the government at all levels and from the parent company, and especially the support and trust from investors and shareholders, the Company will definitely be able to continue its healthy and steady growth, bringing long-term, stable and increasing returns to its shareholders.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS
Please refer to the Financial Highlights on page 8 for summary of the operating results and assets and liabilities of the Company and its subsidiaries for the year ended 31st December 2004.

Please refer to pages 93 to 150 of the financial statements for the operating results of the Company and its subsidiaries for the year ended 31st December 2004, which have been reviewed by the Company's Audit Committee.

DIVIDENDS AND OTHER DISTRIBUTION
The Board of Directors resolved to propose for the year ended 31st December 2004 a cash dividend of RMB0.25 per ordinary share.

Cash dividends will be denominated and declared in Renminbi. Cash dividends on domestic shares will be paid in Renminbi. Save for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, cash dividends on foreign shares will be paid in United States dollars. Exchange rates for dividends paid in United States dollars and Hong Kong dollars are USD1 to RMB8.2765 and HK$1 to RMB1.0608 respectively.

All the cash dividends will be paid to shareholders on or before 30th June 2005, subject to approval at the annual general meeting of the Company.

SUBSIDIARIES AND ASSOCIATED COMPANIES
Please refer to Notes 11 and 12 of the financial statements prepared under International Financial Reporting Standards for details of subsidiaries and associated companies.

BANK LOANS AND OTHER BORROWINGS
Please refer to Notes 23, 24, 25 and 28 of the financial statements prepared under International Financial Reporting Standards for details of bank loans of the Company and its subsidiaries as at 31st December 2004.

CAPITALIZED INTEREST
Please refer to Note 10 of the financial statements prepared under International Financial Reporting Standard for details of the Company and its subsidiaries' capitalized borrowing costs during the year.

FIXED ASSETS
Please refer to Note 10 of the financial statements prepared under International Financial Reporting Standard for changes in the fixed assets of the Company and its subsidiaries during the year.

RESERVES
Please refer to statement of changes in shareholders' equity on pages 97 and 98 for the reserves of the Company, including allocation of statutory fund during the year ended 31st December 2004.

CHANGES IN SHAREHOLDERS' EQUITY
Please refer to the Statement of Changes in Shareholders' Equity of the financial statements prepared under International Financial Reporting Standards.

STAFF RETIREMENT SCHEME
Please refer to Note 8 of the financial statements prepared under International Financial Reporting Standard for the Staff Retirement Scheme.

PRE-EMPTIVE RIGHTS
According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS
The five major suppliers of the Company for year 2004 were coal suppliers, namely Shenhua Coal Transportation Company, Shanxi Coking Coal Group, Yangquan Coal Group, Datong Coal Group and Luan Environmental Corporation. The amount of coal supplied by the five major suppliers was about 23.1% of the total coal consumption of the Company in 2004.

As an independent power producer, the Company sold the electricity generated by its power plants to local power companies and did not have other customers.

None of the directors, supervisors or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) had any interests in the five largest suppliers or customers mentioned above of the Company in 2004.

CONNECTED TRANSACTIONS
The independent Directors of the Company confirmed that all connected transactions in 2004 to which the Company and/or any of its subsidiaries was a party:

1. had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

2. had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and

3. had been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favorable than terms available to third parties.

     The auditors of the Company have reviewed the connected transactions of the Company and its subsidiaries and confirmed to the Director that:

     (a)  the transactions had been approved by the Directors; and

     (b) the transactions were made in accordance with the terms of the related agreements governing such transactions.

     Please refer to Note 7 of the financial statements prepared under International Financial Reporting Standards for a brief description of the connected transactions.

PURCHASE, SALE OR REDEMPTION OF SHARES
The Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2004.

SHARE CAPITAL STRUCTURE
As at 31st December 2003, the total issued share capital of the Company was 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing approximately 74.67% of the total issued share capital, and 3,055,383,440 shares were foreign shares, representing approximately 25.34% of the total issued share capital. For domestic shares, HIPDC owns a total of 5,197,680,000 shares, representing 43.12% of the total issued share capital of the Company. Other domestic shareholders hold a total of 3,802,320,000 shares, representing 31.54% of the total issued share capital.

SHAREHOLDING OF THE COMPANY
The following table sets forth the shareholding position of the Company's shares as at 31st December 2004:

                                                                      No. of Shares     Percentage of
                                                                        outstanding      Shareholding
                                                                     (in thousands)               (%)
-----------------------------------------------------------------------------------------------------
Domestic Shares
Huaneng International Power Development Corporation(Note)                 5,197,680             43.12
Hebei Provincial Construction Investment Company                            904,500              7.50
Fujian International Trust & Investment Company                             669,700              5.56
Jiangsu Province International Trust & Investment Company                   624,750              5.18
Liaoning Energy Investment (Group) Co. Ltd                                  459,370              3.81
Dalian Municipal Construction Investment Company                            452,250              3.75
Nantong Investment Management Centre                                        135,750              1.13
Shantou Power Development Joint Stock Company Limited                        38,000              0.32
Dandong Energy Investment Development Centre                                 13,000              0.11
Shantou Electric Power Development Company                                    5,000              0.04
Domestic Public Shares                                                      500,000              4.15
Sub-total                                                                 9,000,000             74.67
Foreign Shares                                                         3,055,383.44             25.34
TOTAL                                                                 12,055,383.44               100
-----------------------------------------------------------------------------------------------------

Note: On 12th May 2004, Shantou Electric Power Development Company transferred
      30,000,000 shares in the Company held by it to HIPDC. In addition, owing to the dispute arising out of a loan agreement with Shantou Branch of The Bank of Communications, the 33,000,000 State-owned legal shares of the Company held by Shantou Electric Power Development Company were ordered to be frozen by the Intermediate People's Court of Shantou Municipal, Guangdong Province. As HIPDC has repaid the debt for Shantou Electric Power Development Company, the shares were defrozen by the court on 21st December 2004. However as Shantou Electric Power Development Company has not repaid the debt to HIPDC, the court ordered to transfer 28,000,000 shares of the Company held by Guangdong Shantou City Power Development Company to HIPDC. Currently, Shantou Electric Power Development Company holds 5,000,000 state-owned shares of the Company.

Save as disclosed above and so far as the Directors, chief executive officer and Supervisors of the Company are aware, as at 31st December, 2004, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which are required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3
Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company.

PUBLIC FLOAT
As at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

BIOGRAPHICAL DETAILS OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT Biographical details of the Directors, Supervisors and Senior Management are set out in the section of "Profile of Directors, Supervisors and Senior Management" of this report.

INDEPENDENT DIRECTORS' CONFIRMATION OF INDEPENDENCE
The Company has received independence confirmation from each of the independent directors, namely Mr. Gao Zongze, Mr. Zheng Jianchao, Mr. Qian Zhongwei and Mr. Xia Donglin, and considers them to be independent.

EMOLUMENTS OF DIRECTORS AND SUPERVISORS
Details of the emoluments of directors and Supervisors of the Company are set out in Note 9 of the financial statements prepared under International Financial Reporting Standard.

FIVE HIGHEST PAID STAFF
Details of the five highest paid staff in the Company are set out in Note 9 of the financial statements prepared under International Financial Reporting Standard.

DIRECTORS' AND SUPERVISORS' RIGHT TO PURCHASE SHARES
As at 31 December 2004, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code").

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS AND SERVICE CONTRACTS
Save for the service contracts mentioned below, as at the end of 2004, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every director and supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

STAFF HOUSING
The Company made allocation to the housing common reserve fund for its employees in accordance with the relevant PRC regulations.

In 2004, the Company and its subsidiaries have not sold quarters to its staff, nor did they have such plan.

STAFF MEDICAL INSURANCE SCHEME
During year 2004, the Company and its subsidiaries have fulfilled their obligations regarding staff medical insurance in accordance with the relevant rules and regulations imposed by the local governments of the places where they are located. The Directors of the Company are of the view that the performance of such obligations by the Company did not and will not have significant impact on the Company's financial position.

MAJOR EVENTS
1. In 2004, the Company acquired the following power assets at an aggregate consideration of RMB4.575 billion: (i) 90% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company and 40% equity interest in Heibei Hanfeng Power Generation Limited Liability Company, both held by Huaneng Group; (ii) all assets and liabilities of Yingkou Power Plant, 60% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company and 55% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company, all owned by HIPDC; (iii) 10% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation.

      This acquisition took effect on 1st July 2004 whereby the Company's generation capacity on an equity basis increased by 3,096MW and the total generation capacity under construction on an equity basis increased by 1,050MW. This has ensured the Company's future growth in generation capacity and made contribution to the continuing growth of the Company's earnings.

2. At a consideration of RMB 2.025 billion, the Company acquired the following assets owned by Huaneng Group: (i) 60% equity interest in Sichuan Huaneng Hydro Power Development Limited Liability Company (" Sichuan Hydro Power"), and (ii) 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company ("Pingliang Power Plant"). This acquisition took effect in January 2005 whereby the Company's generation capacity on an equity basis increased by 1,146MW and the total generation capacity under construction on an equity basis increased by 389MW.

      This acquisition is not only a step forward in realising the Company's strategy of placing emphasis on both coal fuel and other types of fuel, but also a continuity of the Company strategy of placing equal emphasis on acquisition of existing power plants and development of new power plants. In light of the strong increase of power demand and shortage of coal fuel in China, the acquisition of hydro power assets will rationalise the Company's fuel structure. The acquisition of mine-mouth power plant (such as Pingliang Power Plant) will bring about a decrease in the average fuel cost of the Company and as a result, will enhance the Company's profitability and effectively contain the increase in fuel costs.

3. At the 7th meeting of the 4th session of the board of directors of the Company held on 20th May 2004, it was resolved to approve the appointment of Mr Huang Yongda as the Company's President, the resignation of Mr. Ye Daji from the position of President, the resignation of Mr. Hu Jianmin from the position of Vice President and the appointment of Mr. Ye Daji as the Vice Chairman of the Board of Directors of the Company.

      The Board of the Directors of the Company was satisfied with the performance of Mr Ye Daji and Mr Hu Jianmin and expressed its commentations and gratitude towards their contribution to the development of the Company.

4. At the 8th meeting of the 4th session of the board of directors of the Company held on 20th May 2004, it was resolved to approve the nomination of Mr Huang Yongda and Mr. Liu Shuyuan as candidates for directors and the nomination of Mr Liu Jipeng as a candidate for independent director. Such appointments were approved at the extraordinary shareholders' meeting on 28th September 2004.

CODE OF BEST PRACTICE
During the Year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

DESIGNATED DEPOSIT
As at 31st December 2004, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

CHARITABLE DONATION
During the year, the total amount of donation made by the Company and its subsidiaries were RMB1.39 million (2003: RMB4.48 million).

LEGAL PROCEEDINGS
As at 31st December 2004, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

AUDITORS
In the forthcoming annual general meeting for 2004, a proposal regarding the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditor of the Company and PricewaterhouseCoopers as the Company's international auditor for 2005 will be tabled for shareholders' consideration and approval.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER
The annual general meeting for 2004 will be held on 11th May 2005. The H share register of the Company will be closed from 11th April 2005 to 10th May 2005 (both dates inclusive). Shareholders on the H share register as at 16 April 2005 will be entitled to attend the 2004 annual general meeting of the Company and to receive the cash dividends.

                                                          By Order of the Board
                                                               Li Xiaopeng
                                                                Chairman
Beijing, the PRC
15th March 2005

Report of the Supervisory Committee

TO: ALL SHAREHOLDERS
During this reporting period, all members of the Supervisory Committee, aiming at protecting the interest of the shareholders and the benefit of the Company, have performed their supervisory functions in accordance with the Company Law of the People's Republic of China ("Company Law") and the relevant provisions in the Articles of Association of the Company and relevant laws and regulations. By following the principle of acting honestly and in good faith, the Supervisory Committee has carried out its work diligently. The Supervisory Committee has also conducted review on the operational situation, financial position of the Company for 2004 and the performance of duties of the senior management of the Company in 2004. On behalf of the Supervisory Committee of the Company, I am pleased to submit the working report as follows:

I.   WORKING REPORT OF THE SUPERVISORY COMMITTEE FOR 2004
     In 2004, the Supervisory Committee made amendments to and completed an overall alteration on its rules and procedures so as to meet the Company's development need. A new vice chairman of the committee was elected. During the reporting period, the Supervisory Committee has held two meetings. Details of the time, venue, attendance and contents of the meetings are as follows:

     1. On 15th March 2004, the fourth meeting of the fourth session of the Supervisory Committee was convened in Beijing and all the seven members of the committee attended the meeting. The financial statements of 2003, profit distribution plan of 2003, proposal of converting reserve fund to share capital, annual report of 2003 and its extract, and report of the Supervisory Committee of 2003 were discussed and approved at the meeting.

     2. On 9th August 2004, the fifth meeting of the fourth session of the Supervisory Committee was convened in Beijing. The interim report of 2004 and its extracts, the proposal regarding the amendments to the rules and procedures of the Supervisory Committee and the proposal regarding the election of the Vice Chairman of the Supervisory Committee were discussed and approve.

          The convening of these two meetings did comply with the relevant requirements stipulated by the Company Law and the Company's articles of association.

          During the reporting period, the Supervisors of the Company attended all meetings of the Company's Board of Directors in 2004, the annual general meeting of 2003 and the class meetings and three extraordinary general meetings in 2004. At such meetings, all members of the Supervisory Committee conducted careful review and supervision on the lawful operation of the Company.

II. INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON THE RELEVANT MATTERS OF THE COMPANY IN 2004

     1.   Lawful Operation of the Company

          The Supervisory Committee performed effective supervision and examination on the procedures for convening the shareholders' meeting and board meetings, adoption of resolutions, implementation of the resolutions of the shareholders' meeting by the Board of Directors, performance of duties of the senior management of the Company and internal management system of the Company according to the relevant laws and regulations.

          The Supervisory Committee and the senior management are of the view that the Board of Directors and the senior management are capable of conducting regulated operation in strict compliance with the Companies Law, the Securities Law, the Articles of Association of the Company and the relevant regulations and rules on such jurisdictions in which the Company's shares are listed, and members of the Board of Directors have performed dutifully and diligently and their decisions are scientific and reasonable. During the reporting period, the Company's management system was improved as a result of the continuing modification of the existing system. Further, the Company has actively established its internal control system so as to meet its development need as well as to comply with the relevant regulatory requirements. The business activities of the Company are lawful. When examining the financial conditions of the Company and supervising the performance of duties by the directors and senior management personnel of the Company, the Supervisory Committee had not found any of their behaviour which contravened any relevant laws or regulations or any issues that has caused damage to the interests of the shareholders.

     2.   Examining the Financial Conditions of the Company
          The Supervisory Committee has carefully examined and verified the financial reports of the Company for 2004, profit distribution proposal of the Company for 2004 and the 2004 financial statements audited by the auditors inside and outside the PRC without any reservation.

          The Supervisory Committee is of the view that the financial reports of the Company for 2004 are true and reliable and objectively reflect the financial positions and operating results of the Company. The Supervisory Committee agreed to the auditors' report issued by the Company's auditors and the profit distribution proposal and capital conversion plan of the Company for 2004.

     3.   Use of the Funds Raised by the Company
          The most recent fund raised by the Company was the issue of A Shares in November 2001. The actual use of the fund raised complies with the Company's undertakings in the A share prospectus.

     4.   Acquisition or Disposal of Assets
          During the reporting period, the Company has not entered into any transaction to dispose of its assets, nor was aware of any insider trading. It was not aware of any events which had adverse effect on the shareholders' interest, or which had caused loss of the Company's assets.

     5.   Fairness of Connected Transactions
          During the reporting period, the Company completed the acquisition of 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company from China Huaneng Group, and the acquisition of 55% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% equity interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and the entire assets and liabilities in Huaneng International Power Development Corporation Yingkou Power Plant from Huaneng International Power Development Corporation, and the acquisition of 10% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company from Jiangxi Provincial Investment Corporation.

          As approved at the shareholders' meeting on 17th December 2004, the Company completed the acquisition of 60% equity interest in Sichuan Huaneng Hydro Power Development Limited Liability Company and 60% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company from China Huaneng Group. The Supervisory Committee was of the view that the consideration paid by the Company for the acquisitions was reasonable, and the arrangement in relation thereto did comply with the relevant laws and regulations. The connected transactions were fair and in the benefit of the Company and all of its shareholders.

          The Supervisory Committee will continue to live up to the shareholders' expectations in 2005 and as usual will work hard to safeguard the interests of the Company and its shareholders and act in strict compliance with the Companies Law and the relevant provisions of the Articles of Association of the Company for the purpose of regulating its operation. The Supervisory Committee will perform its supervisory functions, act on the basis of honesty and credibility, enhance its supervision strength and continue to work hard.



                                          By Order of the Supervisory Committee
                                                       Wei Yunpeng
                                          Chairman of the Supervisory Committee

Beijing, the PRC
15th March 2005

Profiles of Directors, Supervisors and Senior Management

DIRECTORS
Li Xiaopeng Mr. Li is the Chairman of the Company, Chairman and President of Huaneng International Power Development Corporation ("HIPDC"), as well as President of China Huaneng Group. He graduated from the North China Institute of Electric Power specializing in power plants and power systems and is a senior engineer. Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of China Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute.

Huang Yongda Mr. Huang is the President and Director of the Company and the Vice President of China Huaneng Group. He graduated from China Renmin University, specializing in industrial financial accounting and is a senior accountant. He was the Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation and Vice President of HIPDC.

Wang Xiaosong Mr. Wang is Vice Chairman of the Company, Vice President of HIPDC, and Vice President of China Huaneng Group. He graduated from Beijing Institute of Electric Power specializing in thermal power engineering and is a senior engineer. He was Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration.


Ye Daji Mr. Ye is Vice Chairman of the Company and Chief Engineer of China Huaneng Group. He graduated from Department of Mechanical Engineering Shanghai Jiao Tong University and is a senior engineer. After joining in the Company, Mr. Ye served as Deputy Manager of Shanghai branch company of Huaneng International Inc., President of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Ye served as Vice President and President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, Mr. Ye served as Deputy Chief Engineer of Shanghai Shidongkou Power Plant.

Huang Jinkai Mr. Huang is the Director of the Company. He graduated from Shenyang Agricultural Institute, specialising in agricultural electrization and is a senior engineer. He served as Director (General Manager) of the Northeast Power Administration Group Company, Chairman of the Company, Chairman of HIPDC, General Manager (Director) of North China Power Group Corporation (Power Administration) and Vice Chairman of China Huaneng Group.

Liu Jinlong Mr. Liu is the Director of the Company. He graduated from Wuhan Hydroelectric Institute, specialising in power generation and is a senior engineer. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, and Vice Chairman of China Huaneng Group.

Shan Qunying Mr. Shan is the Director of the Company. He is also the Vice President of Hebei Provincial Construction Investment Company. He graduated from Beijing Steel Institute specializing in automation and is a senior engineer. He had been the Division Chief of Hebei Provincial Construction Investment Company.

Yang Shengming Mr. Yang is Director of the Company. He is the Vice President of Fujian International Trust and Investment Company Limited, Executive Director of Hong Kong Minxin Group Limited Company, Director of Yongcheng Property Insurance Joint Stock Company and Executive Director of Xiamen International Bank. He graduated from Beijing Light Industries Institute and is a senior economist.

Xu Zujian Mr. Xu is Director of the Company. He is Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He graduated from Liaoning Finance Institute majoring in infrastructure finance and is a senior economist. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd..

Liu Shuyuan Mr. Liu is Director of the Company. He is Director and President of Liaoning Energy Investment (Group) Limited Liability Company. He is a postgraduate specializing in economic management and is a senior economist. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor and Vice Chairman of the Supervisory Committee of the Company.

Gao Zongze Mr. Gao is an Independent Director of the Company. He is the Senior Partner at C&I Partners and an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. He graduated from Dalian Marine Institute and received a master's degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

Zheng Jianchao Mr. Zheng is an Independent Director of the Company. He is Honorary President of China Electric Power Research Institute in China and Vice Chairman of its Academic Committee. He is Vice President of China Electrical Engineering Institute, editor-in-chief of the Journal of Chinese Electrical Engineering and chief of the Science and Technology Committee of China Guangdong Nuclear Power Group Corporation. He graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School. He was elected Fellow of Chinese Academy of Engineering in 1995.

Qian Zhongwei Mr. Qian is an Independent Director of the Company. He graduated from the electrical engineering department of Qinghua University and is a senior engineer. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Director of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau, Director of Eastern China Power Administration Bureau, and President of Eastern China Power Group Company.

Xia Donglin Mr. Xia is an Independent Director of the Company. He is a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, General Secretary of China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics. He is a certified public accountant (non practising member). He was the head of Accounting Department of Economic and Management School of Qinghua University.

Liu Jipeng Mr. Liu is an Independent Director of the Company. He is the chairman of Beijing Standard Consulting Company, professor of Capital Economic and Trade University. He is also a professor of the Graduate School of China Academy of Social Science, mentor of graduate students of the Centre for Financial Studies of the Ministry of Finance, senior consultant of China Power Enterprises Union, China Securities Market Research and Design Centre and consultant of State Power Corporation. He graduated from the Industrial Economic Department of the Graduate School of China Academy of Social Science with a master's degree in economics. He is titled as professor and is a certified public accountant.

SUPERVISORS

Wei Yunpeng Mr. Wei is Chairman of the Supervisory Committee of the Company. He graduated from Hunan Institute of Electric Power, specialising in Finance and Accounting and is a senior accountant. He was Chief Accountant of China Huaneng Group, Chief Accountant of HIPDC and Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company.

Li Yonglin Mr. Li is Vice Chairman of the Supervisory Committee. He is Director of the Power Department of Dalian Municipal Construction Investment Company. He graduated from Changchun Hydro-electric School of Ministry of Water Resources and Electric Power, specializing in power plants, power grids and power system. He was a researcher of the Energy and Transportation Department of Dalian Municipal Planning Committee.

Pan Jianmin Mr. Pan is a member of the Supervisory Committee of the Company. He is Deputy Chief Auditor and General Manager of the Auditing Department of China Huaneng Group. He graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit and is a senior accountant. He has served as General Manager of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of China Huaneng Group, and Deputy General Manager of Beijing Huaneng Real Estate Development Company.

Shen Weibing Mr. Shen is Supervisor of the Company. He is Deputy Director of Nantong Investment Management Center. He graduated from Material Management Department of Beijing Material Institute with a bachelar of science degree. He is a senior economist. In 2003, he studied at Nanjing University and received a master degree in business administration. He served as Vice President and President of Nantong Municipal Oil Company, Vice President and Legal Representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer and Chief Officer of Nantong Investment Management Center.

Shen Zongmin Mr. Shen is Supervisor of the Company. He is Manager of Shantou Electric Power Development Corporation. He was President of Shantou Light Industry Mechanical Group, Deputy Manager, and Manager of Shantou Power Development Corporation and Chairman of Shantou Power Development Joint Stock Company.

Zhao Xisheng Mr. Zhao is Supervisor and Senior Consultant of the Company. He graduated from China Renmin University specializing in industrial economics and is a senior accountant. He has served as Deputy General Manager of the Finance Department, General Manager of the Management Department of the Company and the General Manager of the Company's Supervising and Auditing Department. Before joining the Company, he served as Section Chief, Deputy Chief Accountant and Deputy General Manager of Beijing Shijingshan Power Plant.

SENIOR MANAGEMENT
Huang Yongda (Mr), aged 48, is President and Director of the Company and the Vice President of China Huaneng Group. He graduated from China Renmin University, specializing in industrial financial accounting and is a senior accountant. He was the Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation and Vice President of HIPDC.

Na Xizhi (Mr), aged 51, is Vice President of the Company. He is Deputy Chief Engineer of China Huaneng Group. He graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering and is a senior engineer. He served in China Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department. Previously, Mr Na was the Vice General Manager of Fuxin Power Plant, Deputy Officer of the Planning Department of Suizhong Power Plant, Deputy Chief and Chief of the Bio-technology Department of Northeast Power Administration Bureau, and General Manager of Shenyang Shenhai Thermal Power Plant.

Zhang Hong (Mr), aged 58, is the Vice President of the Company. He is Deputy Chief Engineer of China Huaneng Group. He graduated from Northeast Power Institute specializing in Management Engineering and is a senior engineer. Mr. Zhang served as the General Manager of Dandong Branch of the Company, General Manager of Yingkou Branch of HIPDC, General Manager of Power Construction Department and Planning Department of China Huaneng Group. Previously, Mr. Zhang was the Manager of the Fourth Engineering Company of Northeast Power Administration Group.

Chen Baoliang (Mr), aged 50, was Vice President of the Company and died in January of 2005. He graduated with a M.S. degree from North China Electric Power University specializing in thermal power engineering and is a senior engineer. He has worked as General Manager of Huaneng Dalian Branch and Superintendent of Dalian Power Plant. Before joining the Company, he had been Deputy Chief Engineer of Liaoning Qinghe Power Plant, Deputy Chief of the Planning Department and Deputy General Manager of the Construction Department of Tieling Power Plant, and Superintendent of Yuan Bao Shan Power Plant.

Huang Long (Mr), aged 52, is Vice President of the Company as well as Secretary of the Board of Directors. He graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control and is a senor engineer. He served as Deputy General Manager and General Manager of the International Co-operation Department of the Company.

Hu Jianmin (Mr), aged 50, was Vice President of the Company and currently is Assistant to President and Adjunct Manager of the Planning Department of China Huaneng Group. He graduated from Shandong Industrial Institute specializing in relay protection and is a senior engineer. He worked as Chief Engineer of Shandong Electric Power Group Corp. He had been Chairman of Shandong Rizhao Power Company Limited, General Manager of Shandong Liaocheng Power Plant, Shiheng Power Plant and Zouxian Power Plant respectively.

Wu Dawei (Mr), aged 51, was Vice President of the Company and currently is Deputy Chief Engineer of China Huaneng Group and President of China Huaneng Group Eastern China Branch Company. He has obtained a Master of Business Administration degree from the Central Europe International Business School and is a senior engineer. He has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant.

Liu Guoyue (Mr), aged 41, is Vice President of the Company. He graduated from Northern China Electric Power University with a bachelor degree in engineering and a bachelor degree in business management and is a senior engineer. He served as the Deputy General Manager (Vice President) and General Manager (President) of Shijiazhuang branch (power plant) of the Company as well as the President of Huaneng Dezhou Power Plant.

Li Shiqi (Mr), aged 48, is the Vice President of the Company. He graduated from Renmin University of China, specializing in finance and is a senior accountant. He served as Chief Accountant of Beijing Branch Company of HIPDC, Deputy General Manager and General Manager of the Finance Department of the Company, and General Manager of the Marketing Department of China Huaneng Group. Before these, Mr. Li worked in Power Science Institute as Chief and Deputy Chief Accountant, and in Beijing Power Research and Hi-Tech Business Corporation as Chief Accountant.

Huang Jian (Mr), aged 42, is the Chief Accountant of the Company. He graduated from Finance and Administration Research Institute of the Ministry of Finance, specializing in accounting, with a master degree in economics and is a senior accountant. He served as Chief of the Finance Department of the Company, Chief Accountant of the Beijing Branch Company of HIPDC, Deputy General Manager of the Finance Department of the Company, Deputy Chief Accountant of the Company.

CANDIDATES FOR THE NEW SESSION OF THE BOARD OF DIRECTORS
At the forthcoming annual general meeting of 2004 to be held on 11th May 2005, the existing session of the Company's Board of Directors will retire pursuant to the Company's articles of association. Resolutions regarding election of the new session of the Board of Directors for a term of three years will be tabled at that annual general meeting for shareholders' consideration and approval. Except Mr. Na Xizhi, Mr. Huang Long, Mr. Wu Dawei, Mr. Wu Yusheng and Mr. Yu Ning, other candidates are current directors of the Company. The biographies of the candidates for the new session of the Board of Directors are set out below:

Li Xiaopeng Mr. Li, aged 46, graduated from the North China Institute of Electric Power specializing in power plants and power systems and is a senior engineer. He is Chairman and President of Huaneng International Power Development Corporation ("HIPDC"), as well as President of China Huaneng Group. Starting from June 1994, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of China Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Li has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Li has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Li's appointment, the Company will enter into a service contract with Mr. Li for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Li's appointment.

Huang Yongda Mr. Huang, aged 48, graduated from China Renmin University, specializing in industrial financial accounting and is a senior accountant. He is the President of the Company and the Vice President of China Huaneng Group. He was the Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation and Vice President of HIPDC.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Huang has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Huang has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Huang's appointment, the Company will enter into a service contract with Mr. Huang for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Huang's appointment.

Wang Xiaosong Mr. Wang, aged 59, graduated from Beijing Institute of Electric Power specializing in thermal power engineering and is a senior engineer. He is Vice President of HIPDC, and Vice President of China Huaneng Group. He was Vice President of the Company and Vice President of HIPDC. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Wang has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Wang has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Wang's appointment, the Company will enter into a service contract with Mr. Wang for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Wang's appointment.

Na Xizhi Mr. Na, aged 52, graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering and is a senior engineer. He is Vice President of the Company and Deputy Chief Engineer of China Huaneng Group. He has served in China Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Na has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Na has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Na's appointment, the Company will enter into a service contract with Mr. Na for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Na's appointment.

Huang Long Mr. Huang, aged 52, graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control and is a senior engineer. He is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he served as Deputy General Manager and General Manager of the International Co-operation Department of the Company.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Huang has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Huang has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Huang's appointment, the Company will enter into a service contract with Mr. Huang for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Huang's appointment.

Wu Dawei Mr. Wu, aged 52, has obtained a Master of Business Administration degree from the Central Europe International Business School and is a senior engineer. He is Deputy Chief Engineer of China Huaneng Group and President of China Huaneng Group East China Branch Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Wu has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Wu has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Wu's appointment, the Company will enter into a service contract with Mr. Wu for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Wu's appointment.

Shan Qunying Mr. Shan, aged 52, graduated from Beijing Steel Institute specializing in automation and is a senior engineer. He is the Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Shan has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Shan has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Shan's appointment, the Company will enter into a service contract with Mr. Shan for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Shan's appointment.

Yang Shengming Mr. Yang, aged 62, graduated from Beijing Light Industries Institute and is a senior economist. He is the Vice President of Fujian International Trust and Investment Company Limited, Executive Director of Hong Kong Minxin Group Limited Company, Director of Yongcheng Property Insurance Joint Stock Company and Executive Director of Xiamen International Bank.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Yang has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Yang has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Yang's appointment, the Company will enter into a service contract with Mr. Yang for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Yang's appointment.

Xu Zujian Mr. Xu, aged 51, graduated from Liaoning Finance Institute majoring in infrastructure finance and is a senior economist. He is Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd..

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Xu has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Xu has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Xu's appointment, the Company will enter into a service contract with Mr. Xu for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Xu's appointment.

Liu Shuyuan Mr. Liu, aged 55, is a senior economist and a postgraduate specializing in economic management. He is the Director and is President of Liaoning Energy Investment (Group) Limited Liability Company. He has been the Vice President of Liaoning Provincial Trust and Investment Corporation, of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation) and Director and President of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation).

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Liu has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Liu has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Liu's appointment, the Company will enter into a service contract with Mr. Liu for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Liu's appointment.

Qian Zhongwei Mr. Qian, aged 67, graduated from the electrical engineering department of Qinghua University and is a senior engineer. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Director of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau, Director of Eastern China Power Administration Bureau, and President of Eastern China Power Group Company.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Qian has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Qian has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Qian's appointment, the Company will enter into a service contract with Mr. Qian for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Qian's appointment.

Xia Donglin Mr. Xia, aged 44, graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics. He is a certified public accountant (non practising member). He is a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, General Secretary of China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Xia has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Xia has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Xia's appointment, the Company will enter into a service contract with Mr. Xia for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Xia's appointment.

Liu Jipeng Mr. Liu, aged 49, graduated from the Industrial Economic Department of the Graduate School of China Academy of Social Science with a master's degree in economics. He is titled as professor and is a certified public accountant. He is the chairman of Beijing Standard Consulting Company, professor of Capital Economic and Trade University. He is also a professor of the Graduate School of China Academy of Social Science, mentor of graduate students of the Centre for Financial Studies of the Ministry of Finance, senior consultant of various institutions including China Power Enterprises Union and China Securities Market Research and Design Centre.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Liu has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Liu has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Liu's appointment, the Company will enter into a service contract with Mr. Liu for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Liu's appointment.

Wu Yusheng Mr. Wu, aged 49, graduated from Postgraduate School of China Electric Power Research Institute specializing in electric power system and auto-control with a master degree. Mr. Wu is a senior engineer. He is Deputy Chief Engineer of State Power Grid Corporation and President of China Electric Power Research Institute. Mr. Wu served as Deputy Director and senior engineer of Power Grid Department of China Electric Power Research Institute and Deputy Chief Engineer and Deputy Director of China Electric Power Research Institute.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Wu has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Wu has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Wu's appointment, the Company will enter into a service contract with Mr. Wu for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Wu's appointment.

Yu Ning Mr. Yu, aged 51, graduated from Peking University specializing in economic law with a master degree. He is the Deputy President of All China Lawyers Association, part-time Professor at Peking University, mentor of master postgraduates at Qinghua University Law School, practicing lawyer at Beijing Times Law Firm (currently under the name "Beijing Times Huadi Law Firm"). Mr. Yu served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission.

Other than the relationship arising from his being a Director and save as mentioned herein, Mr. Yu has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Yu has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Yu's appointment, the Company will enter into a service contract with Mr. Yu for a term expiring in June 2008. The Director's fee will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the Shareholders in respect to Mr. Yu's appointment.

CANDIDATES OF NEW SESSION OF SUPERVISORY COMMITTEE
At the forthcoming annual general meeting of 2004 to be held on 11th May 2005, the existing session of the Company's Supervisory Committee will retire. Resolutions regarding election of new session of Supervisory Committee for a term of three years will be tabled at that annual general meeting for shareholders' approval. The biographies of each candidates of new session of the Supervisory Committee are set out below:

Ye Daji Mr. Ye, aged 60, graduated from Department of Mechanical Engineering Shanghai Jiao Tong University and is a senior engineer. He is Chief Engineer of China Huaneng Group. Mr. Ye served as Vice President and President of the Company, Vice President of HIPDC and Director of China Huaneng Group, Deputy Manager of Shanghai branch company of Huaneng International Inc., President of Huaneng Shanghai Shidongkou Second Power Plant. Before joining the Company, Mr. Ye served as Deputy Chief Engineer of Shanghai Shidongkou Power Plant.

Shen Weibing Mr. Shen, aged 38, graduated from Material Management Department of Beijing Material Institute with a bachelar of science degree. He is a senior economist. In 2003, he studied at Nanjing University and received a master degree in business administration. He is Deputy Chief Officer of Nantong Investment Management Center. He served as Vice President and President of Nantong Municipal Oil Company, Vice President and Legal Representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer and Chief Officer of Nantong Investment Management Center.

Shen Zongmin Mr. Shen, aged 51, has a MBA degree. He is Manager of Shantou Electric Power Development Corporation. He was President of Shantou Light Industry Mechanical Group, Deputy Manager, and Manager of Shantou Power Development Corporation and Chairman of Shantou Power Development Joint Stock Company.

Yu Ying Ms. Yu, aged 50, graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics. Ms. Yu is a senior economist. She is President of Dalian Municipal Investment Corporation. Ms. Yu served as Director of Social Affair Department of Dalian Municipal Planning Commission and Director of Fixed Assets Investment Department of Dalian Municipal Development and Planning Commission.

STAFF'S REPRESENTATIVES IN THE NEW SESSION OF SUPERVISORY COMMITTEE
Ms Zou Cui, and Mr Wang Zhaobin were elected by the Company's staff as their representatives in the new session of the Supervisory Committee. Their respective biographies are set out below:

Zou Cui (Ms), aged 52, graduated from Xian Jiaotong University specializing in computer science and is a senior engineer. She is Manager of Supervision and Auditing Department of the Company. She served as Deputy Director and Director of Personnel Division, Human Resource Department, Director of Human Resource Department of HIPDC, Deputy Manager of Labour Management Department and Deputy Manager of Supervision and Auditing Department of Huaneng Power Internaional Inc.

Wang Zhaobin (Mr), aged 49, has a university degree and is a specialist in corporate culture. He is Deputy Manager of corporate Culture Department of the Company. He served as Director of Corporate Culture Division of Human Resources and Labour Department, and Director of Retirement Department of HIPDC, Deputy Secretary of Communist Party Commission, Secretary of communist Party Disciplinary Inspection Commission and Chairman of labour union of HIPDC, Beijing Branch.

Corporate Information

Legal Address of the Company              West Wing, Building C
                                          Tianyin Mansion
                                          2C Fuxingmennan Street
                                          Xicheng District
                                          Beijing
                                          The People's Republic of China

Company Secretary                         Huang Long
                                          58, Xizhimenbei Street
                                          Haidian District
                                          Beijing
                                          The People's Republic of China

Authorised Representatives                Wang Xiaosong
                                          Huang Long

Hong Kong Share Registrar                 Hong Kong Registrars Limited
                                          46th Floor, Hopewell Centre
                                          183 Queen's Road East
                                          Hong Kong

Depository                                The Bank of New York
                                          Investor Relations
                                          P.O. Box 11258
                                          Church Street Station
                                          New York
                                          NY 10286-1258
                                          USA

Legal Advisers to the Company
As to Hong Kong law:                      Herbert Smith
                                          23rd Floor, Gloucester Tower
                                          11 Pedder Street, Central
                                          Hong Kong

As to PRC law:                            Haiwen & Partners
                                          Room 1016, Beijing Silver Tower
                                          No.2, Dong San Huan North Road
                                          Chaoyang District
                                          Beijing
                                          The People's Republic of China

As to US law:                             Skadden, Arps, Slate, Meagher & Flom
                                            LLP
                                          30th Floor, Peregrine Tower
                                          Lippo Centre
                                          89 Queensway
                                          Hong Kong

Domestic Auditors                         PricewaterhouseCoopers Zhong Tian
                                            CPAs Limited Company
                                          11th Floor, PricewaterhouseCoopers
                                            Center
                                          202 Hu Bin Road
                                          Shanghai, The People's Republic of
                                            China

International Auditors                    PricewaterhouseCoopers
                                          22nd Floor
                                          Prince's Building
                                          Central, Hong Kong

Listing Information
H Shares:                                 The Stock Exchange of Hong Kong
                                           Limited
                                          Stock Code: 902

ADSs:                                     The New York Stock Exchange, Inc.
                                          Ticker Symbol: HNP

A Shares:                                 Shanghai Stock Exchange
                                          Stock Code: 600011

Publications
The Company's interim and annual reports (China mainland version and Hong Kong version) were published in August and April respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30th June. As the Company's A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:                                     Huaneng Power International, Inc.
                                             West Wing, Building C
                                             Tianyin Mansion
                                             2C Fuxingmennan Street
                                             Xicheng District
                                             Beijing
                                             The People's Republic of China
                                             Tel: (8610) 6649 1999
                                             Fax: (8610) 6649 1860
                                             Website: http://www.hpi.com.cn

Hong Kong:                                   Rikes Communications Limited
                                             Room 1312, Wing On Centre
                                             111 Connanght Road Central
                                             Hong Kong
                                             Tel: (852) 2520 2201
                                             Fax: (852) 2520 2241

Auditors' Report

TO THE SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC.
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Huaneng Power International, Inc. (the "Company") and consolidated balance sheet of the Company and its subsidiaries as at 31st December, 2004 and the related consolidated income and cash flows statements for the year then ended. These financial statements set out on pages 93 to 150 are the responsibility of the management of Company and its subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the Company's financial position and the financial position of the Company and its subsidiaries as at 31st December, 2004, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.




PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15th March, 2005


Consolidated Income Statement
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31st December, 2004
(Amounts expressed in thousands of RMB, except per share data)

                                                                                     For the year ended 31st December,
                                                                            Note               2004               2003
----------------------------------------------------------------------------------------------------------------------
Operating revenue, net                                                                   30,118,278         23,388,237

Operating expenses
  Fuel                                                                                  (15,068,188)        (9,025,013)
  Maintenance                                                                              (807,689)          (921,561)
  Depreciation                                                                           (4,706,992)        (4,117,478)
  Labor                                                                                  (1,877,264)        (1,439,673)
  Service fees to HIPDC                                                     7(a)           (133,609)          (214,723)
  Others                                                                                   (606,346)          (596,627)
----------------------------------------------------------------------------------------------------------------------

    Total operating expenses                                                            (23,200,088)       (16,315,075)
----------------------------------------------------------------------------------------------------------------------

Profit from operations                                                                    6,918,190          7,073,162
----------------------------------------------------------------------------------------------------------------------

  Interest income                                                                            43,092             53,044
  Interest expense                                                                         (663,424)          (569,148)
  Bank charges and exchange losses, net                                                    (119,452)           (28,181)
----------------------------------------------------------------------------------------------------------------------

    Total financial expenses                                                               (739,784)          (544,285)
----------------------------------------------------------------------------------------------------------------------

Share of profit of associates                                                 11            377,565            212,091

Investment income                                                             13             22,542                  --

(Loss)/Gain from disposal of investments                                                     (1,988)            10,705

Other income, net                                                              5             18,666             12,070
----------------------------------------------------------------------------------------------------------------------

Profit before tax                                                              6          6,595,191          6,763,743

Income tax expense                                                            32         (1,014,262)        (1,149,441)
----------------------------------------------------------------------------------------------------------------------

Profit before minority interests                                                          5,580,929          5,614,302

Minority interests                                                            33           (257,053)          (183,894)
----------------------------------------------------------------------------------------------------------------------

Net profit attributable to shareholders                                                   5,323,876          5,430,408
----------------------------------------------------------------------------------------------------------------------

Dividends paid and proposed                                                   22          6,019,432          5,063,244
----------------------------------------------------------------------------------------------------------------------

Proposed dividend                                                             22          3,013,846          3,013,836
----------------------------------------------------------------------------------------------------------------------

Proposed dividend per share (RMB)                                             22               0.25               0.25
----------------------------------------------------------------------------------------------------------------------

Basic earnings per share (RMB)                                                34               0.44               0.45
----------------------------------------------------------------------------------------------------------------------

Diluted earnings per share (RMB)                                              34               0.44               0.45
----------------------------------------------------------------------------------------------------------------------

The notes on pages 101 to 150 are an integral part of these financial statements.



Consolidated Balance Sheet
(Prepared in accordance with International Financial Reporting Standards)
As at 31st December, 2004
(Amounts expressed in thousands of RMB)

                                                      The Company and its subsidiaries              The Company
                                                            As at 31st December,               As at 31st December,
                                        Note                 2004             2003             2004               2003
----------------------------------------------------------------------------------------------------------------------

ASSETS
Non-current assets
  Property, plant and equipment, net      10           57,780,410       42,658,365       36,861,955         34,290,511
  Investments in associates               11            4,328,307        2,766,031        4,309,319          2,766,031
  Investments in subsidiaries             12                   --               --        5,835,204          2,445,550
  Available-for-sale investment           13              254,990          254,990          254,990            254,990
  Land use rights                         14            1,546,026          831,026        1,091,128            763,483
  Other non-current assets                                225,890          206,833          115,060            108,046
  Deferred income tax assets              29               97,539           21,311           12,536             13,239
  Goodwill                                15              376,726          298,876          108,938            107,231
  Less: Negative goodwill                 15           (1,483,670)      (1,730,949)      (1,483,670)        (1,730,949)
----------------------------------------------------------------------------------------------------------------------

    Total non-current assets                           63,126,218       45,306,483       47,105,460         39,018,132
----------------------------------------------------------------------------------------------------------------------

Current assets
  Inventories, net                        16            1,431,404          800,281          822,344            624,762
  Other receivables and assets, net       17              723,316          259,421          327,865            611,444
  Accounts receivable                     18            4,973,103        2,804,026        3,090,071          2,341,204
  Due from subsidiaries                 7(g)                   --               --           20,256              3,437
  Due from other related parties        7(g)               14,970            5,862           14,970              5,862
  Restricted cash                                         202,688          159,961          157,691            158,621
  Temporary cash investments              19               12,641          144,996           12,641             69,660
  Cash and cash equivalents            35(a)            2,295,531        4,128,648        1,211,178          3,291,923
----------------------------------------------------------------------------------------------------------------------

    Total current assets                                9,653,653        8,303,195        5,657,016          7,106,913
----------------------------------------------------------------------------------------------------------------------

    Total assets                                       72,779,871       53,609,678       52,762,476         46,125,045
----------------------------------------------------------------------------------------------------------------------


                                                      The Company and its subsidiaries              The Company
                                                            As at 31st December,               As at 31st December,
                                        Note                 2004             2003             2004               2003
----------------------------------------------------------------------------------------------------------------------

EQUITY AND LIABILITIES
Shareholders' equity
  8,500,000,000 (2003: 4,250,000,000)
    Domestic Shares, par value
    RMB1.00 each, in form of legal
    person shares                         20            8,500,000        4,250,000        8,500,000          4,250,000
  500,000,000 (2003: 250,000,000)
    A shares, par value RMB1.00 each      20              500,000          250,000          500,000            250,000
  3,055,383,440 (2003: 1,527,671,200)
    Overseas Listed Foreign Shares,
    par value RMB1.00 each                20            3,055,383        1,527,671        3,055,383          1,527,671
  Additional paid-in capital              20            8,972,184       10,780,133        8,972,184         10,780,133
  Dedicated capital                   20, 21            4,065,970        4,328,423        4,065,970          4,328,423
  Equity component of
    convertible notes                     20                   --              255               --                255
  Retained earnings
    Proposed dividend                     22            3,013,846        3,013,836        3,013,846          3,013,836
    Others                                              8,158,136        9,805,037        8,158,136          9,805,037
----------------------------------------------------------------------------------------------------------------------

    Total shareholders' equity                         36,265,519       33,955,355       36,265,519         33,955,355
----------------------------------------------------------------------------------------------------------------------

Minority interests                        33            3,266,393        1,155,197               --                 --
----------------------------------------------------------------------------------------------------------------------

Non-current liabilities
  Long-term loans from shareholders,
    unsecured                             23              800,000               --               --                 --
  Long-term bank loans, unsecured         24           14,854,471        8,305,320        6,485,209          5,317,804
  Other long-term loans, unsecured        25              300,818          848,284               --            575,000
  Deferred income tax liabilities         29              546,717          103,114           15,306             14,028
  Other non-current liability                              13,000               --               --                 --
----------------------------------------------------------------------------------------------------------------------

    Total non-current liabilities                      16,515,006        9,256,718        6,500,515          5,906,832
----------------------------------------------------------------------------------------------------------------------



                                                      The Company and its subsidiaries              The Company
                                                            As at 31st December,               As at 31st December,
                                        Note                 2004             2003             2004               2003
----------------------------------------------------------------------------------------------------------------------
Current liabilities
  Accounts payable and other liabilities  26            4,551,158        3,342,517        2,844,987          2,906,516
  Dividends payable to shareholders of
    the Company                                             8,250               --            8,250                 --
  Taxes payable                           27              999,792          917,362          547,545            601,337
  Due to HIPDC                          7(g)            1,258,799           87,508        1,258,518             87,508
  Due to other related parties          7(g)               13,426           27,338            6,645             24,387
  Staff welfare and bonus payables                        259,291          220,896          175,355            212,875
  Short-term loans, unsecured             28            8,099,000        1,600,000        4,330,000            280,000
  Current portion of long-term
    loans from shareholders, unsecured    23                   --          420,380               --            388,875
  Current portion of long-term
    bank loans, unsecured                 24            1,257,476        2,409,240          825,142          1,756,074
  Current portion of other long-term
    loans, unsecured                      25              285,761          211,881               --                 --
  Liability component of
    convertible notes                                          --              935               --                935
  Other financial liabilities             38                   --            4,351               --              4,351
----------------------------------------------------------------------------------------------------------------------

    Total current liabilities                          16,732,953        9,242,408        9,996,442          6,262,858
----------------------------------------------------------------------------------------------------------------------

    Total equity and liabilities                       72,779,871       53,609,678       52,762,476         46,125,045
----------------------------------------------------------------------------------------------------------------------

These financial statements have been approved for issue by the Board of Directors on 15th March, 2005.


                      Wang Xiaosong                                          Huang Yongda
                      Vice Chairman                                            Director

The notes on pages 101 to 150 are an integral part of these financial statements.


Consolidated Statement of Changes in Shareholders' Equity
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31st December, 2004
(Amounts expressed in thousands of RMB)

                                                                  The Company and its subsidiaries

                                                 Additional
                                         Share      Paid-in
                                       Capital      Capital           Dedicated Capital
                                                             Statutory and         Statutory
                                                             discretionary            public
                                                                   surplus           welfare
                                                              reserve fund              fund         Sub-total
---------------------------------------------------------------------------------------------------------------

Balance at 1st January, 2003          6,000,274    10,604,843    2,319,903          1,053,520        3,373,423

Dividend relating to 2002                    --            --           --                 --               --
Net profit for the year ended 31st
  December, 2003                             --            --           --                 --               --
Conversion of convertible notes
  to share capital (Note 20)             27,397       175,290           --                 --               --
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                       --            --        2,104             (2,104)              --
Transfer to dedicated capital (Note 21)      --            --      545,714            409,286          955,000
----------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2003        6,027,671    10,780,133    2,867,721          1,460,702        4,328,423

Dividend relating to 2003                    --            --           --                 --               --
Ordinary shares split (Note 20)       6,027,671    (1,808,301)  (1,205,534)                --       (1,205,534)
Net profit for the year ended 31st
  December, 2004                             --            --           --                 --               --
Conversion of convertible notes to
  share capital and redemption of
  convertible notes (Note 20)                41           352           (4)                --               (4)
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                       --            --        1,600             (1,600)              --
Transfer to dedicated
  capital (Note 21)                          --            --      538,906            404,179          943,085
----------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2004       12,055,383     8,972,184    2,202,689          1,863,281        4,065,970
----------------------------------------------------------------------------------------------------------------


Chart Continued


                                              Equity
                                        Component of
                                         Convertible    Retained
                                               Notes     Earnings       Total




------------------------------------------------------------------------------

Balance at 1st January, 2003              44,647       10,392,873   30,416,060

Dividend relating to 2002                     --       (2,049,408)  (2,049,408)
Net profit for the year ended 31st
  December, 2003                              --        5,430,408    5,430,408
Conversion of convertible notes
  to share capital (Note 20)             (44,392)              --      158,295
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                        --               --           --
Transfer to dedicated capital (Note 21)       --         (955,000)          --
------------------------------------------------------------------------------

Balance at 31st December, 2003               255       12,818,873   33,955,355

Dividend relating to 2003                     --       (3,013,836)  (3,013,836)
Ordinary shares split (Note 20)               --       (3,013,836)          --
Net profit for the year ended 31st
  December, 2004                              --        5,323,876    5,323,876
Conversion of convertible notes to
  share capital and redemption of
  convertible notes (Note 20)               (255)             (10)         124
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                        --               --           --
Transfer to dedicated
  capital (Note 21)                           --         (943,085)          --
------------------------------------------------------------------------------

Balance at 31st December, 2004                --       11,171,982   36,265,519
------------------------------------------------------------------------------

The notes on pages 101 to 150 is an integral part of these financial statements.


Statement of Changes in Shareholders' Equity
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31st December, 2004
(Amounts expressed in thousands of RMB)

                                                                               The Company

                                                   Additional
                                             Share    Paid-in
                                           Capital    Capital                  Dedicated Capital
                                                               Statutory and          Statutory
                                                               discretionary             public
                                                                     surplus            welfare
                                                                reserve fund               fund     Sub-total
--------------------------------------------------------------------------------------------------------------

Balance at 1st January, 2003             6,000,274 10,604,843      2,319,903          1,053,520     3,373,423

Dividend relating to 2002                       --         --             --                 --            --
Net profit for the year ended
  31st December, 2003                           --         --             --                 --            --
Conversion of convertible notes
  to share capital (Note 20)                27,397    175,290             --                 --            --
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                          --         --          2,104             (2,104)           --
Transfer to dedicated
  capital (Note 21)                             --         --        545,714            409,286       955,000
--------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2003           6,027,671 10,780,133      2,867,721          1,460,702     4,328,423

Dividend relating to 2003                       --         --             --                 --            --
Ordinary shares split (Note 20)          6,027,671 (1,808,301)    (1,205,534)                --    (1,205,534)
Net profit for the year ended 31st
  December, 2004                                --         --             --                 --            --
Conversion of convertible notes
  to share capital and
  redemption of convertible
  notes (Note 20)                               41        352             (4)                --            (4)
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                          --         --          1,600            (1,600)            --
Transfer to dedicated
  capital (Note 21)                             --         --        538,906           404,179        943,085
--------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2004          12,055,383  8,972,184      2,202,689         1,863,281      4,065,970
--------------------------------------------------------------------------------------------------------------


Chart Continued

                                          Equity
                                    Component of
                                     Convertible     Retained
                                           Notes     Earnings         Total




---------------------------------------------------------------------------
Balance at 1st January, 2003              44,647  10,392,873     30,416,060

Dividend relating to 2002                     --  (2,049,408)    (2,049,408)
Net profit for the year ended
  31st December, 2003                         --   5,430,408      5,430,408
Conversion of convertible notes
  to share capital (Note 20)             (44,392)         --        158,295
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                        --          --             --
Transfer to dedicated
  capital (Note 21)                           --    (955,000)            --

Balance at 31st December, 2003               255  12,818,873     33,955,355

Dividend relating to 2003                     --  (3,013,836)    (3,013,836)
Ordinary shares split (Note 20)               --  (3,013,836)            --
Net profit for the year ended 31st
  December, 2004                              --   5,323,876      5,323,876
Conversion of convertible notes
  to share capital and
  redemption of convertible
  notes (Note 20)                           (255)        (10)           124
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                        --          --             --
Transfer to dedicated
  capital (Note 21)                           --    (943,085)            --
---------------------------------------------------------------------------

Balance at 31st December, 2004                --  11,171,982     36,265,519
---------------------------------------------------------------------------

The notes on pages 101 to 150 is an integral part of these financial statements.


Consolidated Cash Flow Statement
(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31st December, 2004
(Amounts expressed in thousands of RMB)

                                                                                     For the year ended 31st December,
                                                                            Note               2004               2003
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Profit before tax                                                                       6,595,191          6,763,743
  Adjustments to reconcile profit before tax to
    net cash provided by operating activities:
    Depreciation                                                                          4,706,992          4,117,478
    Amortization of prepaid land use rights                                                  28,074             19,136
    Amortization of goodwill and negative goodwill                                         (205,277)          (222,108)
    Amortization of other non-current assets                                                 39,731             41,566
    (Reversal) / Provision for doubtful accounts                                            (10,654)            12,567
    Provision for / (reversal) of inventory obsolescence                                      1,521               (751)
    Loss / (Gain) from disposals of investments                                               1,988            (10,705)
    Investment income                                                                       (22,542)                 --
    (Gain) / Loss on disposals of property, plant and equipment, net                        (29,176)           138,726
    Unrealized exchange loss                                                                 89,913              1,094
    Gain on interest rate swaps                                                                (925)           (11,771)
    Share of profit of associates                                                          (377,565)          (212,091)
    Interest income                                                                         (43,092)           (53,044)
    Interest expenses                                                                       663,424            569,148
  Changes in working capital:
    Restricted cash                                                                         (23,108)          (146,702)
    Accounts receivable                                                                    (742,005)          (353,637)
    Due from other related parties                                                           (9,108)            (5,862)
    Inventories, net                                                                       (414,275)           159,419
    Other receivables and assets, net                                                      (206,873)           (65,900)
    Accounts payable and other liabilities                                                  243,524            226,584
    Taxes payable                                                                             3,796            131,281
    Other non-current liability                                                              13,000                  --
    Due to HIPDC                                                                            (53,263)           (12,967)
    Due to other related parties                                                            (13,912)            13,370
    Staff welfare and bonus payable                                                         (17,728)           (12,670)
  Interest paid                                                                            (974,879)          (617,162)
  Income tax paid                                                                        (1,123,966)          (989,635)
  Interest received                                                                          43,895             54,182
-----------------------------------------------------------------------------------------------------------------------

  Net cash provided by operating activities                                               8,162,701          9,533,289
-----------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended 31st December,
                                                                            Note               2004               2003
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                              (9,877,553)        (3,606,704)
  Proceeds from disposals of property, plant and equipment                                   27,768              7,679
  Prepayments of land use right                                                            (154,754)           (16,508)
  Increase in other non-current assets                                                       (3,680)           (12,847)
  Decrease in temporary cash investments                                                    132,355          1,066,629
  Proceeds from disposal of investments                                                         548             80,704
  Cash dividend received                                                                    172,542                  --
  Cash consideration paid for acquisitions                                     3         (4,575,000)        (2,940,000)
  Direct transaction costs paid for acquisitions                               3            (31,685)           (19,618)
  Cash inflow from the acquired power plants                                   3            659,174            215,585
-----------------------------------------------------------------------------------------------------------------------

  Net cash used in investing activities                                                 (13,650,285)        (5,225,080)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Drawdown of short-term loans, unsecured                                                 8,724,000            769,000
  Repayments of short-term loans, unsecured                                              (2,940,313)          (450,000)
  Drawdown of long-term loans from shareholders, unsecured                                  800,000                  --
  Repayments of long-term loans from shareholders, unsecured                             (1,504,827)          (388,988)
  Drawdown of long-term bank loans, unsecured                                             4,944,000          1,016,230
  Repayments of long-term bank loans, unsecured                                          (3,192,843)        (2,322,348)
  Drawdown of other long-term loans, unsecured                                                    --            350,000
  Repayments of other long-term loans, unsecured                                           (679,062)           (36,060)
  Capital injection from minority shareholders of the subsidiaries                          677,034             77,632
  Dividend paid to shareholders of the Company                                           (3,005,586)        (2,049,408)
  Dividend paid to minority shareholders of the subsidiaries                               (167,125)          (148,220)
  Redemption of convertible notes                                                              (811)                 --
-----------------------------------------------------------------------------------------------------------------------

  Net cash provided by / (used in) financing activities                                   3,654,467         (3,182,162)
-----------------------------------------------------------------------------------------------------------------------

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS                                   (1,833,117)         1,126,047
Cash and cash equivalents, beginning of year                                              4,128,648          3,002,601
-----------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                     35(a)          2,295,531          4,128,648
-----------------------------------------------------------------------------------------------------------------------

The notes on pages 101 to 150 are an integral part of these financial statements.


Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards) (Amounts expressed in thousands of RMB unless otherwise stated)

1.   COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30th June, 1994. As at 31st December, 2004, the Company and its subsidiaries had 22,129 employees (2003: 17,886 employees).

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC.

The parent company and ultimate parent company of the Company are Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Corporation ("Huaneng Group"), respectively. Both companies are incorporated in the PRC.

2.   ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a)  Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

During 2004, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as at 31st December, 2004, the Company and its subsidiaries have a negative working capital balance of approximately RMB7 billion. The Company and its subsidiaries have significant undrawn available banking facilities as disclosed in Note 35 and may refinance and/or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

The Company and its subsidiaries adopted IFRS 3 Business Combinations and International Accounting Standard ("IAS") 36 Impairment of Assets in relation to acquisitions with respective agreements dated on or after 31st March, 2004 (Notes 2(f) & (g)). Goodwill arising from acquisition with the agreement date before 31st March, 2004 is amortized using the straight-line method over their estimated useful lives and recognized in the income statement until 31st December, 2004. In accordance with the provisions of IFRS 3, goodwill arising from acquisitions on or after 31st March, 2004 is not amortized but instead is tested annually for impairment and carried at cost less accumulated impairment losses. There is no impact on opening retained earnings as at 1st January, 2004 from the adoption of these standards.

(b)  Consolidation

     (i)  Subsidiaries

          Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

          Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued and liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of subsidiaries acquired is recorded as goodwill. See Note 2(f) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

          In the Company's financial statements, investments in subsidiaries are accounted for using the equity method.

     (ii) Associates

          Associates are entities over which the Company and its subsidiaries generally have between 20% and 50% of the voting rights, or over which the Company and its subsidiaries have significant influence, but which they do not control. Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealized gains on transactions between the Company and its subsidiaries and its associates are eliminated to the extent of the Company and its subsidiaries' interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company and its subsidiaries' investments in associates include goodwill (net of accumulated amortization) on acquisition. When the Company and its subsidiaries' share of losses in an associate equals or exceeds their interest in the associate, further losses are not recognised, unless the Company and its subsidiaries have incurred obligations or made payments on behalf of the associates.

          In the Company's financial statements, investments in associates are accounted for using the equity method.

(c)  Foreign currency translation

     (i)  Measurement currency

          Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the "measurement currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the measurement currency of the Company and its subsidiaries.

     (ii) Transactions and balances

          Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement.

(d)  Property, plant and equipment, net

Property, plant and equipment, net is stated at historical cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is determined by comparing proceeds with the carrying amount and is included in the income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their estimated residual values over their estimated useful lives as follows:

Buildings                                                          8-35 years
Electric utility plant in service                                  4-30 years
Transportation facilities                                          6-27 years
Others                                                           2.5-18 years

The useful lives and depreciation methods are reviewed periodically to ensure that the methods and periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction-in-progress ("CIP") represents property, plant and equipment under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(e)  Investments

The Company and its subsidiaries classified its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short-term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognized on the trade date, which is the date that the Company and its subsidiaries commits to purchase or sell the investment. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

(f)  Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of associates is included in investments in associates. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill arising from acquisitions dated before 31st March, 2004 is amortized to the income statement using the straight-line method over its estimated useful life until 31st December, 2004 and will be tested annually for impairment effective from 1st January, 2005. Management determines the estimated useful life of goodwill based on the remaining weighted average useful lives of the identifiable acquired depreciable/amortizable assets of the respective business at the time of the acquisition. In accordance with the provisions of IFRS 3, goodwill arising from acquisitions on or after 31st March, 2004 is not amortized but tested annually for impairment (see Note 2(g)) and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating unit ("CGUs") for the purpose of impairment testing.

Negative goodwill represents the excess of the fair value of the Company's share of the net assets of the acquired subsidiary/associate over the cost of an acquisition. Negative goodwill arising from acquisitions dated before 31st March, 2004 is amortized using the straight-line method over their estimated useful lives and recognized in the income statement until 31st December, 2004 and will be derecognized on 1st January, 2005, with a corresponding adjustment to retained earnings as at 1st January, 2005. Management determines the estimated useful lives of negative goodwill based on the remaining weighted average useful lives of the identifiable acquired depreciable/amortizable assets of the respective business at the time of the acquisition. For negative goodwill arising from acquisitions dated on or after 31st March, 2004, the Company reassesses the identification and measurement of the identifiable assets and liabilities and contingent liabilities and the measurement of the cost of the combination. Any excess of the fair value of the Company's share of net assets of the subsidiary/associate over the cost of the acquisition after that reassessment is recognized immediately in profit or loss.

(g)  Impairment of assets

Assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(h)  Inventories

Inventories consist of fuel, materials and supplies. They are stated at the lower of weighted average costs or net realizable values after provision for obsolete items, and are expensed to fuel costs or repairs and maintenance when used, or capitalized to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the inventories to the working locations.

(i)  Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables.

(j)  Temporary cash investments

Temporary cash investments comprise cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year. Temporary cash investments are classified as held-to-maturity investments and are carried at amortized cost (see Note 2(e)).

(k)  Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(l)  Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

(m)  Provisions

Provisions are recognized when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(n)  Revenue and income recognition

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

     (i)   Operating revenue, net

           Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial grid companies (net of value added tax ("VAT") and amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective grid companies.

     (ii)  Interest income

           Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis that reflects the effective yield on the deposits.

     (iii) Management service income

           As mentioned in Note 5, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC. The Company recognizes the service income as other income when service is provided in accordance with the management service agreement.

(o)  Borrowing costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized as part of the cost of property, plant and equipment, if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

(p)  Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the periods of the leases.

(q)  Taxation

     (i)  VAT

          Under the relevant PRC tax laws, the Company and its subsidiaries are subject to VAT. The Company and its subsidiaries are subject to output VAT levied at 17% of the Company's and its subsidiaries' operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenues or operating expenses.

     (ii) Income tax

          In accordance with the practice notes on the PRC income tax laws applicable to foreign investment enterprises investing in energy and transportation infrastructure businesses, the reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country.

          All the power plants (except for Huaneng Dezhou Power Plant (the "Dezhou Power Plant"), Huaneng Jining Power Plant (the "Jining Power Plant"), Huaneng Changxing Power Plant (the "Changxing Power Plant"), Huaneng Shanghai Shidongkou I Power Plant (the "Shidongkou I Power Plant"), Huaneng Xindian Power Plant (the "Xindian Power Plant"), Huaneng Weihai Power Limited Liability Company (the "Weihai Power Company"), Suzhou Industrial Park Huaneng Power Limited Liability Company (the "Taicang Power Company"), Jiangsu Huaneng Huaiyin Power Limited Company ("the Huaiyin Power Company"), Shanxi Huaneng Yushe Power Limited Liability Company (the "Yushe Power company"), Henan Huaneng Qinbei Power Limited Company (the "Qinbei Power Company") and Huaneng Hunan Yueyang Power Generation Limited Liability Company (the "Yueyang Power Company") are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

          The tax holiday of Huaneng Dalian Power Plant ( the "Dalian Power Plant"), Huaneng Dalian Power Plant Phase II ("the Dalian phase II"), Huaneng Shangan Power Plant (the "Shangan power plant"), Huaneng Nantong Power Plant (the "Nantong Power Plant"), Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant"), Huaneng Shantou Oil-Fired Power Plant (the "Shantou Oil-Fired Power Plant"), Huaneng Shanghai Shidongkou Second Power Plant (the "Shidongkou II Power Plant"), Huaneng Nanjing Power Plant (the "Nanjing Power Plant") and Huaneng Shangan Power Plant Phase II (the "Shangan Phase II") had already expired prior to 2004. The tax holiday of Huaneng Nantong Power Plant Phase II (the "Nantong Phase II") and Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II") expired in 2004, the tax holiday of the Huaneng Shantou Coal-Fired Power Plant ("the Shantou Power Plant") will expire in 2005, the tax holiday of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (the "Luohuang Power Company") will expire in 2007 and the tax holiday of Huaneng Jinggangshan Power Plant (the "Jinggangshan Power Plant") will expire in 2008.

     (ii) Income tax (Cont'd)

          The statutory income tax is assessed on an individual power plant basis, based on each of their results of operations. The commencement dates of the tax holiday period of each power plant are individually determined. The statutory income tax rates applicable to the head office, Shandong branch and the operating power plants, after taking the effect of tax holidays into consideration, are summarized below:

                                                                                               2004               2003
-----------------------------------------------------------------------------------------------------------------------

          Head Office                                                                         15.0%              15.0%
          Dalian Power Plant                                                                  18.0%              18.0%
          Dalian Phase II 1                                                                   15.0%               7.5%
          Shangan Power Plant                                                                 18.0%              18.0%
          Shangan Phase II                                                                    18.0%               9.0%
          Nantong Power Plant                                                                 15.0%              15.0%
          Nantong Phase II 2                                                                   7.5%               7.5%
          Fuzhou Power Plant                                                                  15.0%              15.0%
          Fuzhou Phase II 3                                                                    7.5%               7.5%
          Shantou Oil-Fired Plant                                                             15.0%              15.0%
          Shantou Power Plant 4                                                               10.0%              10.0%
          Shidongkou II Power Plant                                                           16.5%              16.5%
          Huaneng Dandong Power Plant (the "Dandong Power Plant") 5                             --                  --
          Nanjing Power Plant 6                                                               10.0%              10.0%
          Shandong Branch                                                                     17.0%              17.0%
          Dezhou Power Plant                                                                  17.0%              17.0%
          Jining Power Plant                                                                  15.0%              15.0%
          Changxing Power Plant                                                               16.5%              16.5%
          Shidongkou I Power Plant                                                            18.0%              18.0%
          Xindian Power Plant 7                                                               15.0%              18.0%
          Huaneng Yingkou Power Plant (the "Yingkou Power Plant") 5, 10                         --                 N/A
          Jinggangshan Power Plant 8, 10                                                        --                 N/A
          Weihai Power Company                                                                33.0%              33.0%
          Taicang Power Company                                                               33.0%              33.0%
          Huaiyin Power Company                                                               33.0%              33.0%
          Yushe Power Company                                                                 33.0%              33.0%
          Yueyang Power Company 10                                                            33.0%                N/A
          Luohuang Power Company 9, 10                                                          --                 N/A
          Qinbei Power Company 11                                                               --                 N/A
-----------------------------------------------------------------------------------------------------------------------


     (ii) Income tax (Cont'd)

          1 In accordance with Guo Shui Zhi Shui Han [2004] No. 12, the tax holiday of Dalian Phase II is determined separately from the Dalian Power Plant. The Dalian Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2001 to 31st December, 2003 and an exemption of local income tax of 3% from 1st January, 1999 to 31st December, 2008.

          2 In accordance with Su Guo Shui Han [2003] No. 248 and Tong Guo Shui Wai Zi [2003] No.1, the tax holiday of the Nantong Phase II is determined separately from the Nantong Power Plant. The Nantong Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2002 to 31st December, 2004.

          3 In accordance with Min Guo Shui Han [2003] No. 37, the tax holiday of the Fuzhou Phase II is determined separately from the Fuzhou Power Plant. The Fuzhou Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2002 to 31st December, 2004.

          4 In accordance with the approval from Shantou State Tax Bureau Shewai Branch dated 16th January, 2003, the Shantou Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2003 to 31st December, 2005. The applicable tax rate during the extension is 10%.

          5 The tax holidays of Dandong Power Plant and Yingkou Power Plant have not commenced yet.

          6 In accordance with Ning Guo Shui Wai Zi [1997] No.39, the Nanjing Power Plant qualifies as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2002 to 31st December, 2004. The applicable tax rate during the extension is 10%. Nanjing Power Plant is currently negotiating with the Jiangsu State Tax Bureau for a refund of the overpaid income tax for the year of 2002 and 2003.

          7 The Company acquired all of the assets and liabilities of the Xindian Power Plant on 27th, October, 2003 and the Xindian Power Plant became a branch of the Company. In accordance with Lin Guo Shui Han [2004] No.123, the Xindian Power Plant is entitled to preferential tax treatment applicable to Sino-foreign enterprises investing in energy industry at a reduced income tax rate of 15%.

          8 In accordance with Ji An Shi Guo Shui Zhong Qi Fa [2004] No. 20, the Jinggangshan Power Plant is entitled to a tax holiday from 1st July, 2004 to 31st December, 2008.

          9 In according with the approval from Chongqing State Tax Bureau Shewai Branch, the Luohuang Power Company is entitled to a tax holiday from 1st January, 2003 to 31st December, 2007.

          10 Not applicable in 2003 as they were not branches or subsidiaries of the Company.

          11 Not applicable in 2003 as the Qinbei Power Company did not commence its commercial operations until November, 2004.

          The income tax charge is based on profit for the year and after considering deferred taxation.

          Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(r)  Employee benefits

     (i)  Pension obligations

          The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate.

          Under these defined contribution plans, the Company and its subsidiaries pay contributions to publicly administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company and its subsidiaries have no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

     (ii) Termination benefits

          Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company and its subsidiaries recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy which has been accepted. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(s)  Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(t)  Financial instruments

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortized cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognized in the income statement. Reversal of impairment losses previously recognized is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognized to the extent it does not exceed what amortized cost would have been had the impairment not been recognized.

(u)  Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

(v)  Dividends

Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.

(w)  Comparatives

A long-term loan of approximately RMB32 million have been reclassified from other Long-term Loans to Long-term Loans from shareholders in the Consolidated balance sheet to conform with the presentation in the current year.

3.   ACQUISITIONS

During 2003 and 2004, the Company acquired a number of power plants from the Huaneng Group, HIPDC as well as other parties. These acquisitions have been accounted for under the purchase method of accounting. These acquisitions became effective when, amongst other things, the Company obtained minority shareholders' approval, where applicable, and all necessary government approvals, and has paid the purchase consideration. The consideration for all of these acquisitions was in the form of cash.

Details of these acquisitions are shown in the table below:

                                                                For the year ended 31st December, 2004
------------------------------------------------------------------------------------------------------------------------------
                                                 Acquisition of                 Acquisition of                  Acquisition of
                                    subsidiaries and net assets    subsidiaries and net assets                    an associate
------------------------------------------------------------------------------------------------------------------------------
Equity interest acquired                 55% equity interest in          All of the assets and     40% equity interest in Hebe
                                              the Yueyang Power             liabilities of the        Hanfeng Power Generation
                                            Company, 60% equity                   Jinggangshan       Limited Liability Company
                                       interest in the Luohuang                   Power Plant*             (the "Hanfeng Power
                                       Power Company and all of                                           Company") (Note 11)*
                                     the assets and liabilities
                                    of the Yingkou Power Plant*

Original equity holder                                    HIPDC            90% equity interest                   Huaneng Group
                                                                       from Huaneng Group and
                                                                     10% equity interest from
                                                                             Jiangxi Province
                                                                           Investment Company

Effective date of acquisition                    1st July, 2004                 1st July, 2004                  1st July, 2004

Consideration paid                             RMB2,564 million                 RMB636 million                RMB1,375 million

Direct transaction costs of acquisitions          RMB12 million                   RMB3 million                    RMB7 million

Fair value of net assets acquired              RMB2,475 million                 RMB628 million                RMB1,089 million

Goodwill                                         RMB101 million                  RMB11 million                  RMB293 million
------------------------------------------------------------------------------------------------------------------------------



The above acquisitions contributed net operating revenue of approximately RMB2,573 million and net profit of approximately RMB397 million to the Company and its subsidiaries for the period from 1st July, 2004 to 31st December, 2004. If the acquisitions had occurred on 1st January, 2004, the unaudited net operating revenue of the Company and its subsidiaries would have been approximately RMB33 billion, and unaudited profit before allocations would have been approximately RMB6 billion.

                                                                         For the year ended 31st December, 2003
--------------------------------------------------------------------------------------------------------------------------
                                                         Acquistion of subsidiaries
                                                                      and net assets       Acquisition of an associate
--------------------------------------------------------------------------------------------------------------------------

Equity interest acquired                                     55% equity interest in             25% equity interest.in
                                                          the Qinbei Power Company,          Shenzhen Energy Group Co.
                                                         60% equity interest in the      Ltd.'s ("SEG") enlarged share
                                                            Yushe Power Company and                  capital (Note 11)
                                                             all of the assets and
                                                        liabilities of the Xindian
                                                                       Power Plant*

Original equity holder                                                Huaneng Group        Shenzhen Investment Holding
                                                                                           Corporation ("SIH") and SEG

Effective date of acquisition                                    27th October, 2003                   22nd April, 2003

Consideration paid                                                   RMB550 million                   RMB2,390 million

Direct transaction costs of acquisitions                              RMB12 million                      RMB15 million

Fair value of net assets acquired                                    RMB374 million                   RMB1,585 million

Goodwill                                                             RMB188 million                     RMB820 million
--------------------------------------------------------------------------------------------------------------------------

Goodwill arising from the acquisitions in 2003 and 2004 is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the Company's acquisitions of the branches, subsidiaries and associated companies stated above.

* The aggregated assets and liabilities arising from these acquisitions in 2003 and 2004 were as follows:

                                                                                     2004                         2003
------------------------------------------------------------------------------------------------------------------------
                                                                                           Acquirees'
                                                                                             carrying
                                                                         Fair value           amounts       Fair value
------------------------------------------------------------------------------------------------------------------------

     Property, plant and equipment, net                                   9,392,195         7,691,230        3,085,503
     Deferred income tax assets                                              81,082            81,082           19,603
     Long-term investments in associates (Note 11)                        1,400,239           967,244               --
     Other non-current assets                                               752,418           219,106           18,667
     Inventories                                                            218,118           218,118           35,608
     Other current assets                                                   114,084           114,084           96,608
     Accounts receivable                                                  1,348,007         1,348,007           88,556
     Cash and cash equivalents                                              659,174           659,174          215,585
     Minority interest                                                   (1,336,936)         (655,869)        (121,575)
     Long-term loans, unsecured                                          (4,700,696)       (4,700,696)      (1,706,104)
     Due to HIPDC                                                        (1,224,554)       (1,224,554)              --
     Due to Huaneng Group                                                        --                --          (13,968)
     Deferred income tax liabilities                                       (478,189)          (67,826)              --
     Other current liabilities                                           (1,739,219)       (1,739,219)      (1,344,842)
------------------------------------------------------------------------------------------------------------------------

     Net assets acquired                                                  4,485,723         2,909,881          373,641
------------------------------------------------------------------------------------------------------------------------

     Add: Goodwill                                                          111,710                            188,139
     Less: Direct transaction costs of acquisitions                         (22,433)                           (11,780)
------------------------------------------------------------------------------------------------------------------------

     Total consideration paid                                             4,575,000                            550,000

     Add: Direct transaction costs of acquisitions                           22,433                              2,528
     Less: Cash inflow from the acquired power plants                      (659,174)                          (215,585)
------------------------------------------------------------------------------------------------------------------------

    Net cash outflow for the acquisitions                                3,938,259                            336,943
------------------------------------------------------------------------------------------------------------------------


4.   FINANCIAL RISK MANAGEMENT

(1)  Financial risk factors

The Company and its subsidiaries' activities expose them to a variety of financial risks including the effects of changes in debt and equity market price, foreign currency exchange rates and interest rates. The Company and its subsidiaries' overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. The Company and its subsidiaries use derivative financial instruments such as interest rate swaps to hedge certain risk exposures.

     (a)  Interest rate risk

          The Company's floating rate bank loans expose the Company to interest rate risk. The Company uses derivative instruments when considered appropriate, to manage exposures arising from changes in interest rates by entering into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against cash flow interest rate risk.

          The interest rates and terms of repayment of shareholder loans, bank loans, and other loans are disclosed in Notes 23, 24, 25 and 28.

     (b)  Foreign currency risk

          The Company and its subsidiaries have foreign currency risk as a significant portion of its long-term loans from shareholders, long-term bank loans and other long-term loans are denominated in foreign currencies, principally US dollar ("US$") and Euro, as described in Notes 23, 24(b), 24(c) and 25. When considered appropriate, the Company and its subsidiaries manage exposures arising from changes in exchange rate of Euro by entering into currency swap agreements. Fluctuation of exchange rates of RMB against foreign currencies could affect the Company and its subsidiaries' results of operation.

     (c)  Credit risk

          Significant portion of the Company and its subsidiaries' cash and cash equivalents and temporary cash investment maturing over 3 months are deposited with the four largest state-owned banks of the PRC and a non-bank financial institution in the PRC, which is a related party of the Company.

          Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional grid companies) in the province or region where the power plant is situated.

(2)  Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Company and its subsidiaries use a variety of methods and make assumption that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debts. Other techniques, such as estimated discounted cash flows, are used to determine fair values for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company and its subsidiaries for similar financial instruments.

5.   OTHER INCOME, NET

Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company has provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.

6.   PROFIT BEFORE TAX

Profit before tax was determined after charging and (crediting) the following:

                                                                                               2004               2003
----------------------------------------------------------------------------------------------------------------------
Interest expenses on long-term bank loans, unsecured:
  - wholly repayable within 5 years                                                         370,461            104,012
  - not wholly repayable within 5 years                                                     521,654            422,809
Interest expenses on long-term loans from shareholders, unsecured:
  - wholly repayable within 5 years                                                          16,551             22,053
  - not wholly repayable within 5 years                                                      36,586                 --
Interest expenses on other long-term loans, unsecured:
  - wholly repayable within 5 years                                                          37,083             57,493
  - not wholly repayable within 5 years                                                      12,692                 --
Interest expenses on convertible notes                                                           26              3,248
----------------------------------------------------------------------------------------------------------------------
                                                                                            995,053            609,615
Less: Amount capitalized in property, plant and equipment                                  (331,629)           (40,467)
----------------------------------------------------------------------------------------------------------------------
Total interest expenses                                                                     663,424            569,148
Interest income                                                                             (43,092)           (53,044)
Bank charges and exchange losses, net                                                       119,452             28,181
Change in fair value on financial instruments:
  - Gains of interest rate swaps                                                               (925)           (11,771)
Auditors' remuneration                                                                       17,239             19,359
(Gain)/Loss on disposals of property, plant and equipment, net                              (29,176)           138,726
Loss/(Gain) from disposals of investment                                                      1,988            (10,705)
Operating leases:
  - Buildings                                                                                30,067             25,985
  - Land use rights                                                                          40,272             44,100
Depreciation of property, plant and equipment                                             4,706,992          4,117,478
Amortization of prepaid land use rights                                                      28,074             19,136
Amortization of other non-current assets                                                     39,731             41,566
Amortization of goodwill                                                                     42,002             25,170
Amortization of negative goodwill                                                          (247,279)          (247,278)
Cost of inventories                                                                      15,302,929          9,222,583
(Reversal of)/Provision for doubtful accounts                                               (10,654)            12,567
Provision for/(Reversal of) inventory obsolescence                                            1,521               (751)

Staff costs:
  - Wages and staff welfare                                                               1,249,836          1,020,444
  - Retirement benefits (Note 8)                                                            299,120            235,950
  - Termination benefits                                                                     18,546                 --
  - Staff housing benefits (Note 31)                                                        100,751             72,163
  - Other staff costs                                                                       209,011            111,116
----------------------------------------------------------------------------------------------------------------------

7.   RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries include:
------------------------------------------------------------------------------------------------------------------------

Name of related parties                                               Nature of relationship

Huaneng Group                                                         Ultimate parent
HIPDC                                                                 Parent
China Huaneng Finance Company ("Huaneng Finance")                     A subsidiary of Huaneng Group
Weihai Power Development Bureau ("WPDB")                              Minority shareholder of the Weihai Power Company
Chongqing Construction and Investment                                 Minority shareholder of the Luohuang Power Company
  Limited Liability Company ("CCI")
Henan Construction Investment                                         Minority shareholder of the Qinbei Power Company
  ("Henan Investment")
Jiangsu Electric Power Development Co., Ltd. ("JEPDC")                Minority shareholder of the Huaiyin Power Company
China Huaneng International Trade                                     A subsidiary of Huaneng Group
  Economics Corporation ("CHITEC")
Shanghai Time Shipping Company Ltd. ("Time Shipping")                 A joint venture of Huaneng Group
Shandong Rizhao Power Company Ltd.                                    An associate of the Company
  (the "Rizhao Power Company")
Chongqing Huaneng Shifen Company                                      An associate of the Luohuang Power Company
  Limited (the "Shifen Company ")
Jiyuan Construction & Investment Company                              Minority shareholder of the Qinbei Power Company
  (the "Jiyuan Investment")
Shanxi International Power (Group) Company                            Minority shareholder of the Yushe Power Company
  Limited (the "Shanxi International")
Hebei Huaneng Jingyuan Coal Company                                   A subsidiary of Huaneng Group
  Limited (the "Huaneng Jingyuan")
------------------------------------------------------------------------------------------------------------------------

a. Pursuant to the relevant service agreements entered into between the Company and HIPDC on 30th June, 1994, HIPDC provides transmission services and transformer facilities to some of the power plants of the Company and receives service fees. The agreements cover a period of 10 years. The total amount of service fees paid to HIPDC for the year ended 31st December, 2004 was approximately RMB134 million (2003: approximately RMB215 million) and was included in operating expenses.

b. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use rights of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of approximately RMB1.3 million, starting from 1st January, 1999.

c. As at 31st December, 2004, current deposits of approximately RMB1,363 million (2003: approximately RMB2,792 million) were placed with a non-bank PRC financial institution, Huaneng Finance.

     As at 31st December, 2004, the interest rate per annum of the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (2003:
     0.72% to 1.44%) per annum. The interest earned from these deposits amounted to approximately RMB9 million in 2004 (2003: approximately RMB14 million).

d. Pursuant to the leasing agreement between the Company and HIPDC, HIPDC agreed to lease its office building to the Company for 5 years at an annual rental of RMB25 million effective from 1st January, 2000.

e. As described in Notes 23 and 25, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, CCI, WPDB and JEPDC.
..
f. As at 31st December, 2004, short-term loans amounting to approximately RMB3,694 million (2003: approximately RMB1,130 million) were borrowed from Huaneng Finance, which bore interest at 4.54% to 5.02% (2003: 4.78% to 5.05%) per annum.

g. As at 31st December, 2004, the balances with HIPDC, the subsidiaries and other related parties are unsecured, non-interest bearing and receivable or repayable within one year.

h. As at 31st December, 2004, long-term bank loans of approximately RMB3,937 million, RMB3,798 million, RMB100 million, RMB200 million, RMB545 million and RMB125 million (2003: approximately RMB4,648 million, RMB1,096 million, RMB280 million, RMB34 million, nil and nil) were guaranteed by HIPDC, Huaneng Group, WPDB, Henan Investment, the Shanxi International and the Jiyuan Investment, respectively.

i. As at 31st December, 2004, the Company had provided guarantees on certain long-term bank loans of the Rizhao Power Company totaling approximately RMB305 million (2003: approximately RMB339 million).

j. During the years ended 31st December, 2004 and 2003, the Company entered into several agreements with Huaneng Group and HIPDC to acquire equity interests or net assets of certain power plants (see Note 3).

k. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for 5 years. For the year ended 31st December, 2004, the service fee earned from Huaneng Group and HIPDC amounted to approximately RMB46 million and RMB12 million (2003: approximately RMB33 million and RMB17 million), respectively. The Company incurred total costs of services of approximately RMB39 million (2003: approximately RMB38 million), and recorded the management service fee, net of relevant expenses, as other income.

l. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB215 million for coal purchased from CHITEC (2003: approximately RMB145 million).

m. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB563 million for the fuel purchased and transportation services received from Time Shipping (2003: approximately RMB457 million).

n. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB26 million for lime purchased from the Shifen Company (2003: N/A).

o. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB16 million for coal purchased from Huaneng Jingyuan (2003: nil).

p. As at 31st December, 2004, HIPDC had provided guarantees on the equity portion of certain accounts receivable balances of the Company and its subsidiaries totaling approximately RMB360 million (2003: nil) (see Note
     18).

8.   RETIREMENT PLAN AND POST-RETIREMENT BENEFITS

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension on their retirement dates. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the state-sponsored retirement plan at a specified rate, currently set at 18% to 20%, of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31st December, 2004 were approximately RMB167 million (2003: approximately RMB132 million).

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended 31st December, 2004 totaled approximately RMB132 million (2003: approximately RMB111 million).

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

9.   DIRECTORS', SENIOR MANAGEMENTS' AND SUPERVISORS' EMOLUMENTS

(a)  Directors' and supervisors' emoluments

The aggregate amounts of emoluments payable to directors and supervisors of the Company during the year are as follows:

                                                                                               2004               2003
-----------------------------------------------------------------------------------------------------------------------------

Fees for directors                                                                               --                   --
Fees for independent non-executive directors                                                    300                   --
Fees for supervisors                                                                             --                   --
Other emoluments for directors
  Basic salaries and allowances                                                                 674               1,452
  Discretionary bonuses                                                                         889                 264
  Contributions to pension schemes for directors (and past directors):
    - as directors                                                                               --                  --
    - for other offices                                                                          --                  42
Other emoluments for independent non-executive directors:
  Basic salaries and allowances                                                                  --                  --
  Discretionary bonuses                                                                          --                  --
  Contributions to pension schemes for directors (and past directors):
    - as directors                                                                               --                  --
    - for other offices                                                                          --                  --
Other emoluments for supervisors
  Basic salaries and allowances                                                                 223                 850
  Discretionary bonuses                                                                         277                  --
  Contributions to pension schemes for supervisors (and past supervisors):
    - as supervisors                                                                             --                  --
    - for other offices                                                                          --                  --
-----------------------------------------------------------------------------------------------------------------------------

                                                                                              2,363               2,608
-----------------------------------------------------------------------------------------------------------------------------


During the year, no option was granted to the directors or the supervisors (2003: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2003: nil).

The annual emoluments paid during the years 2003 and 2004 to each of the directors and the supervisors fell within the range of nil to RMB1 million.

No director or supervisors had waived or agreed to waive any emoluments during the years 2003 and 2004.

(b)  Five highest paid individuals

For the year ended 31st December, 2004, two of the five individuals, whose emoluments were the highest in the Company and its subsidiaries, were directors (2003: none of the five individuals, whose emoluments were the highest in the Company and its subsidiaries, were directors or supervisors). The emoluments payable to the five highest paid individuals during the year are as follows:

                                                    2004               2003
---------------------------------------------------------------------------

Basic salaries and allowances                      1,455                516
Discretionary bonuses                              1,977              1,835
Contributions to pension schemes                     372                192
---------------------------------------------------------------------------

                                                   3,804              2,543
---------------------------------------------------------------------------

The annual emoluments paid during the years 2003 and 2004 to each of the five highest paid individuals fell within the range of nil to RMB1 million.

10.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net comprised:


                                                      The Company and its subsidiaries
                                                               2004                                               2003
----------------------------------------------------------------------------------------------------------------------
                                     Electric
                                Utility Plant Transportation                Construction-
                      Buildings    in Service     Facilities        Others    in-progress         Total          Total
----------------------------------------------------------------------------------------------------------------------
Cost

Beginning of year     1,356,782    55,015,630        604,068     1,294,891      4,190,164    62,461,535     57,052,734
Reclassifications       (18,668)      209,690       (205,053)       14,031             --            --             --
Acquisition (Note 3)    259,253     8,372,033            444       217,547        542,918     9,392,195      3,085,503
Additions                10,726        20,291          2,840        66,318     10,352,279    10,452,454      2,733,279
Transfer from CIP       435,766     5,537,895         12,755        72,371     (6,058,787)           --             --
Disposals                  (788)      (88,145)        (1,800)      (14,029)            --      (104,762)      (409,981)
----------------------------------------------------------------------------------------------------------------------

End of year           2,043,071    69,067,394        413,254     1,651,129      9,026,574    82,201,422     62,461,535
----------------------------------------------------------------------------------------------------------------------

Accumulated
  Depreciation

Beginning of year       332,300    18,776,233        145,094       549,543             --     19,803,170    15,949,266
Reclassifications        (5,566)       72,770        (62,903)       (4,301)            --             --            --
Charge for the year      75,004     4,421,906         30,469       187,145             --      4,714,524     4,117,478
Disposals                  (171)      (85,073)        (1,787)       (9,651)            --        (96,682)     (263,574)
----------------------------------------------------------------------------------------------------------------------

End of year             401,567    23,185,836        110,873       722,736             --    24,421,012     19,803,170
----------------------------------------------------------------------------------------------------------------------

Net Book Value

End of year           1,641,504    45,881,558        302,381       928,393      9,026,574    57,780,410     42,658,365
----------------------------------------------------------------------------------------------------------------------

Beginning of year     1,024,482    36,239,397        458,974       745,348      4,190,164    42,658,365     41,103,468
----------------------------------------------------------------------------------------------------------------------



                                                                 The Company
                                                               2004                                               2003
------------------------------------------------------------------------------------------------------------------------
                                     Electric
                                Utility Plant Transportation                Construction-
                      Buildings    in Service     Facilities        Others    in-progress         Total          Total
------------------------------------------------------------------------------------------------------------------------

Cost

Beginning of year     1,078,033    49,127,712        488,727     1,200,754        950,598    52,845,824     51,118,511
Reclassifications      (145,671)      311,219       (179,524)       13,976             --            --             --
Acquisition (Note 3)    132,709     3,587,634             --        62,722         20,027     3,803,092        813,303
Additions                11,536        13,791          1,655        45,107      2,537,524     2,609,613      1,272,458
Transfer from CIP        25,090        86,449             65        36,634       (148,238)           --             --
Disposals                  (457)      (71,600)            --        (6,184)            --       (78,241)      (358,448)
------------------------------------------------------------------------------------------------------------------------

End of year           1,101,240    53,055,205        310,923     1,353,009      3,359,911    59,180,288     52,845,824
------------------------------------------------------------------------------------------------------------------------

Accumulated
  Depreciation

Beginning of year       306,902    17,573,848        123,094       551,469             --    18,555,313     15,166,086
Reclassifications        (5,893)       64,437        (56,420)       (2,124)            --            --             --
Charge for the year      45,452     3,625,869         24,940       142,515             --     3,838,776      3,609,766
Disposals                  (115)      (69,721)            --        (5,920)            --       (75,756)      (220,539)
------------------------------------------------------------------------------------------------------------------------

End of year             346,346    21,194,433         91,614       685,940             --    22,318,333     18,555,313
------------------------------------------------------------------------------------------------------------------------

Net Book Value

End of year             754,894    31,860,772        219,309       667,069      3,359,911    36,861,955     34,290,511
------------------------------------------------------------------------------------------------------------------------

Beginning of year       771,131    31,553,864        365,633       649,285        950,598    34,290,511     35,952,425
------------------------------------------------------------------------------------------------------------------------


Borrowing costs capitalized to CIP for the year ended 31st December, 2004 amounted to approximately RMB332 million (2003: approximately RMB40 million). An average capitalization rate of 4.38% (2003: 5.06%) per annum was used, representing the average borrowing cost of the loans used to finance the project.

There was no write-down of any property, plant and equipment during the year (2003: nil).

11.  INVESTMENTS IN ASSOCIATES

                                                                                               2004               2003
------------------------------------------------------------------------------------------------------------------------

Beginning of year                                                                         2,766,031            200,960
Acquisition of 25% equity interest of SEG (Note 3)                                               --          2,404,562
Acquisition of 40% equity interest of the Hanfeng Power Company (Note 3)                  1,382,210                 --
Acquisition of 25% equity interest of the Shifen Company (Note 3)                            18,029                 --
Share of profit before tax                                                                  377,565            212,091
Share of income tax expense (Note 32)                                                       (65,528)           (51,582)
Share of dividends                                                                         (150,000)                --
------------------------------------------------------------------------------------------------------------------------

End of year                                                                               4,328,307          2,766,031
------------------------------------------------------------------------------------------------------------------------

The share of profit before tax included the amortization charge of goodwill of approximately RMB82 million (2003: approximately RMB55 million) in respect of the acquisition of an associate. Investment in associates at 31st December, 2004 included goodwill with a carrying amount of approximately RMB976 million (2003: approximately RMB765 million).

As at 31st December, 2004, details of the Company's investment in associates are as follows:

                                                                                    Registered
                            Country and date          Percentage of                  and fully      Principal
Name                        of incorporation       equity interest held           paid capital      activities
                                                   Direct      Indirect
------------------------------------------------------------------------------------------------------------------------

Rizhao Power Company        PRC                     25.5%            --          US$150,000,000     Power generation
                            20th March, 1996

SEG                         PRC                       25%            --          RMB955,555,556     Power generation
                            16th July, 1997

Hanfeng Power Company       PRC                       40%            --          RMB1,975,000,000   Power generation
                            28th October,1996

Shifen Company              PRC                        --           25%          RMB50,000,000      Lime production
                            5th November,1996                                                       and sale
------------------------------------------------------------------------------------------------------------------------

There were no changes in the interests held in the Rizhao Power Company and SEG in 2004. The Company acquired 40% equity interest of the Hanfeng Power Company in 2004 and an indirect interest of 25% of the Shifen Company through the acquisition of the 60% equity interest in the Luohuang Power Company in the current year (see Note 3).

12.  INVESTMENTS IN SUBSIDIARIES

As at 31st December, 2004, the Company had equity interests in the following subsidiaries:

                            Country, date of                                       Registered
                            incorporation and            Percentage of              and fully    Principal
Name of subsidiaries        type of legal entity      equity interest held       paid capital    activities
                                                       Direct    Indirect
------------------------------------------------------------------------------------------------------------------

Weihai Power Company        PRC                         60%          --         RMB761,838,300   Power generation
                            22nd November, 1993
                            Limited liability company

Taicang Power Company       PRC                         75%          --         RMB632,840,000   Power generation
                            19th June, 1997
                            Limited liability company

Huaneng Taicang Power       PRC                         75%          --     Registered capital   Power generation
  Co., Ltd. (the "Taicang   18th June, 2004                                  of RMB894,410,000
  II Power Company")        Limited liability company                       with total paid-in
                                                                                    capital of
                                                                                RMB447,210,000

Huaiyin Power Company       PRC                        63.64%        --         RMB265,000,000   Power generation
                            26th January, 1995
                            Limited liability company

Jiangsu Huaneng Huaiyin II  PRC                        63.64%        --         RMB474,000,000   Power generation
  Power Limited Company     22nd June, 2004
  (the "Huaiyin II Power    Limited liability company
  Company")

Qinbei Power Company        PRC                         55%          --          RMB10,000,000   Power generation
                            12th July, 1995
                            Limited liability company

Yushe Power Company         PRC                         60%          --          RMB80,000,000   Power generation
                            29th November, 1994
                            Limited liability company

Shanxi Huaneng Yushe        PRC                         --           95%          RMB3,000,000   Logistic services
  Yuanheng Power Industry   17th September, 2002
  Limited Liability Company Limited liability company

Shandong Huaneng Xindian    PRC                         95%          --       RMB100,000,000    Power generation
  Power Co., Ltd.           14th March, 2004
  (the "Xindian II          Limited liability company
  Power Company")
------------------------------------------------------------------------------------------------------------------



                            Country, date of                                        Registered
                            incorporation and         Percentage of                  and fully   Principal
Name of subsidiaries        type of legal entity   equity interest held           paid capital   activities
                                                   Direct      Indirect
------------------------------------------------------------------------------------------------------------------

Yueyang Power Company       PRC                       55%             --         RMB560,000,000   Power generation
                            16th December, 2003
                            Limited liability company

Luohuang Power Company      PRC                       60%             --         RMB900,000,000   Power generation
                            16th December, 2003
                            Limited liability company
------------------------------------------------------------------------------------------------------------------

Summarized financial information of the Yueyang Power Company and the Luohuang Power Company acquired in 2004 (2003: the Qinbei Power Company and the Yushe Power Company) is as follows:

                                                                                         As at 31st December,
                                                                                             2004               2003
---------------------------------------------------------------------------------------------------------------------

Balance sheet
Current assets                                                                          2,087,010            323,032
Non-current assets                                                                      6,715,295          2,739,414
---------------------------------------------------------------------------------------------------------------------

Total assets                                                                            8,802,305          3,062,446
---------------------------------------------------------------------------------------------------------------------

Current liabilities                                                                     2,074,894          1,073,960
Non-current liabilities                                                                 3,062,157          1,641,484

Total liabilities                                                                       5,137,051          2,715,444
---------------------------------------------------------------------------------------------------------------------

                                                                                             For the period from
                                                                                             the effective date
                                                                                             of the acquisition
                                                                                              to 31st December,
                                                                                             2004               2003
---------------------------------------------------------------------------------------------------------------------

Income statement
Revenue                                                                                 1,463,127             57,348
Expenses                                                                               (1,280,712)           (54,282)
---------------------------------------------------------------------------------------------------------------------

Net profit                                                                                182,415              3,066
---------------------------------------------------------------------------------------------------------------------

13.  AVAILABLE-FOR-SALE INVESTMENT

Available-for sale investment represents a 3% equity interest (unlisted) in a power generation company China Yangtze Power Co., Ltd. ("Yangtze Power") in the PRC.

There was no disposal of available-for-sale investment in 2004 and 2003.

14.  LAND USE RIGHTS

Details of the prepaid land use rights are as follows:

                                                             The Company and
                                                            its subsidiaries                    The Company
                                                             2004             2003             2004               2003
-----------------------------------------------------------------------------------------------------------------------

Outside Hong Kong, held on:

Leases of over 50 years                                    10,539            3,022            7,562                 --
Leases of between 10 to 50 years                        1,535,487          828,004        1,083,566            763,483
-----------------------------------------------------------------------------------------------------------------------

                                                        1,546,026          831,026        1,091,128            763,483
-----------------------------------------------------------------------------------------------------------------------

15.  GOODWILL AND NEGATIVE GOODWILL

Goodwill and negative goodwill arose from acquisitions. The movements in the carrying amount of goodwill and negative goodwill during the year are as follows:

                                                                               The Company and its subsidiaries
                                                                                           Negative
                                                                          Goodwill         goodwill              Total
---------------------------------------------------------------------------------------------------------------------------

Year ended 31st December, 2003:

Beginning of year                                                          126,560       (1,978,227)        (1,851,667)
Addition from acquisitions (Note 3)                                        197,486               --            197,486
Amortization for the year                                                  (25,170)         247,278            222,108
---------------------------------------------------------------------------------------------------------------------------

End of year                                                                298,876       (1,730,949)        (1,432,073)

As at 31st December, 2003

Cost                                                                       325,196       (2,472,784)        (2,147,588)
Accumulated amortization                                                   (26,320)         741,835            715,515
---------------------------------------------------------------------------------------------------------------------------

Net book value                                                             298,876       (1,730,949)        (1,432,073)
---------------------------------------------------------------------------------------------------------------------------

Year ended 31st December, 2004:

Beginning of year                                                          298,876       (1,730,949)        (1,432,073)
Addition from acquisitions (Note 3)                                        111,710               --            111,710
Adjustment                                                                   8,142               --              8,142
Amortization for the year                                                  (42,002)         247,279            205,277
---------------------------------------------------------------------------------------------------------------------------

End of year                                                                376,726       (1,483,670)        (1,106,944)
---------------------------------------------------------------------------------------------------------------------------
As at 31st December, 2004

Cost                                                                       445,048       (2,472,784)        (2,027,736)
Accumulated amortization                                                   (68,322)         989,114            920,792
---------------------------------------------------------------------------------------------------------------------------

Net book value                                                             376,726       (1,483,670)        (1,106,944)
---------------------------------------------------------------------------------------------------------------------------

Year ended 31st December, 2003:

Beginning of year                                                           45,612       (1,978,227)        (1,932,615)
Addition from acquisitions (Note 3)                                         67,916               --             67,916
Amortization for the year                                                   (6,297)         247,278            240,981
---------------------------------------------------------------------------------------------------------------------------

End of year                                                                107,231       (1,730,949)        (1,623,718)
---------------------------------------------------------------------------------------------------------------------------


                                                                               The Company and its subsidiaries
                                                                                           Negative
                                                                          Goodwill         goodwill              Total
---------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2003

Cost                                                                       113,632       (2,472,784)        (2,359,152)
Accumulated amortization                                                    (6,401)         741,835            735,434
---------------------------------------------------------------------------------------------------------------------------

Net book value                                                             107,231       (1,730,949)        (1,623,718)
---------------------------------------------------------------------------------------------------------------------------

Year ended 31st December, 2004:

Beginning of year                                                          107,231       (1,730,949)        (1,623,718)
Addition from acquisitions (Note 3)                                         10,803                --             10,803
Adjustment                                                                   2,206                --              2,206
Amortization for the year                                                  (11,302)         247,279            235,977
---------------------------------------------------------------------------------------------------------------------------

End of year                                                                108,938       (1,483,670)        (1,374,732)
---------------------------------------------------------------------------------------------------------------------------
As at 31st December, 2004

Cost                                                                       126,641       (2,472,784)        (2,346,143)
Accumulated amortization                                                   (17,703)         989,114            971,411
---------------------------------------------------------------------------------------------------------------------------

Net book value                                                             108,938       (1,483,670)        (1,374,732)
---------------------------------------------------------------------------------------------------------------------------

Goodwill is allocated to the Company and its subsidiaries' CGUs identified according to their operations in different provinces.

The carrying amounts of significant portion of goodwill allocated to CGUs are as follows:
                                                                       2004
-------------------------------------------------------------------------------

Yueyang Power Company                                               100,907
Hanfeng Power Company*                                              293,070
-------------------------------------------------------------------------------

                                                                    393,977
-------------------------------------------------------------------------------

     The goodwill on acquisition of the Hanfeng Power Company is included in investments in associates (see Note 11). In respect of the amount of goodwill from acquisitions made on or after 31st March, 2004, the Company and its subsidiaries have undertaken an impairment review and have determined that no provision for impairment is required as at 31st December, 2004.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. The Company expects cash flows beyond the three-year period will be similar to that of the third year based on existing production capacity. The pre-tax discount rates applied to the cash flow projections of the Yueyang Power Company and the Hanfeng Power Company were 12% and 11% respectively. Such discount rates used reflect specific risks relating to the power plants. Other key assumptions used are based on past performance and the Company's expectations for the market development.

16.  INVENTORIES, NET

Inventories comprised:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Fuel (coal and oil) for power generation                  732,834          308,861          326,060            219,974
Material and other supplies                               715,250          505,041          507,654            414,478
--------------------------------------------------------------------------------------------------------------------------

                                                        1,448,084          813,902          833,714            634,452
Less: Provision for inventory obsolescence                (16,680)         (13,621)         (11,370)            (9,690)
--------------------------------------------------------------------------------------------------------------------------

                                                        1,431,404          800,281          822,344            624,762
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004, approximately RMB556 million of the total carrying amount of inventories were carried at net realizable value (2003:
approximately RMB406 million).

Movements of provision for inventory obsolescence during the year are analyzed as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Beginning of year                                         (13,621)         (12,239)          (9,690)           (10,400)
Addition from acquisitions                                (12,329)          (2,133)            (271)                --
Provision                                                  (1,712)            (129)          (1,546)              (129)
Write-offs                                                 10,791               --               --                 --
Reversal                                                      191              880              137                839
--------------------------------------------------------------------------------------------------------------------------

End of year                                               (16,680)         (13,621)         (11,370)            (9,690)
--------------------------------------------------------------------------------------------------------------------------

During the year, the Company and its subsidiaries reversed part of the previous inventory write-downs as the Company has utilized such inventories in the current year. The amount reversed has been included in operating expenses in the income statement.

17.  OTHER RECEIVABLES AND ASSETS, NET

Other receivables and assets comprised:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Prepayments for inventories                               328,181           76,543          196,948             51,713
Prepayments for contractors                               168,616           42,282           92,001             29,833
Interest receivable on temporary cash investments           1,982            3,291            1,982              2,388
Current portion of long-term entrusted
  loan to the Weihai Power Company                             --               --               --            470,663
Others                                                    273,645          191,190           64,491             85,500
--------------------------------------------------------------------------------------------------------------------------

                                                          772,424          313,306          355,422            640,097
Less: Provision for doubtful accounts                     (49,108)         (53,885)         (27,557)           (28,653)
--------------------------------------------------------------------------------------------------------------------------

                                                          723,316          259,421          327,865            611,444
--------------------------------------------------------------------------------------------------------------------------

Movements in the provision for doubtful accounts during the year are analyzed as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Beginning of year                                         (53,885)         (21,444)         (28,653)           (21,104)
Additions from acquisitions                               (15,086)         (19,874)          (6,791)                --
Provision                                                  (2,405)         (12,567)            (739)            (7,549)
Write-offs                                                  9,209               --              581                 --
Reversal                                                   13,059               --            8,045                 --
--------------------------------------------------------------------------------------------------------------------------

End of year                                               (49,108)         (53,885)         (27,557)           (28,653)
--------------------------------------------------------------------------------------------------------------------------


18.  ACCOUNTS RECEIVABLE

Accounts receivable comprised:


                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Accounts receivable                                     3,730,431        2,356,826        2,407,134          2,005,024
Notes receivable                                        1,242,672          447,200          682,937            336,180
--------------------------------------------------------------------------------------------------------------------------

                                                        4,973,103        2,804,026        3,090,071          2,341,204

The Company and its subsidiaries usually grant about one month's credit period to local power grid customers from the end of the month in which the sales are made.

As at 31st December, 2004, the aging analysis of accounts receivable was as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Within 1 year                                           4,510,368        2,800,330        3,077,748          2,337,508
Between 1 to 2 years                                       96,808               --            6,203                 --
Between 2 to 3 years                                           --            3,696               --              3,696
Over 3 years                                              365,927               --            6,120                 --
--------------------------------------------------------------------------------------------------------------------------

                                                        4,973,103        2,804,026        3,090,071          2,341,204
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004, HIPDC had provided guarantees on the equity portion of certain accounts receivable balances of the Company and its subsidiaries of approximately RMB360 million. These receivable balances were acquired as part of the acquisition of the Luohuang Power Company and the Yueyang Power Company as disclosed in Note 3.

As at 31st December, 2004, the maturity period of the notes receivable ranged from one month to six months (2003: one month to six months).

19.  TEMPORARY CASH INVESTMENTS

Temporary cash investments consist of fixed-term deposits denominated in RMB (2003: RMB and US$) with original maturities ranging from more than three months to one year. The effective interest rate on short-term bank deposits was 1.98% to 2.25% (2003: 0.01% to 1.71%) per annum.

20.  CAPITALIZATION

Authorized Share Capital and Paid-in Capital

As at 31st December, 2004, the authorized share capital of the Company was RMB12,055,383,440 (2003: RMB6,027,671,200), divided into 12,055,383,440 shares
(2003: 6,027,671,200 shares) of RMB1.00 each (2003: RMB1.00 each). In addition, the issued and fully paid share capital of the Company as at 31st December, 2004 was RMB12,055,383,440 (2003: RMB6,027,671,200) comprising of
9,000,000,000 Domestic Shares (2003: 4,500,000,000 Domestic Shares) and
3,055,383,440 Overseas Listed Foreign Shares (2003: 1,527,671,200 Overseas Listed Foreign Shares). The holders of Domestic Shares and Overseas Listed Foreign Shares, with minor exceptions, are entitled to the same economic and voting rights.

Conversion of Convertible Notes to Share Capital

During the year, the noteholders converted the convertible notes with principal of US$15,000 (2003: US$ 20million) to 513 American Depository shares ("ADS") (20,520 H shares equivalent) (2003: 684,931 ADS; 27,397,240 H shares equivalent).

Ordinary Shares Split

On 11th May, 2004, the shareholders approved a ten-for-ten stock split of the Company's ordinary shares effected in the form of a) 5 bonus shares for every 10 existing ordinary shares and b) 5 conversion shares for every 10 existing ordinary shares. The shares split was completed on 9th August, 2004.

The bonus shares amounting to approximately RMB3,014 million were charged to retained earnings. The conversion shares issued, amounting to also approximately RMB3,014 million, were charged to additional paid-in capital and statutory and discretionary surplus reserve fund in the amount of approximately RMB1,808 million and approximately RMB1,206 million respectively. The basic and diluted earnings per share included in this consolidated financial statements have been adjusted retrospectively to reflect the shares split (see Note 34).

21.  APPROPRIATION AND DISTRIBUTION OF PROFIT

The Board of Directors decides on an annual basis the percentages of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund, the statutory public welfare fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such an issue is not less than 25% of registered capital. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the shareholders.

For the year ended 31st December, 2004, the Board of Directors resolved the following on 15th March, 2005:

(i) to appropriate 10% and 7.5% (2003: 10% and 7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund. The total amount of appropriation is approximately RMB943 million (2003: approximately RMB955 million).

(ii) to make no appropriation to the discretionary surplus reserve fund (2003:
     nil).

In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lowest of the amounts determined in accordance with (a) the PRC accounting standards and regulations, and (b) IFRS. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended 31st December, 2004 was approximately RMB4.38 billion (2003: approximately RMB4.48 billion). The cumulative balance of distributable profit as at 31st December, 2004 was approximately RMB11.17 billion (2003: approximately RMB12.82 billion).

22.  DIVIDENDS

On 15th March, 2005, the Board of Directors proposed a cash dividend of RMB0.25 per share, totaling approximately RMB3,014 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31st December, 2005.

On 11th May, 2004, the shareholders approved the declaration of cash dividends of RMB0.50 per ordinary share (RMB0.25 per adjusted ordinary share after the ordinary shares split as mentioned in Note 20), totaling approximately RMB3,014 million, together with an issue of bonus shares accounted for as a stock split on the basis of 5 bonus shares for every 10 existing ordinary shares in respect of the year ended 31st December, 2003, based on the 6,027,671,200 outstanding shares on the date in their annual general meeting.

23.  LONG-TERM LOANS FROM SHAREHOLDERS, UNSECURED

As at 31st December, 2004, long-term loans borrowed from shareholders represented loans from Huaneng Group. These loans are unsecured, bear both fixed and floating interest rates that ranged from 3.78% to 4.60% per annum for the year ended 31st December, 2004 and are repayable in accordance with the repayment schedules set by the contracts.

As at 31st December, 2003, long-term loans from shareholders represented the US$ denominated bank loans on lent by HIPDC and an RMB loan borrowed from Jiangsu Province International Trust & Investment Company. These loans were unsecured, bore both fixed and floating interest rates that ranged from 3.60% to 5.76% per annum for the year ended 31st December, 2004 (2003: 3.62% to 5.76%), and had been fully repaid as at 31st December, 2004.

Long-term loans from shareholders, unsecured are repayable as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Within 1 year                                                  --          420,380               --            388,875
Between 1 to 2 years                                           --               --               --                 --
Between 2 to 5 years                                           --               --               --                 --
Over 5 years                                              800,000               --               --                 --
--------------------------------------------------------------------------------------------------------------------------

                                                          800,000          420,380               --            388,875
Less: Amount due within 1 year
        included under current liabilities                     --         (420,380)              --           (388,875)
--------------------------------------------------------------------------------------------------------------------------

                                                          800,000               --               --                 --
--------------------------------------------------------------------------------------------------------------------------


24.  LONG-TERM BANK LOANS, UNSECURED

Long-term bank loans, unsecured comprised:

                                                  The Company and
                                                  its subsidiaries                             The Company
                                                        2004          2003                         2004           2003
--------------------------------------------------------------------------------------------------------------------------

                                     Original                                    Original
                                     currency                                    currency
                                         '000                                        '000
--------------------------------------------------------------------------------------------------------------------------

Renminbi loans (a)                                 8,805,069     4,064,499                    2,369,000        500,000
Foreign currency loans
  US$ (b)                             778,474      6,443,044     6,650,061        597,034     4,941,351      6,573,878
  Euro (c)                             76,699        863,834            --             --            --             --
--------------------------------------------------------------------------------------------------------------------------

                                                  16,111,947    10,714,560                    7,310,351      7,073,878
--------------------------------------------------------------------------------------------------------------------------

a. RMB bank loans were borrowed from PRC banks to finance the construction of the power plants of the Company and its subsidiaries. These loans bear fixed interest rates from 3.60% to 5.76% per annum for the year ended 31st December, 2004 (2003: 4.94% to 6.21%) and are repayable in accordance with the agreed repayment schedules set by the banks.

b. US$ bank loans were borrowed to finance the construction of the power plants of the Company and its subsidiaries. These loans bear interest at lending rates (both fixed and floating) ranging from 1.225% to 6.97% per annum for the year ended 31st December, 2004 (2003: 1.18% to 6.60%), and are repayable in accordance with the agreed repayment schedules set by the banks. The Company had entered into interest rate swap agreements with PRC banks to convert certain floating rate bank loans into fixed rate debts to hedge against the interest rate risk (see Note 38).

c. Euro bank loans were borrowed to finance the construction of the Phase I of the Luohuang Power Company before its acquisition by the Company. These loans bear fixed interest at 2% per annum for the year ended 31st December, 2004 and are repayable in accordance with the agreed repayment schedule set by the banks.

The long-term bank loans are unsecured and are repayable as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Within 1 year                                           1,257,476        2,409,240          825,142          1,756,074
Between 1 to 2 years                                    1,362,697        1,058,155          921,521            723,832
Between 2 to 5 years                                    7,639,071        2,940,506        2,852,409          1,920,313
Over 5 years                                            5,852,703        4,306,659        2,711,279          2,673,659
--------------------------------------------------------------------------------------------------------------------------

                                                       16,111,947       10,714,560        7,310,351          7,073,878
Less: Amount due within 1 year
      included under current liabilities               (1,257,476)      (2,409,240)        (825,142)        (1,756,074)
--------------------------------------------------------------------------------------------------------------------------

                                                       14,854,471        8,305,320        6,485,209          5,317,804
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004, approximately RMB4,052 million of long-term bank loans are wholly repayable within five years (2003: approximately RMB2,258 million) while approximately RMB12,060 million are not wholly repayable within five years (2003: approximately RMB8,457 million).

25.   OTHER LONG-TERM LOANS, UNSECURED

Other long-term loans, unsecured comprised:

                                             The Company and its subsidiaries                 The Company
                                                        2004          2003                       2004             2003
--------------------------------------------------------------------------------------------------------------------------

                                     Original                                    Original
                                     currency                                    currency
                                         '000                                        '000
--------------------------------------------------------------------------------------------------------------------------

Renminbi loans                                       309,526       744,837                         --          575,000
Foreign currency loans
  US$                                  18,571        153,706       177,358             --          --               --
  Japanese Yen ("JPY")              1,547,619        123,347       137,970             --          --               --
--------------------------------------------------------------------------------------------------------------------------

                                                     586,579     1,060,165                         --          575,000
--------------------------------------------------------------------------------------------------------------------------

The other long-term loans were drawn from:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Long-term loan from WPDB                                  106,389          106,389               --                 --
Long-term loan from Huaneng Finance                            --          610,000               --            575,000
Long-term loan from Huaian Investment Company                  --            8,980               --                 --
Long-term loan from JEPDC                                  19,468           19,468               --                 --
Long-term foreign loans on lent by
  Ministry of Finance                                     277,052          315,328               --                 --
Long-term loan from CCI                                   183,670               --               --                 --
--------------------------------------------------------------------------------------------------------------------------

                                                          586,579        1,060,165               --            575,000
--------------------------------------------------------------------------------------------------------------------------

The other long-term loans are unsecured, bear both fixed and floating interest rates that ranged from 1.70% to 5.93% per annum for the year ended 31st December, 2004 (2003: 4.94% to 6.21%), and are repayable in accordance with the repayment schedules set by the contracts.

Other long-term loans, unsecured are repayable as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Within 1 year                                             285,761          211,881               --                 --
Between 1 to 2 years                                      109,012          267,044               --            225,000
Between 2 to 5 years                                      127,871          476,131               --            350,000
Over 5 years                                               63,935          105,109               --                 --
--------------------------------------------------------------------------------------------------------------------------

                                                          586,579        1,060,165               --            575,000
Less: Amounts due within one year
      included under current liabilities                 (285,761)        (211,881)              --                 --
--------------------------------------------------------------------------------------------------------------------------

                                                          300,818          848,284               --            575,000
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004, approximately RMB310 million of other long-term loans are wholly repayable within five years (2003: approximately RMB955 million) while approximately RMB277 million are not wholly repayable within five years (2003: approximately RMB105 million).

26.   ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Accounts and notes payable                                761,689          635,860          517,626            470,676
Received in advance                                     1,129,598          987,500        1,129,598            987,500
Payable to contractors for construction                 1,592,621          846,473          556,052            805,378
Other payables to contractors                             237,513          207,257          120,774            157,603
Accrued interest                                          116,322           96,127           88,192             96,097
Others                                                    713,415          569,300          432,745            389,262
--------------------------------------------------------------------------------------------------------------------------

                                                        4,551,158        3,342,517        2,844,987          2,906,516
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004, the aging analysis of accounts and notes payable was as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Within 1 year                                             754,406          595,994          513,922            438,352
Between 1 to 2 year                                         2,911           36,188            1,559             28,843
Over 2 years                                                4,372            3,678            2,145              3,481
--------------------------------------------------------------------------------------------------------------------------

                                                          761,689          635,860          517,626            470,676
--------------------------------------------------------------------------------------------------------------------------

27.   TAXES PAYABLE

Taxes payable comprises:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

VAT payable                                               527,292          415,147          306,679            314,158
Income tax payable                                        407,450          472,850          208,626            272,394
Others                                                     65,050           29,365           32,240             14,785
--------------------------------------------------------------------------------------------------------------------------

                                                          999,792          917,362          547,545            601,337
--------------------------------------------------------------------------------------------------------------------------

28.   SHORT-TERM LOANS, UNSECURED

Short-term loans denominated in RMB are unsecured, bear interest from 4.30% to 5.02% per annum for the year ended 31st December, 2004 (2003: 4.54% to 5.05%), and are repayable within one year (see Note 7(f)).

29.   DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective operating units.

The movement in the deferred income tax account is as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

As at 1st January                                          81,803          121,853              789             15,030

Acquisitions (Note 3)                                     399,313          (21,809)           2,206            (13,261)
Charged to the income statement (Note 32)                 (31,938)         (18,241)            (225)              (980)
--------------------------------------------------------------------------------------------------------------------------

As at 31st December                                       449,178           81,803            2,770                789
--------------------------------------------------------------------------------------------------------------------------

The temporary differences that gave rise to deferred taxation arose primarily from the acquisition of power plants, which resulted in the tax bases of certain assets and liabilities being different from the fair value basis that are used in recording these assets and liabilities in the financial statements. Details of the movements in deferred income tax assets and liabilities are as follows:

                                     The Company and its subsidiaries                       The Company
                                               Difference in                               Difference in
                             Amortization  Provisions                                   Amortization
                               of prepaid         for    Termin-                        of prepaid      Termin-
                                 land use    doubtful      ation                          land use        ation
Deferred income tax assets         rights       debts   benefits     Others      Total      rights     benefits      Total
-----------------------------------------------------------------------------------------------------------------------------

As at 1st January, 2003                --          --         --         --         --          --           --         --
Acquisition of power plants        13,261       3,288         --      5,260     21,809      13,261           --     13,261
Charged to the income statement       (22)        (69)        --       (407)      (498)        (22)          --        (22)
-----------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2003          13,239       3,219         --      4,853     21,311      13,239           --     13,239
Acquisition of power plants        (2,206)     60,172     17,032      3,878     78,876      (2,206)          --     (2,206)
(Charged)/Credited to
  the income statement               (221)     (2,215)     1,019     (1,231)    (2,648)       (221)       1,724      1,503
-----------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004          10,812      61,176     18,051      7,500     97,539      10,812        1,724     12,536
-----------------------------------------------------------------------------------------------------------------------------


                                                                                        The Company
                                                                                            and its
Deferred income tax liabilities arising from differences in depreciation               subsidiaries        The Company
--------------------------------------------------------------------------------------------------------------------------

As at 1st January, 2003                                                                     121,853             15,030
Credited to the income statement                                                            (18,739)            (1,002)
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2003                                                                   103,114             14,028
Acquisition of power plants (Note 3)                                                        478,189                 --
(Credited)/Charged to the income statement                                                  (34,586)             1,278
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004                                                                   546,717             15,306
--------------------------------------------------------------------------------------------------------------------------


Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. The Company and its subsidiaries did not recognize any deferred income tax assets in respect of losses that can be carried forward against future taxable income with expiry dates as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
Year of expiry                                               2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

2004                                                          N/A           62,104              N/A             62,104
2005                                                      111,441          154,678          111,441            154,678
2006                                                      177,197          177,197          177,197            177,197
2007                                                       71,125           71,125           71,125             71,125
--------------------------------------------------------------------------------------------------------------------------

As at 31st December                                       359,763          465,104          359,763            465,104
--------------------------------------------------------------------------------------------------------------------------


Deferred income tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:


                                                               The Company and
                                                               its subsidiaries                      The Company

                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Deferred income tax assets                                (97,539)         (21,311)         (12,536)           (13,239)
Deferred income tax liabilities                           546,717          103,114           15,306             14,028
--------------------------------------------------------------------------------------------------------------------------

                                                          449,178           81,803            2,770                789
--------------------------------------------------------------------------------------------------------------------------


The amounts shown in the consolidated balance sheet include the following:

--------------------------------------------------------------------------------------------------------------------------

Deferred income tax assets to be recovered
  after more than 12 months                               (93,941)         (21,311)         (11,981)           (13,239)
Deferred income tax liabilities to be settled
  after more than 12 months                               491,122           84,375           14,304              1,003
--------------------------------------------------------------------------------------------------------------------------


30.   ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEET

As at 31st December, 2004, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB7,079 million (2003: approximately RMB939 million). On the same date, the total assets less current liabilities was approximately RMB56,047 million (2003: approximately RMB44,367 million).

31.   HOUSING SCHEMES

In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the State-sponsored housing fund at 7%-11% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company's and its subsidiaries' contribution out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended 31st December, 2004, the Company and its subsidiaries contributed approximately RMB101 million (2003: approximately RMB77 million) to the fund.

In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees. For the year ended 31st December, 2004, the housing benefits provided by the Company and its subsidiaries to the employees amounted to approximately RMB34 million (2003: approximately RMB29 million) which is recorded as a long-term deferred asset and amortized over the remaining average service life of the relevant employees which is estimated to be about 10 years.

The Company and its subsidiaries have no further obligation for housing benefits.

32.   INCOME TAX EXPENSE

Income tax expense comprised:

                                                                                               2004               2003
--------------------------------------------------------------------------------------------------------------------------

Current income tax expense                                                                  980,672          1,116,100
Deferred income tax (Note 29)                                                               (31,938)           (18,241)
Share of income tax expense of associates (Note 11)                                          65,528             51,582
--------------------------------------------------------------------------------------------------------------------------

                                                                                          1,014,262          1,149,441
--------------------------------------------------------------------------------------------------------------------------


No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (2003: nil). The reconciliation of the effective income tax rate from the statutory income tax rate in the PRC is as follows:

                                                                                               2004               2003
--------------------------------------------------------------------------------------------------------------------------

Average statutory tax rate                                                                      18%                18%
Effect of tax holiday                                                                           (2%)               (1%)
Others                                                                                          (1%)                --
--------------------------------------------------------------------------------------------------------------------------

Effective tax rate                                                                              15%                17%
--------------------------------------------------------------------------------------------------------------------------


The average statutory tax rate for the year ended 31st December, 2004 represented the weighted average tax rate of the head office and the individual power plants calculated on the basis of the relative amounts of net profit before tax and the applicable statutory tax rates.

The aggregate effect of the tax holiday was approximately RMB122 million for the year ended 31st December, 2004 (2003: approximately RMB61 million).

33.   MINORITY INTERESTS

                                                                                               2004               2003
--------------------------------------------------------------------------------------------------------------------------

As at 1st January                                                                         1,155,197            910,704
Acquisitions (Note 3)                                                                     1,342,872            115,639
Minority shares in net profit of subsidiaries                                               257,053            183,894
Capital injection from minority shareholders of subsidiaries                                677,034             77,632
Dividends paid                                                                             (165,763)          (132,672)
--------------------------------------------------------------------------------------------------------------------------

As at 31st December                                                                       3,266,393          1,155,197
--------------------------------------------------------------------------------------------------------------------------


34. EARNINGS PER SHARE

                                                           2004                                   2003
                                                        Weighted                                Weighted
                                                         Average    Per Share                    Average     Per Share
                                         Net Profit       Shares       Amount   Net Profit        Shares        Amount
                                                            '000          RMB                       '000           RMB
--------------------------------------------------------------------------------------------------------------------------

Earnings per Share
Net profit attributable to shareholders   5,323,876   12,055,368         0.44    5,430,408    12,038,228          0.45
Finance costs in relation to convertible
  notes and the relevant put option
  (net of tax effect)                            22           --                     2,746            --
Effect of assumed conversion                     --         121                         --        17,430
--------------------------------------------------------------------------------------------------------------------------

Diluted Earnings per Share
Net profit attributable to
  shareholders plus effect
  of assumed conversion                   5,323,898   12,055,489         0.44    5,433,154    12,055,658          0.45
--------------------------------------------------------------------------------------------------------------------------


Basic earnings per share was computed by dividing the net profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the year (Note 20).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares at the beginning of the year. The Company had one category of potential ordinary share: convertible notes. The convertible notes are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.

As the number of ordinary shares outstanding increased as a result of a stock split in 2004 (Note 20), the computation of basic and diluted earnings per share have been adjusted retroactively for the proportional change in the number of ordinary shares outstanding for all the periods presented to reflect the stock split.

35.   NOTES TO CASH FLOW STATEMENT

a. Analysis of cash and cash equivalents

As at 31st December, 2004, cash and cash equivalents consisted of:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Cash in RMB                                                   621              726              485                352
Current deposits
  RMB                                                   2,284,551        3,763,015        1,200,516          3,088,565
  US$ denominated                                          10,359          234,468           10,177            203,006
  JPY denominated                                              --          130,439               --                 --
--------------------------------------------------------------------------------------------------------------------------

Total cash and cash equivalents                         2,295,531        4,128,648        1,211,178          3,291,923
--------------------------------------------------------------------------------------------------------------------------


b. Undrawn borrowing facilities

As at 31st December, 2004, the Company and its subsidiaries had available unsecured borrowing facilities from banks of approximately RMB30 billion (2003: approximately RMB32 billion) of which undrawn borrowing facilities amounted to approximately RMB28 billion (2003: approximately RMB32 billion). Out of these available undrawn borrowing facilities, RMB20 billion relates to medium to long-term loan facilities, the drawdown of which is subject to application and approval procedures. Management expects to drawdown the available facilities in accordance with the level of working capital and/or planned capital expenditure of the Company and its subsidiaries.

c.   Non-cash transactions

The principal non-cash transactions were the conversion of convertible notes to share capital and the ordinary shares split discussed in Note 20.

36.  COMMITMENTS

a.   Capital and Operational Commitments

(i) Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Commitments outstanding as at 31st December, 2004 not provided for in the balance sheet were as follows:

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Contracted but not provided for
  - purchase of inventories                             3,560,175        2,279,191        2,950,935          1,829,854
  - construction                                        7,923,087        9,793,244        7,082,386          5,183,916
--------------------------------------------------------------------------------------------------------------------------

Sub-total                                              11,483,262       12,072,435       10,033,321          7,013,770
--------------------------------------------------------------------------------------------------------------------------

Authorized but not contracted for
  - construction                                          236,501               --           41,377                 --
--------------------------------------------------------------------------------------------------------------------------

Sub-total                                                 236,501               --           41,377                 --
--------------------------------------------------------------------------------------------------------------------------

Total                                                  11,719,763       12,072,435       10,074,698          7,013,770
--------------------------------------------------------------------------------------------------------------------------


(ii) During 2004, the Company entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from year 2005 to 2009 for use in generation. In most cases, these contracts contain provisions for price escalations and minimum purchase level clauses. The future commitments under contracts are as follows:

                                                                          Total
     --------------------------------------------------------------------------

     2005                                                             5,768,657
     2006                                                             5,941,717
     2007                                                             6,119,968
     2008                                                             2,801,770
     2009                                                             2,801,770
     --------------------------------------------------------------------------

                                                                    23,433,882
     --------------------------------------------------------------------------

b.   Operating Lease Commitments

The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7). Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company's activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancellable operating leases in respect of land and buildings of the Nanjing Power Plant are as follows:

                                                                                               2004               2003
--------------------------------------------------------------------------------------------------------------------------

Land and buildings
  - not later than one year                                                                   1,334             32,334
  - later than one year and not later than two years                                          1,334              7,334
  - later than two years and not later than five years                                        4,002             22,002
  - later than five years                                                                    52,026            284,360
--------------------------------------------------------------------------------------------------------------------------

                                                                                             58,696            346,030
--------------------------------------------------------------------------------------------------------------------------


In accordance with the land use operating lease agreement signed by the Dezhou Power Plant and the relevant land management authorities for the land occupied by Dezhou Phase I and Phase II, annual rental is approximately RMB30 million effective from June, 1994 and is subject to revision of five years after the said date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended 31st December, 2004, the annual rental is approximately RMB29 million (2003: approximately RMB30 million).

37.   CONTINGENT LIABILITIES

                                                               The Company and
                                                               its subsidiaries                      The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

Guarantee for loan facilities
  - granted to an associate                               305,250          339,250          305,250            339,250
  - granted to subsidiaries                                    --               --        1,430,000          2,460,613
--------------------------------------------------------------------------------------------------------------------------

                                                          305,250          339,250        1,735,250          2,799,863
--------------------------------------------------------------------------------------------------------------------------


38.   INTEREST RATE SWAPS

As at 31st December, 2004, there was no outstanding interest rate swap agreement (2003: approximately US$20.5 million). For the year ended 31st December, 2004, there was a gain amounting to approximately RMB1 million (2003: approximately RMB11.8 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition. Since the hedging relationship did not meet the conditions required for special hedge accounting as set out in IAS 39 Financial Instruments: Recognition and Measurement, the gain was credited to income in the current year.

39.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries' financial instruments not carried at fair value are cash and cash equivalents, temporary cash investments, accounts receivables, other current assets, other non-current assets, accounts payable and other liabilities, short-term loans, unsecured, long-term loans, unsecured and held-to-maturity investments.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, temporary cash investments, short-term investments, short-term loans, unsecured and other current financial assets and liabilities approximated their fair values due to the short-term maturities of these instruments.

Similarly, the historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

Available-for-sale investment is measured at fair value unless the fair values cannot be measured reliably.

The estimated fair value of long-term debt including current maturities was approximately RMB17.05 billion as at 31st December, 2004 (2003: approximately RMB12.43 billion). The fair value of long-term debt is determined by discounting the stream of future payments of interest and principals at the prevailing market interest rates for comparable instruments. The aggregate book value of these liabilities was approximately RMB17.5 billion as at 31st December, 2004 (2003: approximately RMB12.20 billion).

40.   BUSINESS RISK

The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, the PRC's political, economic and legal environment, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

For the year ended 31st December, 2004, the Company and its subsidiaries sold electricity to five major customers (2003: five), each of which amounted to approximately 10% or more of the operating revenue. In aggregation, these customers represented approximately 79% (2003: approximately 77%) of the net operating revenue of the Company and its subsidiaries.

41.   EVENTS AFTER THE BALANCE SHEET DATE

On 26th October, 2004, the Company entered into agreements with Huaneng Group under which the Company agreed to acquire from Huaneng Group 60% equity interest in Sichuan Huaneng Hydropower Development Corporation, Ltd. (the "Sichuan Hydropower") and 65% equity interest in the Gansu Huaneng Pingliang Power Generation Limited Liability Company (the "Pingliang Power Company").

The total consideration for the acquisition of the two power companies was RMB2,025 million, which was paid in cash in January, 2005. Direct transaction cost related to the acquisition amounted to approximately RMB17 million.

The acquisition of the two power companies became effective in January 2005 when the Company obtained the ownership and control over the relevant assets after obtaining the necessary approval.

Details of net assets acquired and preliminary goodwill are as followings:

Purchase consideration
  - Cash paid                                                         2,025,000
  - Direct transaction cost relating to the acquisition                  16,698
-------------------------------------------------------------------------------

Total purchase consideration                                          2,041,698
Preliminary fair value of assets acquired                            (1,731,191)
-------------------------------------------------------------------------------

Preliminary goodwill                                                    310,507
-------------------------------------------------------------------------------

Goodwill arising from the acquisitions is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the Company's acquisitions of the subsidiaries stated above.

The assets and liabilities arising from the acquisition are as follows:

                                                                     Acquiree's
                                                                       carrying
                                                  Fair value             amount
-------------------------------------------------------------------------------

Property, plant and equipment, net                11,992,009         10,652,359
Deferred income tax assets                            12,533             12,533
Available-for-sale investment                            500                500
Other non-current assets                             178,841            156,187
Inventories, net                                      54,801             54,801
Other current assets                                 176,238            176,238
Accounts receivable                                  569,672            569,672
Cash and cash equivalents                            566,704            566,704
Minority interest                                 (2,063,434)        (1,480,354)
Long-term loans, unsecured                        (7,572,346)        (7,572,346)
Long-term loans, secured                            (367,000)          (367,000)
Due to Huaneng Group                                 (18,517)           (18,517)
Deferred income tax liabilities                     (459,898)           (81,109)
Other current liabilities                         (1,338,912)        (1,338,912)
-------------------------------------------------------------------------------

Net assets acquired                                1,731,191          1,330,756
-------------------------------------------------------------------------------

Supplemental Information for North American Shareholders

The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP") Significant differences between IFRS and US GAAP, which affect the equity and net profit of the Company and its subsidiaries, are summarized below:

(a)  Effect of the Acquisition of Entities under Common Control

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company.

Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of:

(i) 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in July, 2002 from the Huaneng Group;

(ii) 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of the Xindian Power Plant in October, 2003 from the Huaneng Group; and

(iii) 60% equity interest in Luohuang Power Company, 55% equity interest in Yueyang Power Company, 90% equity interest in Jinggangshan Power Plant and all of the assets and liabilities of the Yingkou Power Plant in July, 2004 from HIPDC and / or from the Huaneng Group.

Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill. Goodwill arising from the acquisitions in (i) and (ii) above is amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets. Goodwill arising from the acquisition in (iii) above is tested annually for impairment and carried at cost less accumulated impairment losses.

As the companies and power plants acquired were under the control of the Huaneng Group prior to their acquisitions by the Company and its subsidiaries, these acquisition transactions were considered common control transactions. Under US GAAP, they are considered to be transfers of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(b) Effect of Acquisition of 44.16% Equity Interests in the Huaiyin Power Company, 30% Additional Equity Interests in the Shidongkou I Power Plant, 5% Additional Equity Interests in the Taicang Power Company and 40% Equity Interests in the Hanfeng Power Company

Between 2002 and 2004, the Company acquired from the Huaneng Group:

(i)   44.16% equity interest of the Huaiyin Power Company in July, 2002;

(ii) 30% additional equity interests of the Shidongkou I Power Plant and 5% additional equity interests of the Taicang Power Company in December, 2002; and

(iii) 40% equity interests of the Hanfeng Power Company in July, 2004.

Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of the net assets of the Huaiyin Power Company, the Shidongkou I Power Plant, the Taicang Power Company and the Hanfeng Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired is recorded as goodwill. Goodwill arising from the acquisitions in (i) and
(ii) above is amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets, while goodwill arising from the acquisition in (iii) above is tested annually for impairment and carried at cost less accumulated impairment losses.

Under US GAAP, upon completion of the above acquisitions, the Huaneng Group's proportionate share in the net assets of the Huaiyin Power Company, Shidongkou I Power Plant, the Taicang Power Company and the Hanfeng Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a deemed distribution. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(c)  Housing Benefits Provided by HIPDC

HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered to be housing benefits. Under IFRS, such housing benefits provided by HIPDC are not reflected in the financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the Company's operating expenses on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as an addition of capital contribution from HIPDC.

(d) Acquisition of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng")

Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng that was sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

As the amount of negative goodwill under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by the Huaneng Group as described above and also that the negative goodwill under IFRS is recognized as income over the remaining weighted average useful life of the acquired depreciable or amortizable assets whereas, for US GAAP purpose, the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net profit under IFRS and US GAAP is different.

(e)  Capitalization of Borrowing Costs

In accordance with IAS 23, the Company capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings.

Under US regulatory accounting requirements, interest on funds borrowed generally and used for the purpose of obtaining qualifying assets are not capitalized if such interests cannot be taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP, the Company did not capitalize interest on general borrowings. An adjustment is made to reverse the capitalized interest on general borrowings net of the related depreciation on fixed assets.

(f)  Reversal of Goodwill Amortization

In 2004, in accordance with IFRS 3, goodwill arising from acquisitions for which the agreement date was before 31st March, 2004 is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses and subject to an impairment review whenever events or changes in circumstances indicate their carrying value may not be recoverable, and annually if the estimated useful life exceeds 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

(g)  Deferred Tax Impact

This represents deferred tax effect on the above GAAP differences where applicable.

(h)  US Regulatory Accounting

Under US GAAP, Statement of Financial Accounting Standard Number 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") is applicable to utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. SFAS 71 recognizes that the regulatory process produces economic effects which should be reflected in the financial statements. Because revenues are based on costs, SFAS 71 governs the period in which various costs are included in the income statements with the objective of matching costs with revenues. Provided that, through the rate setting process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. The regulatory process may also impose a liability on a rate-regulated enterprise, usually representing obligations to the enterprise's customers, which should be recognized as a regulatory liability.

In order to apply SFAS 71, three criteria must be met. These criteria require that a) the power rates for regulated services or products provided to customers be established by or are subject to approval by an independent, third-party regulator or by an entity's own governing board empowered by statute or contract to establish power rates that bind customers; b) the regulated power rates are designed to recover the costs of providing the regulated services or products; and c) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that power rates, which are set at levels that will recover costs, can be charged to and collected from customers; this criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

As at 31st December, 2004, the Company and its subsidiaries believe that 10 of their power plants (2003 and 2002: 12 power plants) meet these specific criteria of SFAS 71. Firstly, the power rates are established by an independent regulator, the provincial or local price bureau. Secondly, the pricing policy applicable to the power plants provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in the Company and its subsidiaries' service territory, it is reasonable to assume that the authorized power rates will be collected from customers.

In November, 2004, in accordance with the issuance of a government circular on implementation of a full-scope tariff bidding practice that is applicable to two of the Company's power plants located in Northeast China, the Company has discontinued the application of SFAS 71 for these two power plants as the criteria under SFAS 71 are no longer met. Accordingly, these two power plants applied Statement of Financial Accounting Standard Number 101 "Regulated Enterprises -D Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"). There was no elimination of assets or liabilities as a result of the application of SFAS 101 as the Company and its subsidiaries did not have any assets and/or liabilities pursuant to SFAS 71 that were not been recognized as assets and/or liabilities under IFRS. The Company and its subsidiaries have also performed an impairment review on the property, plant and equipment of the two relevant power plants and have determined that no impairment provision is required.

With respect to the remaining power plants of the Company and its subsidiaries, which were acquired in 2002, 2003 and 2004, the SFAS 71 criteria mentioned above are not met and, therefore, SFAS 71 cannot be applied. Consequently, these remaining power plants have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS 71.

Under IFRS, as there is no equivalent regulatory accounting standard, the Company's and its subsidiaries' policy is to recognize regulatory assets established under SFAS 71 only where they comprise rights or other access to future economic benefits as a result of past events; or to recognize regulatory liabilities only where they comprise a present obligation the settlement of which is expected to result in an outflow of resources embodying economic benefits.

(i)  Impairment of Long-lived Assets

Impairment of long-lived assets (excluding goodwill)

The carrying amount of long-lived assets (excluding goodwill) under IFRS is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flow generated by the asset discounted to their present value or the asset's net selling price. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down cease to exist.

Under US GAAP, long-lived assets (excluding goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Subsequent reversal of impairment is not permitted. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill

Under IFRS, goodwill arising from a business combination for which the agreement date was before 31st March, 2004 is amortized on a straight line basis over its estimated useful life and subject to an impairment review whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and annually if the estimated useful life exceeds 20 years. Such goodwill will cease to be amortized from 1st January, 2005 and will instead be subject to an impairment review annually and whenever an indication of impairment exists. Goodwill arising from a business combination for which the agreement date is on or after 31st March, 2004 is not amortized and is subject to an impairment review annually and whenever an indication of impairment exists. If some of the goodwill allocated to a CGU was acquired in a business combination during the current annual period, that CGU is required to be tested for impairment before the end of the current period.

Under IFRS, a one-step impairment test is performed. The recoverable amount of the CGU is compared to its carrying amount. The impairment loss is recognized as the excess of the carrying amount over the recoverable amount.

Under US GAAP, goodwill is reviewed for impairment, at the reporting unit level, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount must be assessed.

Under US GAAP, a two-step impairment test is required:

(i) The fair value and the carrying amount of the reporting unit including goodwill should be compared. If the fair value of the reporting unit is less than the book value, goodwill would be considered to be impaired, then

(ii) The goodwill impairment should be measured as the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill should be determined by allocating fair value to the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below:

                                                                                                Net Assets
                                                                                         As at 31st         As at 31st
                                                                            Note     December, 2004     December, 2003
                                                                                            RMB'000            RMB'000
--------------------------------------------------------------------------------------------------------------------------

Net assets under IFRS                                                                    36,265,519         33,955,355
Impact of US GAAP adjustments Note i:
  Effect of acquisition of the Yingkou Power
    Plant, the Jinggangshan Power Plant, the Luohuang Power Company
    and the Yueyang Power Company                                            (a)         (2,007,383)         1,652,511
  Effect of acquisition of the Qinbei Power Company,
    the Yushe Power Company and the Xindian Power Plant                      (a)           (369,252)          (417,368)
  Effect of acquisition of the Shidongkou I Power Plant,
    the Taicang Power Company and the Changxing Power Plant                  (a)           (775,592)          (886,116)
  Effect of acquisition of 40% equity interests in the Hanfeng Power
    Company, 30% additional equity interests in the Shidongkou I Power Plant,
    5% additional equity interests in the Taicang Power Company
    and 44.16% equity interests in the Huaiyin Power Company                 (b)           (271,167)          (296,717)
  Recording of capital contribution arising
    from acquisition of Shandong Huaneng                                     (d)            862,922            862,922
  Difference in accounting treatment for acquisition of Shandong Huaneng     (d)           (348,364)          (261,273)
  Difference in capitalization of borrowing costs                            (e)            (87,424)           (93,890)
  Reversal of goodwill amortization
    - Reversal of goodwill amortization of equity investment in SEG          (f)            136,599             54,639
    - Reversal of goodwill amortization of
      investment in the Huaiyin Power Company                                (f)             34,740             17,370
  Applicable deferred tax impact on the above GAAP differences               (g)            587,511            233,746
  Others                                                                                         --             (8,652)
--------------------------------------------------------------------------------------------------------------------------

Net assets under US GAAP Note i                                                          34,028,109         34,812,527
--------------------------------------------------------------------------------------------------------------------------


Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below: (cont'd)

                                                                                            Net profit
                                                                                 For the year ended 31st December,
                                                           Note               2004             2003               2002
                                                                           RMB'000          RMB'000            RMB'000
--------------------------------------------------------------------------------------------------------------------------

Net profit under IFRS                                                    5,323,876        5,430,408          3,921,004
Impact of US GAAP adjustments Note i:
  Effect of acquisition of the Luohuang
    Power Company, the Yueyang Power Company,
    the Yingkou Power Plant and the
    Jinggangshan Power Plant                                (a)            278,027          335,105            (55,068)
  Effect of acquisition of the Qinbei Power Company,
    the Yushe Power Company and the Xindian Power Plant     (a)             48,116           13,109             56,919
  Effect of acquisition of the Shidongkou I Power Plant,
    the Taicang Power Company and the
    Changxing Power Plant                                   (a)            110,524          112,636            126,498
  Effect of acquisition of 40% equity interest in the
    Hanfeng Power Company, 30% additional equity interests
    in the Shidongkou I Power Plant, 5% additional equity
    interests in the Taicang Power Company and 44.16%
    equity interests in the Huaiyin Power Company    (b)                    25,550           19,347             10,556
  Recording housing benefits provided by HIPDC              (c)            (26,152)         (26,152)           (26,152)
  Difference in accounting treatment for
    acquisition of the Shandong Huaneng                     (d)            (87,091)         (87,091)           (87,091)
  Difference in capitalization of borrowing costs           (e)              6,466           (5,478)           (88,412)
  Reversal of goodwill amortization
    - Reversal of goodwill amortization of
      equity investment in SEG                              (f)             81,960           54,639                 --
    - Reversal of goodwill amortization of
      investment in the Huaiyin Power Company               (f)             17,370           17,370                 --
  Applicable deferred tax impact on the GAAP differences    (g)            (46,978)        (153,218)            37,345
  Others                                                                     8,652           25,434              5,116
--------------------------------------------------------------------------------------------------------------------------

Net profit under US GAAP Note i                                          5,740,320        5,736,109          3,900,715
--------------------------------------------------------------------------------------------------------------------------


(Note i) Consistent with applying the accounting treatment under US GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the Luohuang Power Company, the Yueyang Power Company, the Yingkou Power Plant and the Jinggangshan Power Plant, had been in existence since the beginning of the earliest period presented.

In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of assets and other areas. Actual results could differ from those estimates.

The following are condensed combined balance sheets of the Company and its subsidiaries as at 31st December, 2003 and 2004, and the related condensed combined statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended 31st December, 2004, restated to reflect the impact of the effect of the acquisition of entities under common control which is accounted for at historical cost in a manner similar to the pooling of interests method, with financial data of previously separate entities combined, under US GAAP and other differences between IFRS and US GAAP.

Condensed Combined Balance Sheets

                                                                                                As at 31st December,
                                                                                               2004               2003
                                                                                            RMB'000            RMB'000
--------------------------------------------------------------------------------------------------------------------------

ASSETS

Non-current assets
  Property, plant and equipment, net                                                     53,909,081         47,850,691
  Investment in associates                                                                4,037,352          2,820,669
  Land use rights                                                                         1,029,167            880,526
  Deferred income tax assets                                                                219,525            223,146
  Other non-current assets                                                                  480,880            525,830
  Goodwill                                                                                   78,448             78,726
--------------------------------------------------------------------------------------------------------------------------

    Total non-current assets                                                             59,754,453         52,379,588
--------------------------------------------------------------------------------------------------------------------------

Current assets
  Inventories, net                                                                        1,431,404          1,010,689
  Other receivables and assets, net                                                         723,316            309,380
  Accounts receivable                                                                     4,973,103          4,239,462
  Due from other related parties                                                             14,970              5,862
  Current portion of deferred income tax assets                                              61,491             77,357
  Other financial assets                                                                         --             17,300
  Restricted cash                                                                           202,688            183,525
  Temporary cash investments                                                                 12,641            144,996
  Cash and cash equivalents                                                               2,295,531          4,299,933
--------------------------------------------------------------------------------------------------------------------------

    Total current assets                                                                  9,715,144         10,288,504
--------------------------------------------------------------------------------------------------------------------------

    Total assets                                                                         69,469,597         62,668,092
--------------------------------------------------------------------------------------------------------------------------



                                                                                           As at 31st December,
                                                                                               2004               2003
                                                                                            RMB'000            RMB'000
--------------------------------------------------------------------------------------------------------------------------

EQUITY AND LIABILITIES

Shareholders' equity                                                                     34,028,109         34,812,527
--------------------------------------------------------------------------------------------------------------------------

Minority interests                                                                        2,597,561          1,694,609
--------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
  Long-term loans from shareholders, unsecured                                              800,000            614,275
  Long-term bank loans, unsecured                                                        14,854,471         11,671,667
  Other long-term loans, unsecured                                                          300,818            848,284
  Other non-current liability                                                                13,000                  --
  Deferred income tax liabilities                                                           142,685            148,560
--------------------------------------------------------------------------------------------------------------------------

    Total non-current liabilities                                                        16,110,974         13,282,786
--------------------------------------------------------------------------------------------------------------------------

Current liabilities
  Accounts payable and accrued liabilities                                                4,551,158          3,615,846
  Dividends payable to shareholders of the Company                                            8,250                  --
  Taxes payable                                                                             999,792          1,191,287
  Due to HIPDC                                                                            1,258,799          1,259,649
  Due to other related parties                                                               13,426             33,338
  Staff welfare and bonus payable                                                           259,291            354,756
  Short-term loans, unsecured                                                             8,099,000          2,422,583
  Current portion of long-term loans from shareholders, unsecured                                 --            938,058
  Current portion of long-term bank loans, unsecured                                      1,257,476          2,836,833
  Current portion of other long-term loans, unsecured                                       285,761            211,881
  Convertible notes                                                                               --                952
  Accrued put premium for convertible notes                                                       --              8,636
  Other financial liabilities                                                                     --              4,351
--------------------------------------------------------------------------------------------------------------------------

    Total current liabilities                                                            16,732,953         12,878,170
--------------------------------------------------------------------------------------------------------------------------

    Total liabilities and equity                                                         69,469,597         62,668,092
--------------------------------------------------------------------------------------------------------------------------


Condensed Combined Statements of Income

                                                                                      Year ended 31st December,
                                                                              2004             2003               2002
                                                                           RMB'000          RMB'000            RMB'000

Operating revenue, net                                                  32,546,043       28,569,478         24,448,015

Operating expenses:
  Fuel                                                                 (16,094,816)     (11,103,839)        (9,343,363)
  Maintenance                                                             (939,939)      (1,151,538)          (896,892)
  Depreciation                                                          (4,839,151)      (5,111,140)        (4,648,760)
  Labor                                                                 (2,039,386)      (1,767,832)        (1,485,541)
  Service fees to HIPDC                                                   (133,609)        (230,792)          (263,716)
  Income tax                                                            (1,156,875)      (1,349,254)        (1,041,915)
  Others                                                                  (756,731)        (959,089)        (1,266,071)

    Total operating expenses                                           (25,960,507)     (21,673,484)       (18,946,258)

Income before financial expenses                                         6,585,536        6,895,994          5,501,757

  Interest income                                                           45,992           57,168             95,807
  Interest expense                                                        (826,583)      (1,031,043)        (1,247,547)
  Exchange losses, net                                                    (107,439)        (198,003)          (261,396)

    Total financial expenses                                              (888,030)      (1,171,878)        (1,413,136)

Share of profit/(loss) of associates                                       465,404          266,730            (1,634)
Minority interests                                                        (422,590)        (254,737)          (186,272)

Net profit attributable to the shareholders                              5,740,320        5,736,109          3,900,715

                                                                                      Year ended 31st December,
                                                                              2004             2003               2002
--------------------------------------------------------------------------------------------------------------------------

Basic earnings per ordinary share under US GAAP (RMB) Note i, ii              0.48             0.48               0.33
--------------------------------------------------------------------------------------------------------------------------

Basic earnings per ADS under US GAAP (RMB) Note i, ii                        19.05            19.06              13.00
--------------------------------------------------------------------------------------------------------------------------

Diluted earnings per ordinary share under US GAAP (RMB) Note i, ii            0.48             0.48               0.32
--------------------------------------------------------------------------------------------------------------------------

Diluted earnings per ADS under US GAAP (RMB) Note i, ii                      19.02            19.03              12.83
--------------------------------------------------------------------------------------------------------------------------

(Note i) Earning per ordinary shares and per equivalent ADS were calculated by dividing the net profit for the financial year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net profit for the financial year and the weighted average number of ordinary shares and ADS outstanding for the financial year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of the year.

(Note ii)As the number of ordinary Shares and equivalent ADS outstanding increased as a result of a stock split in 2004, the computation of basic and diluted earnings per share and equivalent ADS have been adjusted retroactively for the proportional change in the number of ordinary shares and equivalent ADS outstanding for all the periods presented to reflect the stock split.

Condensed Combined Statements of Changes in Shareholders' Equity

                                                                                                               RMB'000
--------------------------------------------------------------------------------------------------------------------------

Balance as at 1st January, 2002                                                                             30,856,584
Dividends relating to 2001                                                                                  (1,800,000)
Net profit attributable to shareholders for the year ended 31st December, 2002                               3,900,715
Conversion of convertible notes to new ordinary shares                                                           1,655
Net deemed capital distribution to the Huaneng Group arising from the acquisition of the equity interests of the Shidongkou I Power Plant, the Taicang Power Company,
  the Huaiyin Power Company and the Changxing Power Plant and additional
  interests in the Shidongkou I Power Plant and the Taicang Power Company                                   (2,034,222)
Contribution from Huaneng Group                                                                                 85,735
Distribution to HIPDC                                                                                         (146,523)
Capital contribution from HIPDC arising from housing benefits provided by HIPDC                                 26,152
--------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2002                                                                           30,890,096
Dividends relating to 2002                                                                                  (2,049,408)
Net profit attributable to shareholders for the year ended 31st December, 2003                               5,736,109
Conversion of convertible notes to new ordinary shares                                                         165,548
Net deemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the Qinbei Power Company, the Yushe Power Company
  and the Xindian Power Plant                                                                                 (506,664)
Contribution from Huaneng Group                                                                                 95,767
Contribution from HIPDC                                                                                        454,927
Capital contribution from HIPDC arising from housing benefits provided by HIPDC                                 26,152
--------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2003                                                                           34,812,527
Dividends relating to 2003                                                                                  (3,013,836)
Net profit attributable to shareholders for the year ended 31st December, 2004                               5,740,320
Conversion of convertible notes to new ordinary shares                                                             124
Net deemed capital distribution to the Huaneng Group arising
  from the acquisition of the Jinggangshan Power Plant and the Hanfeng Power Company                          (984,915)
Net deemed capital distribution to HIPDC arising from the acquisition of the Luohuang
  Power Company, the Yueyang Power Company and the Yingkou Power Plant                                      (2,526,111)
--------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2004                                                                           34,028,109
--------------------------------------------------------------------------------------------------------------------------


Condensed combined statements of cash flows

                                                                                      Year ended 31st December,
                                                                              2004             2003               2002
                                                                           RMB'000          RMB'000            RMB'000
--------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                9,465,952       11,028,736          8,863,012
Cash (used in)/provided by investing activities                        (11,825,975)      (6,297,349)         1,689,723
Net cash provided by/(used in) in financing activities                     355,621       (4,008,934)       (10,078,444)
--------------------------------------------------------------------------------------------------------------------------

Net (decrease)/increase in cash and cash equivalents                    (2,004,402)         722,453            474,291
Cash and cash equivalents, beginning of year                             4,299,933        3,577,480          3,103,189
--------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                   2,295,531        4,299,933          3,577,480
--------------------------------------------------------------------------------------------------------------------------


Statement of Comprehensive Income

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. However, for each of the years in the three-year period ended 31st December, 2004, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.

New Accounting Pronouncements

IFRS

In 2004, the International Accounting Standard Board ("IASB") issued a number of new and revised International Accounting Standards ("IASs") and International Financial Reporting Standards ("IFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The list of the new or revised IASs and IFRSs is as follows:

IAS 1    Presentation of Financial Statements
IAS 2    Inventories
IAS 8    Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10   Events after the Balance Sheet Date
IAS 16   Property, Plant, and Equipment
IAS 17   Leases
IAS 18   Revenue
IAS 19   Employee Benefits
IAS 21   The Effects of Changes in Foreign Exchange Rates
IAS 24   Related Party Disclosures
IAS 27   Consolidated and Separate Financial Statements
IAS 28   Investments in Associates
IAS 31   Interest in Joint Ventures
IAS 32   Financial Instruments: Disclosure and Presentation
IAS 33   Earnings per Share
IAS 36   Impairment of Assets
IAS 38   Intangible Assets
IAS 39   Financial Instruments: Recognition and Measurement
IAS 40   Investment Property
IFRS 2   Share-based Payment
IFRS 3   Business Combinations
IFRS 4   Insurance Contracts
IFRS 5   Non-current Assets Held for Sale and Discontinued Operations
IFRS 6   Exploration for and Evaluation of Mineral Resources

The Company and its subsidiaries have not completed the assessment of the effects of adopting these new or revised IASs and IFRSs.

US GAAP

In 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 151, Inventory Costs -D an amendment of ARB No. 43, Chapter 4 ("SFAS 151"), Statement of Financial Accounting Standards No. 152 Accounting for Real Estate Time-Sharing Transactions ("SFAS 152"), Statement of Financial Accounting Standards No. 153, Exchange of Nonmonetary Assets ("SFAS 153") and revised Statement of Financial Accounting Standards No. 123, Share-Based Payment ("Revised SFAS 123").

SFAS 151 amends and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during the fiscal years beginning after 15th June, 2005. The Company considered the effects of adopting SFAS 151 and does not expect any material impact on the financial statements.

SFAS 152 amends FASB Statement No. 66, Accounting for Sales of Real Estate to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position ("SOP") 04-2, Accounting for Real Estate Time-Sharing Transactions and FASB Statement No. 67 Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and cost is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after 15th June, 2005. The Company considered the effects of adopting SFAS 152 and does not expect any material impact on the financial statements.

SFAS 153 amends APB Opinion No. 29 on Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. It defines`a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15th June, 2005. The Company considered the effects of adopting SFAS 153 and does not expect any material impact on the financial statements.

Revised SFAS 123 is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Original SFAS 123") and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Revised SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Revised SFAS 123 is effective a) as at the beginning of the first interim or annual reporting period that begins after 15th June, 2005 for public entities that do not file as small business issuers; b) as at the beginning of the first interim or annual reporting period that begins after 15th December, 2005 for public entities that file as small business issuers; and c) as of the beginning of the first annual reporting period that begins after 15th December, 2005 for non-public entities. The Company considered the effects of adopting Revised SFAS 123 and does not expect any material impact on the financial statements.

Report of the Auditors

                                         PwC Zhong Tian Shen Zi (2005) No. 1037

To the Shareholders of Huaneng Power International, Inc.

We have audited the accompanying consolidated balance sheet of Huaneng Power International, Inc. ("the Company") and its subsidiaries as at 31st December, 2004 and the consolidated profit and loss account and statement of income appropriation and cash flow statement for the year then ended, and the balance sheet of the Company as at 31st December, 2004 and its profit and loss account and statement of income appropriation and cash flow statement for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above conform with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises promulgated by the People's Republic of China and present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at 31st December, 2004 and the consolidated results of their operations and their cash flows for the year then ended, and the financial position of the Company as at 31st December, 2004 and its results of operations and cash flows for the year then ended.

PricewaterhouseCoopers Zhong Tian           Certified Public Accountant
  CPAs Co., Ltd.                            Zhang Guojun

                                            Certified Public Accountant
                                            Xie Yanfeng

PRC o Shanghai
15th March, 2005

Balance Sheet

(Prepared in accordance with PRC Accounting Standards)
As at 31st December, 2004
(All amounts are stated in RMB Yuan unless otherwise stated)

                                                             Consolidated                        The Company
                                                   31st December,   31st December,   31st December,     31st December,
ASSETS                                   Note                2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
  Cash                                   5(1)       2,510,859,390    4,433,604,438    1,381,509,573      3,520,203,732
  Short-term investment                                    13,200           13,200           13,200             13,200
  Notes receivable                       5(2)       1,242,671,845      447,200,000      682,937,156        336,180,000
  Interest receivable                                   1,734,452        3,291,154        1,734,452          2,387,688
  Accounts receivable              5(3), 6(1)       3,730,431,156    2,356,825,998    2,407,133,652      2,005,023,640
  Other receivables                5(3), 6(1)         292,845,939      160,720,886      126,090,716         87,489,711
  Advance to suppliers                   5(4)         441,370,775       88,194,813      233,095,644         54,736,358
  Inventories                            5(5)       1,431,403,605      808,159,276      822,343,887        632,641,423
  Deferred expenses                                     2,319,162        4,779,340        2,155,328          4,594,883
  Current portion of long-term
    debt investments               5(6), 6(3)               5,000           83,060            5,000        470,746,016
--------------------------------------------------------------------------------------------------------------------------

Total current assets                                9,653,654,524    8,302,872,165    5,657,018,608      7,114,016,651
--------------------------------------------------------------------------------------------------------------------------

LONG-TERM INVESTMENTS
  Long-term equity investments     5(6), 6(2)       5,886,238,518    3,407,034,531   10,382,796,256      5,472,475,440
  Long-term debt investments       5(6), 6(3)              53,700           12,500           53,700             12,500
--------------------------------------------------------------------------------------------------------------------------

Total long-term investment                          5,886,292,218    3,407,047,031   10,382,849,956      5,472,487,940
--------------------------------------------------------------------------------------------------------------------------

Including: Consolidated
  difference in value                    5(6)       1,331,850,487      392,105,037               --                 --
--------------------------------------------------------------------------------------------------------------------------

FIXED ASSETS
  Fixed assets, cost                     5(7)      80,565,305,102   60,731,810,047   56,178,137,905     52,100,413,665
  Less: Accumulated depreciation         5(7)     (33,246,132,232) (22,330,922,497) (22,322,890,662)   (18,556,962,398)
--------------------------------------------------------------------------------------------------------------------------

  Fixed assets, net book value           5(7)      47,319,172,870   38,400,887,550   33,855,247,243     33,543,451,267
  Construction materials                 5(8)       3,876,065,407    1,111,654,804    1,367,377,823        325,349,997
  Construction-in-progress               5(9)       5,128,225,240    3,090,960,181    1,928,434,464        618,045,031
--------------------------------------------------------------------------------------------------------------------------

Total fixed assets                                 56,323,463,517   42,603,502,535   37,151,059,530     34,486,846,295
--------------------------------------------------------------------------------------------------------------------------

INTANGIBLE AND OTHER ASSETS
  Intangible assets                     5(10)        (551,009,877)  (1,057,406,729)    (665,167,689)    (1,127,369,140)
  Long-term deferred expenses                          12,577,696       20,950,014        6,227,106          8,374,230
--------------------------------------------------------------------------------------------------------------------------

Total intangible and other assets                    (538,432,181)  (1,036,456,715)    (658,940,583)    (1,118,994,910)
--------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                       71,324,978,078   53,276,965,016   52,531,987,511     45,954,355,976
--------------------------------------------------------------------------------------------------------------------------


                                                             Consolidated                        The Company
LIABILITIES AND                                    31st December,   31st December,   31st December,     31st December,
  SHAREHOLDERS' EQUITY                   Note                2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term loans                      5(11)       8,099,000,000    1,600,000,000    4,330,000,000        280,000,000
  Notes payable                                        29,000,000               --               --                 --
  Accounts payable                      5(12)         738,762,443      653,100,248      523,267,513        486,384,541
  Salary payable                                       39,736,104       10,157,597       19,024,218          7,209,340
  Welfare payable                                     219,555,237      214,006,684      156,331,795        203,101,081
  Interest payable                                    121,270,836       94,083,122       88,192,171         92,823,122
  Dividends payable                                    21,668,696       14,780,096        8,250,000                 --
  Taxes payable                         5(13)         999,792,185      917,362,692      547,544,918        601,337,983
  Other levies payable                                 37,477,764        2,955,512       18,123,901         12,748,584
  Other payables                        5(14)       3,706,812,746    1,670,941,617    2,303,996,599      1,418,213,280
  Accrued expenses                                     43,572,392       26,733,205       43,502,856         26,733,205
  Current portion of
    long-term loans                     5(15)       1,543,237,546    3,041,501,169      825,142,210      2,144,948,831
  Convertible notes                                            --          951,821               --            951,821
--------------------------------------------------------------------------------------------------------------------------

Total current liabilities                          15,599,885,949    8,246,573,763    8,863,376,181      5,274,451,788
--------------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
  Long-term loans                       5(15)      15,955,289,378    9,153,604,209    6,485,208,795      5,892,803,985
  Other non-current liability                          13,000,000               --               --                 --
--------------------------------------------------------------------------------------------------------------------------

Total long-term liabilities                        15,968,289,378    9,153,604,209    6,485,208,795      5,892,803,985
--------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                  31,568,175,327   17,400,177,972   15,348,584,976     11,167,255,773
--------------------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                  2,573,400,216    1,089,686,841               --                 --
--------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Share capital                         5(16)      12,055,383,440    6,027,671,200   12,055,383,440      6,027,671,200
  Capital surplus                       5(17)       8,615,982,210   10,403,229,361    8,615,982,210     10,403,229,361
  Surplus reserves                      5(18)       4,112,214,828    4,374,668,188    4,112,214,828      4,374,668,188
  Including: Statutory
    public welfare fund                 5(18)       1,863,280,308    1,460,700,799    1,863,280,308      1,460,700,799
  Undistributed profits                 5(19)      12,399,822,057   13,981,531,454   12,399,822,057     13,981,531,454
--------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                         37,183,402,535   34,787,100,203   37,183,402,535     34,787,100,203
--------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                             71,324,978,078   53,276,965,016   52,531,987,511     45,954,355,976
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                               Person in charge of        Person in charge of
   Legal representative:      accounting function:      accounting department:
        Li Xiaopeng                Huang Jian                  Zhou Hui

Profit and Loss Accounts

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31st December, 2004
(All amounts are stated in RMB Yuan unless otherwise stated)

                                                                  Consolidated                       The Company
                                         Note                2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

1.   Revenues from principal
       operations                 5(20), 6(4)      30,292,698,696   23,479,646,958   24,812,849,816     20,287,987,380
     Less: Cost of principal
           operations             5(20), 6(4)     (22,548,970,713) (15,690,199,491) (18,669,183,184)   (13,698,115,361)
         Tax and levies on
           principal operations                      (32,323,702)      (45,334,549)      (6,439,058)        (7,542,002)
--------------------------------------------------------------------------------------------------------------------------

2.   Profit from principal operations               7,711,404,281    7,744,112,918    6,137,227,574      6,582,330,017
     Add: Profit from other operations                 65,310,314       30,574,635       61,068,713         31,991,798
     Less: General and
           administrative expenses                   (543,097,354)    (441,548,979)    (403,851,618)       (327,750,541)
         Financial expenses, net        5(21)        (799,170,559)    (559,636,467)    (500,109,803)      (430,705,990)
--------------------------------------------------------------------------------------------------------------------------

3.   Operating profit                               6,434,446,682    6,773,502,107    5,294,334,866      5,855,865,284
     Add: Investment income       5(22), 6(5)         195,959,152      133,885,686      754,656,514        567,970,021
         Subsidy income                                 8,000,000               --        8,000,000                 --
         Non-operating income                          64,266,564       20,485,605       49,097,324          2,108,848
     Less: Non-operating expenses                     (10,830,991)    (153,792,811)      (7,770,192)      (143,297,291)
--------------------------------------------------------------------------------------------------------------------------

4. Profit before taxation and
       minority interests                           6,691,841,407    6,774,080,587    6,098,318,512      6,282,646,862
     Less: Income tax                                (996,457,462)  (1,116,100,498)    (709,261,465)      (825,504,311)
         Minority interests                          (306,326,898)    (200,837,538)              --                 --
--------------------------------------------------------------------------------------------------------------------------

5.   Net profit                                     5,389,057,047    5,457,142,551    5,389,057,047      5,457,142,551
--------------------------------------------------------------------------------------------------------------------------


Supplemental information:

                                                                  Consolidated                       The Company
                                                             2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

1.   Profit from sale or disposal of a business
       unit or investments                                     --               --               --                 --
2.   Loss due to natural disaster                              --               --               --                 --
3.   Increase/(decrease) in profit before
       taxation and minority interests as a result
       of changes in accounting policies                       --               --               --                 --
4.   Increase/(decrease) in profit before taxation
       and minority interests as a result of
       changes in accounting estimates                         --               --               --                 --
5.   Loss on debt restructuring                                --               --               --                 --
6.   Others                                                    --               --               --                 --
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                Person in charge of        Person in charge of
   Legal representative:      accounting function:      accounting department:
        Li Xiaopeng                Huang Jian                  Zhou Hui

Statement of Income Appropriation

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31st December, 2004
(All amounts are stated in RMB Yuan unless otherwise stated)

                                                                  Consolidated                       The Company
                                         Note                2004             2003             2004               2003
--------------------------------------------------------------------------------------------------------------------------

1.   Net profit                                     5,389,057,047    5,457,142,551    5,389,057,047      5,457,142,551
     Add: Unappropriated profit
           brought forward              5(19)      13,981,531,454   11,528,797,057   13,981,531,454     11,528,797,057
--------------------------------------------------------------------------------------------------------------------------

2.   Unappropriated profit                         19,370,588,501   16,985,939,608   19,370,588,501     16,985,939,608
     Less: Transfer to statutory
           surplus reserve fund         5(19)        (538,905,705)    (545,714,255)    (538,905,705)      (545,714,255)
         Transfer to statutory public
           welfare fund                 5(19)        (404,179,279)    (409,285,691)    (404,179,279)      (409,285,691)
--------------------------------------------------------------------------------------------------------------------------

3.   Profit distributable to shareholders          18,427,503,517   16,030,939,662   18,427,503,517     16,030,939,662
     Less: Dividends                    5(19)      (3,013,835,600)  (2,049,408,208)  (3,013,835,600)    (2,049,408,208)
         Bonus shares                   5(19)      (3,013,845,860)              --   (3,013,845,860)                --
--------------------------------------------------------------------------------------------------------------------------

4.   Unappropriated profit carried
       forward                          5(19)    12,399,822,057   13,981,531,454     12,399,822,057     13,981,531,454
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                Person in charge of        Person in charge of
   Legal representative:      accounting function:      accounting department:
        Li Xiaopeng                Huang Jian                  Zhou Hui

Cash Flow Statement

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31st December, 2004
(All amounts are stated in RMB Yuan unless otherwise stated)

     Items                                                                  Note       Consolidated        The Company
--------------------------------------------------------------------------------------------------------------------------

1.   Cash flows from operating activities
     Cash received from sale of goods and services                                   34,870,826,097     28,558,926,194
     Other cash received relating to operating activities                               385,236,556        876,317,519
--------------------------------------------------------------------------------------------------------------------------

       Sub-total of cash inflows                                                     35,256,062,653     29,435,243,713
--------------------------------------------------------------------------------------------------------------------------

     Cash paid for goods and services                                               (17,860,669,954)   (14,501,103,644)
     Cash paid to and on behalf of employees                                         (1,351,121,551)    (1,194,782,766)
     Payment of all types of taxes                                                   (4,733,270,284)    (4,153,288,582)
     Other cash paid relating to operating activities                      5(24)     (2,239,444,647)    (1,550,961,569)
--------------------------------------------------------------------------------------------------------------------------

       Sub-total of cash outflows                                                   (26,184,506,436)   (21,400,136,561)
--------------------------------------------------------------------------------------------------------------------------

     Net cash flows from operating activities                                         9,071,556,217      8,035,107,152
--------------------------------------------------------------------------------------------------------------------------

2.   Cash flows from investing activities
     Cash received on disposals of investments                                           62,232,507        527,682,504
     Cash received on investment income                                                 173,089,630        517,987,896
     Net cash received from disposals of fixed assets                                    27,769,019         23,701,818
     Other cash received relating to investing activities                               113,958,523         35,311,400
--------------------------------------------------------------------------------------------------------------------------

       Sub-total of cash inflows                                                        377,049,679      1,104,683,618
--------------------------------------------------------------------------------------------------------------------------

     Cash paid to acquire fixed assets, intangible assets
       and other long-term assets                                                   (10,035,643,409)    (3,246,634,587)
     Cash paid other than to acquire branches and investments
       of equity interest in subsidiaries                                            (1,398,849,335)    (1,375,740,585)
     Capital injection to subsidiaries                                                           --     (1,224,342,252)
     Cash paid to acquire branches and equity interest in subsidiaries     5(23)     (2,540,359,721)    (3,036,373,035)
     Other cash paid relating to investing activities                                    (5,961,417)        (5,961,417)
--------------------------------------------------------------------------------------------------------------------------

       Sub-total of cash outflows                                                   (13,980,813,882)    (8,889,051,876)
--------------------------------------------------------------------------------------------------------------------------

     Net cash flows used in investing activities                                    (13,603,764,203)    (7,784,368,258)
--------------------------------------------------------------------------------------------------------------------------

3.   Cash flows from financing activities
     Cash received from investments                                                     677,034,400                 --
     Including: cash received from minority shareholders
       equity investment in subsidiaries                                                677,034,400                 --
     Cash received from borrowings                                                   14,468,000,003      6,076,000,001
     Other cash received relating to financing activities                                16,470,000          3,470,000
--------------------------------------------------------------------------------------------------------------------------

       Sub-total of cash inflows                                                     15,161,504,403      6,079,470,001
--------------------------------------------------------------------------------------------------------------------------

     Cash paid on repayment of borrowings                                            (8,317,872,080)    (4,873,723,629)
     Cash payments of interest expenses, dividends and
       appropriation of profit                                                       (4,149,321,575)    (3,544,650,675)
     Including: Dividends paid to minority shareholders of subsidiaries                (167,124,256)                --
--------------------------------------------------------------------------------------------------------------------------

       Sub-total of cash outflows                                                   (12,467,193,655)    (8,418,374,304)
--------------------------------------------------------------------------------------------------------------------------

     Net cash flows used in financing activities                                      2,694,310,748     (2,338,904,303)
--------------------------------------------------------------------------------------------------------------------------

4.   Effect of foreign exchange rate changes on cash                                      4,780,196          7,421,208
--------------------------------------------------------------------------------------------------------------------------

5.   Net decrease in cash                                                   5(1)     (1,833,117,042)    (2,080,744,201)
--------------------------------------------------------------------------------------------------------------------------

     Supplementary Information                                                         Consolidated        The Company
--------------------------------------------------------------------------------------------------------------------------

1.   Reconciliation of net profit to cash flows from operating activities
     Net profit                                                                       5,389,057,047      5,389,057,047
     Add: Minority interests                                                            306,326,898                 --
          Reversal for asset impairment                                                 (24,342,341)       (13,666,672)
          Depreciation of fixed assets                                                4,548,118,653      3,839,984,463
          Amortization of intangible assets                                            (221,773,189)      (224,435,960)
          Amortization of long-term deferred expenses                                    15,171,763          2,292,626
          Decrease in deferred expenses                                                   9,343,999          2,439,555
          (Decrease)/Increase in accrued expenses                                       (99,367,270)        26,274,117
          Gain on disposal of fixed assets                                              (29,174,971)       (29,066,407)
          Financial expenses                                                            776,007,599        480,488,677
          Gain arising from investments                                                (195,959,152)      (754,656,514)
          Increase in inventories                                                      (394,398,975)      (128,262,203)
          Increase in operating receivables items                                      (958,992,169)      (648,905,051)
          Increase/(Decrease) in operating payables items                               (46,516,011)        89,532,772
          Others                                                                         (1,945,664)         4,030,702
--------------------------------------------------------------------------------------------------------------------------

     Net cash flows from operating activities                                         9,071,556,217      8,035,107,152
--------------------------------------------------------------------------------------------------------------------------

2.   Investing and financing activities that do not involve cash receipts or payments
     Conversion of debt into capital                                                             --                 --
     Reclassification of current portion of convertible notes to current liabilities             --                 --
     Fixed assets capitalized under finance leases                                               --                 --

3.   Net increase in cash
     Cash at end of year                                                              2,295,530,972      1,211,178,016
     Less: cash at beginning of year                                                 (4,128,648,014)    (3,291,922,217)
     Cash equivalents at end of year                                                             --                 --
     Less: cash equivalents at beginning of year                                                 --                 --
--------------------------------------------------------------------------------------------------------------------------

     Net increase in cash                                                            (1,833,117,042)    (2,080,744,201)
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.


                                Person in charge of        Person in charge of
   Legal representative:      accounting function:      accounting department:
        Li Xiaopeng                Huang Jian                  Zhou Hui

Notes to the Financial Statements

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31st December, 2004
(All amounts are stated in RMB Yuan unless otherwise stated)

1.   COMPANY BACKGROUND

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock company on 30th June, 1994.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to ultimate consumers through the respective provincial or regional grid companies.

Five of the power plants had already been in commercial operations at time of incorporation of the Company in 1994 (hereinafter collectively referred to as the "five original operating plants"). The five original operating plants were previously branches of Huaneng International Power Development Corporation ("HIPDC"), which is a Sino-foreign equity joint venture established in the PRC. In accordance with the Reorganization Agreement dated 30th June, 1994, the Company acquired the assets, liabilities and businesses of the five original operating plants from HIPDC which in return received an equity interest in the Company (the "Reorganization"). The other operating plants were either constructed or acquired by the Company after the Reorganization.

The Company's Overseas Listed Foreign Shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6th October, 1994 and 4th March, 1998, respectively. The A shares of the Company issued to the public were listed on the Shanghai Stock Exchange on 6th December, 2001.

The Company's ultimate parent company is China Huaneng Group ("Huaneng Group"). Huaneng Group is a state-owned enterprise registered in the PRC. For details, please refer to Note 7(1).

On 16th April, 2004, the Company entered into an agreement with Huaneng Group, pursuant to which the Company acquired from Huaneng Group 40% equity interest in Hebei Huaneng Hanfeng Power Co.,Ltd (the "Hanfeng Power Company"), 90% equity interest in Jinggangshan Huaneng Power Generation Limited Liability Company ("Jinggangshan Power Company"). The total consideration for the acquisition of the two power plants was RMB1,949 million.

On the same date, the Company entered into an agreement with HIPDC under which the Company agreed to acquire from HIPDC 55% equity interest in Huaneng Hunan Yueyang Power Co.,Ltd (the "Yueyang Power Company"), 60% equity interest in Huaneng Chongqing Luohuang Power Co.,Ltd (the "Luohuang Power Company") and all of the assets and liabilities of Huaneng Yingkou Power Plant (the "Yingkou Power Plant"), at a total consideration of RMB2,564 million.

In addition, on 16th April, 2004, the Company entered into an agreement with Jiangxi Provincial Investment Company, pursuant to which the Company acquired the remaining 10% equity interest in Jinggangshan Power Company at a consideration of RMB62 million. Jinggangshan Power Company was subsequently deregistered to become a branch of the Company.

After obtaining all necessary government approvals on the transactions and the payments of the considerations, the above acquisitions became effective on 1st July, 2004.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(1)  Basis of preparation

The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises as promulgated by the PRC.

(2)  Accounting year

The financial year starts on 1st January and ends on 31st December.

(3)  Reporting currency

The Company and its subsidiaries use the Renminbi as reporting currency.

(4)  Basis of accounting and measurement bases

Accrual method is used as the basis of accounting. Assets are initially recorded at their costs. Subsequently, if they are impaired, impairment provisions are taken accordingly.

(5)  Foreign currency translation

Transactions denominated in foreign currencies are translated into RMB at the exchange rates stipulated by the People's Bank of China (the "PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates stipulated by the PBOC at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account, except that they are attributable to foreign currency borrowings that have been taken out specifically for construction of fixed assets, which are capitalized as part of the fixed asset costs accordingly.

(6)  Cash and cash equivalents

For the purpose of the cash flow statement, cash refers to all cash on hand and deposits held at call with banks. Cash equivalents refer to short-term, highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the cash flow statement, restricted cash and time deposits with maturity beyond three months are not considered as cash and cash equivalents. Their movements are considered as cash flow from investing activities.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(7)  Receivables and provision for bad debts

Receivables include accounts receivable and other receivables.

The Company and its subsidiaries make provision for bad debts using the "allowance method". Receivables are netted with the provision for bad debts.

Provisions for bad debts are made based on the assessment of the collectibility of the receivables. Based on the actual circumstances and experiences, the Company and its subsidiaries made provisions against balances that have been assessed to be uncollectible.

For balances where there are clear evidence that they cannot be recovered (e.g. creditor has been deregistered, declared bankruptcy, unable to meet its liabilities as they fall due or having serious cash-flow issues), then bad debts are recognized and the balances are written off against the provision.

(8)  Inventories

Inventories include fuel for power generation, materials and supplies for repairs and maintenance. Inventories are recorded at actual cost and are charged to fuel costs or repairs and maintenance when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

Inventories at balance sheet date are stated at lower of cost and net realizable values. When their costs exceed their net realizable value, the excess of their original cost over their net realizable value is taken as a "provision for loss on realization of inventories". Net realizable value is the estimated replacement cost.

The company and its subsidiaries implement perpetual inventory system.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(9)  Long-term investments

Long-term investments comprise equity investments in companies that the Company does not intend to dispose of within one year, bonds and other debt investments that are not readily convertible into cash or the Company does not intend to dispose.

     (a)  Equity investment

          Subsidiaries are investees in which the Company has, directly or indirectly, an interest of more than 50% of the voting rights, or otherwise has the power to govern the investees' financial and operating policies. Associates generally represent investees in which the Company has an interest of between 20% to 50% of the voting rights or otherwise has significant influence over the financial and operating policies.

          Long-term equity investments are recorded at the actual cost of acquisition. The Company accounts for long-term equity investments in subsidiaries and associates using the equity method of accounting. Other equity investments, which the Company intends to hold for more than one year, are accounted for using the cost method of accounting.

          When long-term equity investments acquired prior to 17th March, 2003 are accounted for using the equity method of accounting, the difference between the initial cost of investment and the proportionate share of the net assets of the investee is amortized using the straight-line method over ten years. When long-term equity investments acquired after 17th March, 2003 are accounted for using the equity method of accounting, if the initial cost of investment is less than the proportionate share of the net assets of the investee, the difference is accounted for as capital surplus. If there is an excess of the initial cost of investment over the proportionate share of net assets of the investee, the excess is amortized using the straight-line method over a certain period of not more than 10 years.

          Under the equity method of accounting, the attributable share of the investees' net profit or loss for the year is recognized as an investment income or loss. When the investees declare dividends, the carrying amount of the investment is reduced accordingly. Under the cost method of accounting, investment income is recognized when the investees declare dividends.

     (b)  Debt investment

          Long-term debt investments are recorded at cost on acquisition, less unpaid interest which has been accrued. Interest receivable from investments is computed for each period.

          Entrusted loans refer to loans that the Company provides to related parties via intermediary financial institutions with maturities over one year. Interest income is accrued based on the interest rate agreed in the contract and recorded as income in each period. Interest receivable that has been accrued, but cannot be collected when due, is written off.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(9)  Long-term investments (Cont'd)

     (c)  Impairment of long-term investment

          If the recoverable amount of an investment is lower than the carrying amount, as a result of a continuous decline in market value or adverse changes in operating condition of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment is recognised as a provision for impairment loss.

          If there are indications that the factors, based on which a provision for impairment loss of a long-term investment was recognized in prior years, have changed, resulting in the recoverable amount of the long-term investment higher than its carrying amount, the provision for impairment is reversed up to the amount of the impairment loss being recognized in prior years.

(10) Fixed assets and depreciation

Fixed assets are tangible assets that are used in power production or held for management purposes, which have useful lives over one year and have relatively high unit price. Effective from 1st January, 2001, when construction takes place on the Company's land and the construction is for its own use, the carrying value of land use right is capitalized as part of the cost of buildings within fixed assets.

Fixed assets purchased or constructed were initially recorded at cost. Fixed assets obtained upon the Reorganization were initially recorded at their appraised value approved by relevant government authorities.

Depreciation of fixed assets is calculated on the straight-line method to write off the cost of each asset, net of estimated residual values, over their estimated useful lives. When a provision for impairment loss has been made for a fixed asset, the depreciation rate and depreciation charge for the fixed asset should be recalculated based on the asset's carrying amount and its remaining useful life.

The estimated useful lives, estimated residual value and depreciation rates of the fixed assets of the Company and its subsidiaries are as follows:

                                                                         Estimated           Estimated
Categories                                                            useful lives      residual value      Depreciation rate
-------------------------------------------------------------------------------------------------------------------------------

Buildings                                                               8-35 years              0%-11%           2.54%-12.50%
Electric utility plant in service                                       4-30 years              0%-11%           2.97%-25.00%
Transportation and transmission facilities                              6-27 years              5%-11%           3.30%-17.00%
Others                                                                2.5-18 years              0%-11%           5.56%-40.00%

When fixed assets are sold, transferred, disposed of or destroyed, proceeds reduced by the carrying amount of the assets, related taxes and expenses, are included in non-operating income or expenses.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(10) Fixed assets and depreciation (Cont'd)

Repairs and maintenance of fixed assets are expensed as incurred. Subsequent expenditures for major reconstruction, expansion, improvement and renovation are capitalized when it is probable that future economic benefits in excess of the original assessment of performance will flow to the Company. Capitalized expenditures arising from major reconstruction, expansion and improvement are depreciated using the straight-line method over the remaining useful lives of the fixed assets. Capitalized expenditures arising from the renovation of fixed assets are depreciated over the expected beneficial period.

Fixed assets at balance sheet date are stated at lower of the recoverable amount and the carrying amount. If there are indications that the carrying amount of the fixed assets is higher than their recoverable amount, an impairment test is carried out. If the carrying amount of the fixed assets exceeds their recoverable amount, the excess is recognized as an impairment loss.

If there are indications that the factors, based on which an impairment loss for a fixed assets was recognized in prior years, have changed, resulting in the recoverable amount of the fixed assets higher than their carrying amount, the provision for fixed assets impairment is reversed up to the amount of the impairment loss being recognized in prior years.

(11) Construction-in-progress

Construction-in-progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs which include interest costs incurred on specific borrowings used to finance the capital assets, prior to the date at which the asset reaches the expected usable condition. Construction-in-progress is transferred to the fixed assets account and depreciation commences when the assets have been substantially completed and reaches the expected usable condition.

If there are indications showing that the carrying amount of an individual construction-in-progress is higher than its recoverable amount, an impairment test is carried out. If the carrying amount of the construction-in-progress exceeds its recoverable amount, the excess is recognized as an impairment loss. If there are indications that the factors, based on which an impairment loss for a construction-in-progress was recognized in prior years, have changed, resulting in the recoverable amount of the construction-in-progress higher than its carrying amount, the provision for impairment loss recognized in prior years is reversed up to the amount of the impairment loss being recognized in prior years.

(12) Intangible assets and amortization

Intangible assets include land use rights, goodwill and negative goodwill.

The land use rights acquired through payment of land use fees, are initially recorded at cost. They are recorded as intangible assets and amortized, before the construction takes place on land, using the straight-line method over the land use rights period of 20 to 70 years. Effective from 1st January, 2001, when construction takes place on the land and the construction is for the Company's own use, then the carrying value of the land use rights is transferred into the construction-in-progress account . Land use rights acquired prior to 1st January, 2001 on which construction of fixed assets has already completed are not reclassified.

Goodwill and negative goodwill arisen from acquisitions are amortized over 10 years on a straight-line basis.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(12) Intangible assets and amortization (Cont'd)

Intangible assets at balance sheet date are stated at lower of the recoverable amount and the carrying amount. If there are indications that the carrying amount of the intangible asset is higher than their recoverable amount, an impairment test is carried out. If the carrying amount of the intangible asset exceeds its recoverable amount, the excess is recognized as an impairment loss.

If there are indications that the factors, based on which an impairment loss for an intangible asset was recognized in prior years, have changed, resulting in the recoverable amount of the intangible asset higher than its carrying amount, the impairment loss recognized in prior years is reversed up to the amount of the impairment loss being recognized in prior years.

(13) Long-term deferred expenses

Long-term deferred expenses represent other deferred expenses with amortization period more than one year (exclude one year). They are stated at cost and amortized using the straight-line method over the expected beneficial period of the asset.

(14) Borrowing costs

Interest, ancillary costs and exchange differences incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalized as costs of the assets when the capital expenditures and borrowing costs are incurred and the activities to enable the assets to reach their expected usable condition have commenced. The capitalization of borrowing costs ceases when the construction-in-progress has reached the asset's expected usable condition. Borrowing costs incurred thereafter are recognized as expenses in the period in which they are incurred.

The capitalization amount of interest for each accounting period is determined by using the weighted average amount of accumulated expenditures incurred for the acquisition or construction of a fixed asset up to the end of the current period and the relevant capitalization rate of the relevant borrowings. The amount of interest for each capitalization period shall not exceed the actual amount of interest incurred on the specific borrowings during that period. Exchange differences for specific borrowings denominated in foreign currency and ancillary costs incurred in connection with the arrangement of specific borrowings are capitalized in the period in which they are incurred.

Interest on connection with other borrowings is recognized as expenses in the period in which it is incurred.

(15) Convertible notes

Convertible notes are stated as liability at practical issuing price.

Interest on convertible notes is accounted for on an accrual basis. Interest and issuance costs are capitalized or expensed depending upon the way the convertible notes are used.

When convertible notes are converted into shares, the paid-in capital is recorded at the amount equal to the par value per share multiplied by the number of convertible notes converted. The difference between the carrying value of the convertible notes and the par value of the shares issued is recognized as capital surplus.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(16) Employee social security benefits

The Company and its subsidiaries participate in employee social security plans, including pension, medical, housing and other welfare benefits, organised by the local government authorities in accordance with relevant regulations. Except for the above social security benefits, the Company and its subsidiaries have no other material commitment for employee welfare benefits.

According to the relevant regulations, premium and welfare benefit contributions are remitted to the social welfare authorities and are calculated based on certain percentages (47% to 62.5%) of the total salary of employees, subject to specified ceilings. Contributions to the plans are charged to the profit and loss account as incurred.

(17) Dividends appropriation

Dividends appropriation is recognized as a liability in the period in which the dividends are approved by the board of directors.

(18) Revenue recognition

Revenue is recognized under the following methods:

     (a)  Operating revenue

          Operating revenue represents amounts earned for electricity generated and transmitted to the ultimate consumers through respective provincial or regional grid companies (net of Value Added Tax ("VAT")). The Company and its subsidiaries bill the respective grid companies based on the actual quantity of electricity transmitted or sold to the power grid controlled and owned by the respective grid companies and recognize revenue at the end of each month.

     (b)  Management service income

          As mentioned in Note 7(5)(h), the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company recognizes a management service income as other income when service is rendered in accordance with the management service agreement.

     (c)  Other income

          Interest income from deposits and entrusted lending is recognized on a time proportion basis that reflect the effective yield on the assets.

          Subsidies are recognized when received.

          Rental income under operating leases is recognized on a straight-line basis over the relevant lease term.

2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(19) Lease

Leases where all the risks and rewards of ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases. Payments made under operating leases are expensed on a straight-line basis over the period of the lease.

(20) Accounting for income tax

The Company and its subsidiaries account for enterprise and local income taxes using the tax payable method. Tax expense is recognized based on current period taxable income and tax rates.

(21) Consolidation of financial statements

The consolidated financial statements, including the financial statements of the Company and its subsidiaries, are prepared in accordance with the CaiKuaiZi(1995)11 "Tentative Regulations for Consolidated Financial Statements" , " Accounting System for Business Enterprises" and relevant regulations issued by the Ministry of Finance of the PRC.

The revenue, costs and profit of a subsidiary is consolidated from the date on which control is obtained by the Company. Major intercompany balances, transactions and unrealized gains between the Company and its subsidiaries are eliminated upon consolidation. Minority interests in the consolidated financial statements represent the portion of the shareholders equity of the subsidiaries that are not owned by the Company.

When the accounting policies adopted by subsidiaries are not consistent with those adopted by the Company and such inconsistency created a material impact to the consolidated financial statements, accounting policies of subsidiaries are adjusted to ensure consistency with the policies adopted by the Company.

3.   TAXATION

(1)  Value added tax

The electricity sales of the Company and its subsidiaries are subjected to Value Added Tax ("VAT"). The applicable tax rate is 17%. Input VAT from purchase of raw materials and other production materials are netted off against output VAT from sales.

(2)  Income tax

According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of Enterprise Income Tax ("EIT") and 3% of local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by the State Tax Bureau, a lower tax rate would be applied. Effective from 1st January, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country. The Company applied this rule to all of its directly owned operating power plants after obtaining the approval of the State Tax Bureau.

Pursuant to "Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises", all power plants (except for the Huaneng Dezhou Power Plant (the "Dezhou Power Plant"), Huaneng Jining Power Plant (the "Jining Power Plant"), Huaneng Changxing Power Plant (the "Changxing Power Plant"), Huaneng Shanghai Shidongkou Power Plant (the "Shidongkou I Power Plant") and Huaneng Xindian Power Plant (the "Xindian Power Plant"))are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

In accordance with Guo Shui Han [1994] No.381, the head office, the Shandong branch (the former headquarters of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng")) and all the individual power plants make their income tax payment to local tax bureau individually.

The statutory income tax rates applicable to the head office, the Shandong branch and the operating individual power plants after the expiration of tax holiday are summarized as follows:

                                                                           Income tax rate    Tax holiday period

--------------------------------------------------------------------------------------------------------------------------

Head Office                                                                          15.0%    None
Huaneng Dalian Power Plant (the "Dalian Power Plant")                                18.0%    Till 31st December, 1994
Huaneng Dalian Power Plant Phase II (the "Dalian Power Plant Phase II")              15.0%    Till 31st December, 2008
Huaneng Shang'an Power Plant (the "Shang'an Power Plant")                            18.0%    Till 31st December, 1996
Huaneng Shang'an Power Plant Phase II (the "Shang'an Power Plant Phase II")          18.0%    Till 31st December, 2003
Huaneng Nantong Power Plant (the "Nantong Power Plant")                              15.0%    Till 31st December, 1996
Huaneng Nantong Power Plant Phase II (the "Nantong Power Plant Phase II")            15.0%    Till 31st December, 2004
Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")                                15.0%    Till 31st December, 1995
Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Power Plant Phase II")              15.0%    Till 31st December, 2004
Huaneng Shantou Oil-Fired Plant (the "Shantou Oil-Fired Power Plant")                15.0%    Till 31st December, 1994
Huaneng Shantou Coal-Fired Power Plant (the "Shantou Power Plant")                   15.0%    Till 31st December, 2005
Huaneng Shanghai Shidongkou Second Power Plant (the "Shidongkou II Power Plant")     16.5%    Till 31st December, 1998
Huaneng Dandong Power Plant (the "Dandong Power Plant")                              18.0%    Not commenced yet
Huaneng Nanjing Power Plant (the "Nanjing Power Plant")                              15.0%    Till 31st December, 2004
Shandong Branch                                                                      17.0%    None
Dezhou Power Plant                                                                   17.0%    None
Jining Power Plant                                                                   15.0%    None
Changxing Power Plant                                                                16.5%    None
Shidongkou I Power Plant                                                             18.0%    None
Xindian Power Plant                                                                  15.0%    None
Yingkou Power Plant                                                                  18.0%    Not commenced yet
Huaneng Jinggangshan Power Plant (the "Jinggangshan Power Plant")                    15.0%    Till 31st December, 2008
Huaneng Weihai Power Company (the "Weihai Power Company")                            33.0%    None
Suzhou Industrial Park Huaneng Power Limited Liability Company
  (the "Taicang Power Company")                                                      33.0%    None
Jiangsu Huaneng Huaiyin Power Limited Company (the "Huaiyin Power Company")          33.0%    None
Shanxi Huaneng Yushe Power Company (the"Yushe Power Company")                        33.0%    None
Yueyang Power Company                                                                33.0%    None
Luohuang Power Company                                                               15.0%    Till 31st December, 2007
Henan Huaneng Qinbei Power Company (the"Qinbei Power Company")                       33.0%    None

--------------------------------------------------------------------------------------------------------------------------

The statutory income tax rates applicable to the head office, the Shandong branch and the operating individual power plants, after taking the tax holiday into consideration, are summarized as follow:

                                          Approved File No.                                    2004               2003
--------------------------------------------------------------------------------------------------------------------------

Head Office                               Guo Shui Han [1997]368                              15.0%              15.0%
Dalian Power Plant                        Guo Shui Han [1994]381                              18.0%              18.0%
Dalian Phase II (Note 1)                  Guo Shui Zhi Shui Han [2004]12                      15.0%               7.5%
Shangan Power Plant                       Guo Shui Han [1994]381 &
                                            Guo Shui Han [1999]604                            18.0%              18.0%
Shangan Phase II                          Guo Shui Han [1994]381 &
                                            Guo Shui Han [2000]194                            18.0%               9.0%
Nantong Power Plant                       Guo Shui Han [1994]381                              15.0%              15.0%
Nantong Phase II (Note 2)                 Su Guo Shui Han [2003]248 &
                                            Tong Guo Shui Wai Zi [2003] 1                      7.5%               7.5%
Fuzhou Power Plant                        Guo Shui Han [1994]381                              15.0%              15.0%
Fuzhou Phase II (Note 3)                  Min Guo Shui Han [2003]37                            7.5%               7.5%
Shantou Oil-Fired Plant                   Guo Shui Han [1994]381                              15.0%              15.0%
Shantou Power Plant (Note 4)              Approved by Shantou State Tax Bureau                10.0%              10.0%
Shidongkou II Power Plant                 Approved by Shanghai State Tax Bureau               16.5%              16.5%
Dandong Power Plant ((Note 5)             Dan Guo Shui She Wai [1999]7                           --                 --
Nanjing Power Plant (Note 6)              Ning Guo Shui Wai Zi [1997]039                      10.0%              10.0%
Shandong Branch                           Guo Shui Han [2001]866                              17.0%              17.0%
Dezhou Power Plant                        Guo Shui Han [2001]866                              17.0%              17.0%
Jining Power Plant                        Guo Shui Han [2002]1063 and
                                            Ji Guo Shui Han [2003]1                           15.0%              15.0%
Changxing Power Plant                     Guo Shui Han [2002]1030                             16.5%              16.5%
Shidongkou I Power Plant                  Hu Guo Shui Ba Shui [2003]31                        18.0%              18.0%
Xindian Power Plant (Note 7)              Lin Guo Shui Han [2004]123                          15.0%              18.0%
Yingkou Power Plant (Note 5, 10)          Approved by Yingkou State Tax Bureau                   --     Not applicable
Jinggangshan Power Plant (Note 8, 10)     Ji An Shi Guo Shui Zhong Qi Fa [2004]20                --     Not applicable
Weihai Power Company                      Not applicable                                      33.0%              33.0%
Taicang Power Company                     Not applicable                                      33.0%              33.0%
Huaiyin Power Company                     Not applicable                                      33.0%              33.0%
Yushe Power Company                       Not applicable                                      33.0%              33.0%
Yueyang Power Company (Note 10)           Not applicable                                      33.0%     Not applicable
Luohuang Power Company (Note 9,10)        Approved by Chongqing State Tax Bureau                 --     Not applicable
Qinbei Power Company (Note 11)            Not applicable                                         --     Not applicable

--------------------------------------------------------------------------------------------------------------------------

Note:

(1) In accordance with Guo Shui Zhi Shui Han [2004], the tax holiday of the Dalian Phase II is determined separately from the Dalian Power Plant. The Dalian Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2001 to 31st December, 2003, and a 3% reduction of the local applicable tax rate from 1st January, 1999 to 31st December, 2008.

(2) In accordance with Su Guo Shui Han [2003] No. 248 and Tong Guo Shui Wai Zi [2003] No.1, the tax holiday of the Nantong Phase II is determined separately from the Nantong Power Plant. The Nantong Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2002 to 31st December, 2004.

(3) In accordance with Min Guo Shui Han [2003] No. 37 the tax holiday of the Fuzhou Phase II is determined separately from the Fuzhou Power Plant. The Fuzhou Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January 2002 to 31th December, 2004.

(4) In accordance with the approval from Shantou State Tax Bureau Shewai Branch dated 16th January, 2003, the Shantou Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2003 to 31st December, 2005. The applicable tax rate during the extension is 10%.

(5) The tax holiday of Dandong Power Plant and Yingkou Power Plant has not commenced yet.

(6) In accordance with Ning Guo Shui Wai Zi [1997] No.39, the Nanjing Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2002 to 31st December, 2004. The applicable tax rate during the extension is 10%. Nanjing Power Plant is currently negotiating with the Jiangsu State Tax Bureau for a refund of the overpaid income tax for the year of 2002 and 2003.

(7) The Company acquired all of the assets and liabilities of the Xindian Power Plant on 27th, October, 2003 and the Xindian Power Plant became a branch of the Company. In accordance with Lin Guo Shui Han [2004] No.123, the Xindian Power Plant is entitled to the preferential tax treatment applicable to Sino-foreign enterprises investing in energy industry at a reduced income tax rate of 15%.

(8) In accordance with Ji An Shi Guo Shui Zhong Qi Fa [2004] No. 20, the Jinggangshan Power Plant is entitled to a tax holiday from 1st July, 2004 to 31st December, 2008.

(9) In accordance with the approval from Chongqing State Tax Bureau Shewai Branch, the Luohuang Power Company is entitled to a tax holiday from 1st January, 2003 to 31st December, 2007.

(10) Not applicable in 2003 as they were not branches or subsidiaries of the Company.

(11) Not applicable in 2003 as the Qinbei Power Company did not commence its commercial operations until November 2004.

4.   SUBSIDIARIES

As at 31st December, 2004, the detailed information of the Company's subsidiaries are as follows:

                                                                                                                      Included in
                                                                                  Total investment     Percentage    Consolidated
                         Place and date of           Registered       Principal     contributed by     of equity       Financial
Name                     incorporation               capital          activities       the Company   interest held    Statements

                                                                                                     Direct Indirect
-----------------------------------------------------------------------------------------------------------------------------------

Weihai Power Company     No. 58 Haifu road,          RMB761,832,800   Power        RMB474,038,793     60%                 Yes
                         Economic Development Zone,                   generation
                         Weihai, Shandong province
                         22nd November, 1993

Taicang Power Company    Jinjihupan, Sanxing Road,   RMB632,840,000   Power        RMB661,293,633     75%                 Yes
                         Suzhou, Jiangsu province                     generation
                         19th June, 1997

Huaneng Taicang Power    Fuqiao town                 RMB894,410,000   Power        RMB335,410,000     75%                 Yes
  Limited Company        Jinlanglanggang village,                     generation
  ("Taicang II Power     Taicang, Jiangsu province
  Company")              18th June, 2004

Huaiyin Power Company    No. 291 Huaihai             RMB265,000,000   Power        RMB492,799,531    63.64%               Yes
                         West Road,                                   generation
                         Huai'an, Jiangsu province
                         26th January, 1995

Jiangsu Huaneng Huaiyin  No. 291 Huaihai West        RMB474,000,000   Power        RMB301,653,600    63.64%               Yes
  Second                 Road, Huai'an,                               generation
  Power Limited Company  Jiangsu province
  ("Huaiyin II Power     22nd June, 2004
  Company")

Qinbei Power Company     Wulongkou town,             RMB10,000,000    Power        RMB421,556,956     55%                 Yes
                         Jiyuan city,                                 generation
                         Henan province
                         12th July, 1995

Yushe Power Company      Dengyu village,             RMB80,000,000    Power        RMB380,385,896     60%                 Yes
                         Yushe county,                                generation
                         Shanxi province
                         29th November, 1994

Shandong Xindian Power   Qilu Chemical               RMB100,000,000   Power        RMB140,100,000     95%                 Yes
  Limited Company        Industrial Park,                             generation
  ("Xindian II Power     Linzi district, Zibo,
   Company")             Shandong province
                         14th March, 2004

Yueyang Power Company    ChengLingJi,Yueyang         RMB560,000,000   Power        RMB660,451,197     55%                 Yes
                         Hunan Province                               generation
                         16th December ,2003

Luohuang Power Company   Luohuang County,            RMB900,000,000   Power        RMB1,469,301,221   60%                 Yes
                         JiangJin city, ChongQing                     generation
                         16th December, 2003

Shanxi Huaneng Yushe     Dengyu village,             RMB3,000,000     Services     RMB2,950,000                 95%       No
  County                 Yushe county,
  Yuanheng Service       Shanxi province
   Company ("Yuanheng    31st December,2003
   Company")
-----------------------------------------------------------------------------------------------------------------------------------

      As at 31st December, 2004, Yushe Power Company, one of the Company's subsidiaries, had 95% equity interest in Yuanheng Company. The registered capital of Yuanheng Company was RMB3,000,000, and Yushe Power Company's investment in Yuanheng Company was RMB2,950,000. The principal operating activities of Yuanheng Company is the provision of logistic services and other services to Yushe Power Company. As at 31st December, 2004, the total assets of Yuanheng Company amounted to RMB33,096,066, and net liability amounted to RMB1,351,372. For the year ended 31st December, 2004, the net profit of Yuanheng Company amounted to RMB1,060,748. Since the assets, liabilities and operating results of Yuanheng Company are immaterial to the Company, they have not been included in these consolidated financial statements.

5.   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)  Cash


                                                 31st December, 2004                      31st December, 2003
-------------------------------------------------------------------------------------------------------------------------
                                        Original                                Original
                                        currency     Exchange            RMB     currency        Exchange             RMB
                                          amount         rate     equivalent       amount            rate      equivalent
-------------------------------------------------------------------------------------------------------------------------

Cash                 - RMB                                            620,687                                    726,410

-------------------------------------------------------------------------------------------------------------------------

Bank deposit         - RMB                                      2,350,491,735                              4,018,311,639
                     - USD            19,301,268       8.2765     159,746,942      34,328,609      8.2767    284,127,729
                     - Japanese yen          325       0.0797              26   1,688,242,236      0.0773    130,438,660
-------------------------------------------------------------------------------------------------------------------------

Sub-total                                                       2,510,238,703                              4,432,878,028
-------------------------------------------------------------------------------------------------------------------------

Total cash                                                      2,510,859,390                              4,433,604,438
-------------------------------------------------------------------------------------------------------------------------



Cash as stated in the cash flow statement comprised the following:

                                                                                                    31st December, 2004
--------------------------------------------------------------------------------------------------------------------------

Cash                                                                                                      2,510,859,390
Less: Time deposit with maturity beyond 3 months                                                            (12,640,652)
        Restricted cash                                                                                    (202,687,766)
--------------------------------------------------------------------------------------------------------------------------

Cash as at 31st December, 2004                                                                            2,295,530,972
Less: Cash as at 31st December, 2003                                                                     (4,128,648,014)
--------------------------------------------------------------------------------------------------------------------------

Net decrease in cash                                                                                     (1,833,117,042)
--------------------------------------------------------------------------------------------------------------------------

(2)  Notes receivable

                                                                                     31st December,     31st December,
                                                                                               2004               2003

--------------------------------------------------------------------------------------------------------------------------

Banking notes receivable                                                                430,181,845        149,940,000
Commercial notes receivable                                                             812,490,000        297,260,000

--------------------------------------------------------------------------------------------------------------------------

                                                                                      1,242,671,845        447,200,000

==========================================================================================================================

As at 31st December 2004, all the notes receivable were unsecured notes receivable.

(3)  Accounts receivable and other receivables


     (i)  Accounts receivable
                                                                                     31st December,     31st December,
                                                                                               2004               2003
--------------------------------------------------------------------------------------------------------------------------

          Accounts receivable                                                         4,080,533,818      2,356,825,998
          Less: Specific bad Debt Provision                                            (350,102,662)                --
--------------------------------------------------------------------------------------------------------------------------

                                                                                      3,730,431,156      2,356,825,998
--------------------------------------------------------------------------------------------------------------------------


          Accounts receivable's aging and bad debt provision are as follows:


                                                    31st December, 2004                   31st December, 2003
          ----------------------------------------------------------------------------------------------------------------

                                                  Percentage       Bad debt                    Percentage       Bad debt
          Aging                          Amount          (%)      provision           Amount          (%)      provision
          ----------------------------------------------------------------------------------------------------------------

          Within 1 year           3,267,696,332           80             --    2,353,129,998          100             --
          1-2 years                  96,807,620            2             --               --           --             --
          2-3 years                          --           --             --        3,696,000           --             --
          Over 3 years*             716,029,866           18   (350,102,662)              --           --             --
          ----------------------------------------------------------------------------------------------------------------

                                  4,080,533,818          100   (350,102,662)   2,356,825,998          100             --
          ----------------------------------------------------------------------------------------------------------------

          * As at 31st December,2004, the major portion of the receivables aged over 3 years but not provided for was Yueyang Power Company and Luohuang Power Company's receivables due from local grid companies. According to the acquisition agreement with HIPDC (see Note 1), HIPDC has agreed to compensate its equity portion of these accounts receivable to the Company if these amounts remain uncollected by 31st December, 2006. Therefore, no bad debt provision has been provided for these accounts receivable by the Company and its subsidiaries.

          All receivable balances represent receivables from the provincial or regional grid companies for the sales of electric power.

          As at 31st December, 2004, the five largest accounts receivable of the Company and its subsidiaries amounted to RMB2,315,793,777(31st December, 2003: RMB1,966,974,945), representing 56.75% of the total accounts receivable (31st December, 2003: 83.46%).

     (ii) Other receivables

                                                                                     31st December,     31st December,
                                                                                               2004               2003
          ----------------------------------------------------------------------------------------------------------------

          Other receivables                                                             341,953,996        214,605,918
          Less: bad debt provision                                                      (49,108,057)       (53,885,032)
          ----------------------------------------------------------------------------------------------------------------

                                                                                        292,845,939        160,720,886
          ----------------------------------------------------------------------------------------------------------------


          Other receivables' aging and bad debt provision are as follows:

                                                    31st December, 2004                   31st December, 2003
          ----------------------------------------------------------------------------------------------------------------

                                                      Percentage     Bad debt                Percentage       Bad debt
          Aging                              Amount          (%)    provision       Amount          (%)      provision
          ----------------------------------------------------------------------------------------------------------------
          Within 1 year                 187,298,876           55   (5,618,966)  88,240,614           41     (2,647,218)
          1-2 years                      49,794,157           15   (1,493,825)  18,827,094            9     (1,564,813)
          2-3 years                      22,263,956            6     (667,919)  55,952,155           26     (1,678,565)
          Over 3 years                   82,597,007           24  (41,327,347)  51,586,055           24    (47,994,436)
          ----------------------------------------------------------------------------------------------------------------

                                        341,953,996          100  (49,108,057) 214,605,918          100    (53,885,032)
          ----------------------------------------------------------------------------------------------------------------


          Breakdown of other receivables is as follows:

                                                                                     31st December,     31st December,
                                                                                               2004               2003
          ----------------------------------------------------------------------------------------------------------------

          Receivable from employees for sales of staff quarters                          11,142,227         10,272,586
          Social insurance funds                                                         31,859,569         14,680,384
          Petty cash                                                                      9,571,945         11,103,320
          Transmission fee refund receivable from
            Shandong Electric Power Corporation                                                  --         19,067,120
          Payment of steam on behalf of Jining Duojing Company                           13,414,304                 --
          Payment on behalf of Huai'an Huaneng Shiye Company                             20,064,009         21,735,192
          Prepayments for constructions                                                  12,086,529         19,726,451
          Others*                                                                       243,815,413        118,020,865
          ----------------------------------------------------------------------------------------------------------------

                                                                                        341,953,996        214,605,918
          ----------------------------------------------------------------------------------------------------------------

          * Others include a prepayment amounting to RMB79,107,856 for the land use right of one of the Company' subsidiaries.

          As at 31st December, 2004, the five largest other receivables of the Company and its subsidiaries amounted to RMB135,176,856 (31st December, 2003: RMB82,448,358), representing 39.53% of total other receivables (31st December, 2003: 38.42%).

          As at 31st December, 2004, there were no accounts receivable and other receivables from shareholders who held 5% or more of the equity interest in the Company.

          See Note 7 for related party transactions.

(4)  Advance to suppliers

                                                                                     31st December,     31st December,
                                                                                               2004               2003
--------------------------------------------------------------------------------------------------------------------------

Prepayments for coal                                                                    293,181,969         64,325,931
Prepayments for materials and spare parts                                                33,467,251          7,549,431
Prepayments for equipments                                                               32,551,886         11,179,768
Prepayments for contractors                                                              26,498,054                  --
Others                                                                                   55,671,615          5,139,683
--------------------------------------------------------------------------------------------------------------------------

                                                                                        441,370,775         88,194,813
--------------------------------------------------------------------------------------------------------------------------

Aging for advance to suppliers is as follows:

                                                            31st December, 2004              31st December, 2003
--------------------------------------------------------------------------------------------------------------------------

Aging                                                      Amount   Percentage (%)          Amount     Percentage (%)
--------------------------------------------------------------------------------------------------------------------------

Within 1 year                                         434,116,293              98       82,788,921                 94
1-2 years                                               5,512,106               2        4,096,343                  5
2-3 years                                                 208,500              --               --                 --
Over 3 years                                            1,533,876              --        1,309,549                  1
--------------------------------------------------------------------------------------------------------------------------

                                                      441,370,775              100       88,194,813                100
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004, there were no advances paid to shareholders who held 5% or more of the equity interest in the Company.

(5)  Inventories

                                                                31st December,     31st December,
                                                                          2004               2003
---------------------------------------------------------------------------------------------------

Fuel (coal and oil) for power generation                           732,834,080        308,861,120
Materials and spare parts                                          715,249,762        512,919,617
---------------------------------------------------------------------------------------------------

                                                                 1,448,083,842        821,780,737

Less: provision for inventory obsolescence-spare parts             (16,680,237)       (13,621,461)
---------------------------------------------------------------------------------------------------

                                                                 1,431,403,605        808,159,276
---------------------------------------------------------------------------------------------------

Movements of provision for inventory obsolescence during the year are analyzed as follows:

                                                        Provision for inventory
                                                       obsolescence-spare parts

--------------------------------------------------------------------------------

31st December, 2003                                              (13,621,461)
Current year addition                                            (14,041,426)
Current year deduction                                            10,982,650

--------------------------------------------------------------------------------

31st December, 2004                                              (16,680,237)

--------------------------------------------------------------------------------

The cost of inventories recognized as expenses and included in cost of sales amounted to RMB15,310,808,468 in 2004 (200 RMB10,303,016,769).

(6)  Long-term investments

                                                   31st December,    Current year      Current year    31st December,
                                                             2003       additions        deductions              2004
--------------------------------------------------------------------------------------------------------------------------

Long-term equity investments
  Consolidated difference in value (i)                392,105,037    1,048,735,332     (108,989,882)    1,331,850,487
  Associates (ii)                                   2,012,939,632    1,384,053,996     (179,091,542)    3,217,902,086
  Equity investment difference (iii)                  741,157,596      435,362,658     (101,177,875)    1,075,342,379
  Other long-term equity investments (iv)             260,832,266          357,500          (46,200)      261,143,566
--------------------------------------------------------------------------------------------------------------------------
Sub-total                                           3,407,034,531    2,868,509,486     (389,305,499)    5,886,238,518


Long-term debt investments                                 95,560           46,200          (83,060)           58,700
Less: current portion of
      long-term debt investments                          (83,060)              --           78,060            (5,000)
--------------------------------------------------------------------------------------------------------------------------

Long-term debt investments                                 12,500           46,200           (5,000)           53,700
--------------------------------------------------------------------------------------------------------------------------

Total long-term investments                         3,407,047,031    2,868,555,686     (389,310,499)    5,886,292,218
--------------------------------------------------------------------------------------------------------------------------

As at 31 December 2004 and 31 December 2003, the Company's total long-term investments accounted for 15.83% and 9.79% of the Company's net assets respectively.

As at 31st December, 2004 and 31st December, 2003, there was no indication of impairment of long-term investments of the Company and its subsidiaries and therefore no provision of impairment of long-term investments was made.

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or restriction on remittance of investment income.

     (i) Equity investment difference that resulted in consolidated difference in value

          Consolidated difference in value mainly represents the difference between the considerations paid for the acquisitions of Taicang Power Company, Huaiyin Power Company, Qinbei Power Company, Yushe Power Company, Yueyang Power Company and Luohuang Power Company and the proportionate share of the net assets of these six companies. Details are summarized as follows:

                                              Balance at                                                  Balance at
                 Amortization  Original 31st   December,   Current year  Current year  Accumulated    31st December,
Name             period              cost           2003      additions  amortization  amortization             2004

--------------------------------------------------------------------------------------------------------------------------

Taicang Power    10 years      191,587,073   163,814,482             --   (19,158,707)   (46,931,298)    144,655,775
  Company
Huaiyin Power    10 years      151,623,305   133,436,887             --   (15,162,331)   (33,348,749)    118,274,556
  Company
Qinbei Power     10 years       96,461,357    94,853,668             --    (9,646,136)   (11,253,825)     85,207,532
  Company
Yushe Power      10 years        5,936,001            --      5,936,001      (593,600)      (593,600)      5,342,401
  Company
Yueyang Power   7.5 years      393,716,359            --    393,716,359   (26,247,757)   (26,247,757)    367,468,602
  Company
Luohuang Power  8.5 years      649,082,972            --    649,082,972   (38,181,351)   (38,181,351)    610,901,621
  Company
--------------------------------------------------------------------------------------------------------------------------

                             1,488,407,067   392,105,037  1,048,735,332  (108,989,882)  (156,556,580)  1,331,850,487
--------------------------------------------------------------------------------------------------------------------------

     (ii) Investment in associates


                                                                                                Total investment   Percentage of
                                Places and dates                                                 contributed by   equity interest
          Name                  of incorporation    Registered capital   Principal activities      the Company          held

          ------------------------------------------------------------------------------------------------------------------------

          Associates:

          Shandong Rizhao       Rizhao, Shandong        US$150 million   Power generation       RMB317.5 million        25.5%
            Power Limited       20th March, 1996
            liability Company
            (the "Rizhao
            Power Company")

          Shenzhen Energy       Shenzhen, Guangdong  RMB955.56 million   Development,            RMB239 million         25%
            Group Co., Ltd.     16th July, 1997                          production and sale
            (the "SEG")                                                  of energy, and
                                                                         energy construction
                                                                         project

          Hanfeng Power         Yijing villiage,      RMB1,975 million   Power generation    RMB1,375.47 million         40%
            Company             Fengfeng mine,
                                Handan City,
                                Hebei province
                                28th October, 1996

          Chongqing Huaneng     Luohuang county,         RMB50 million   Lime production         RMB12.5 million         25%
            Lime Company        Jiangjin city,                           and sale
            Limited (the        Chongqing
            "Lime Company ")    5th Nov,1996
          ------------------------------------------------------------------------------------------------------------------------

     (ii) Investment in associates (Cont'd)


                                   Investment          Percentage of equity interest held              Investment cost
                                   period                31st January,    31st December,       31st December,   31st December,
                                                                  2003              2004                 2003             2004
          ------------------------------------------------------------------------------------------------------------------------

          Rizhao Power Company     20 years                      25.5%             25.5%          231,868,800      231,868,800
          SEG                      No specific terms               25%               25%        1,595,902,576    1,595,902,576
          Hanfeng Power Company    25 years                         --               40%                   --      940,103,488
          Lime Company             No specific terms                --               25%                   --       18,028,710
          ------------------------------------------------------------------------------------------------------------------------

                                                                                                1,827,771,376    2,785,903,574
          ------------------------------------------------------------------------------------------------------------------------


                                          Accumulated equity pick-up movement                      Net carrying value
                                                    Current year
                                31st December,         additions         31st December,      31st December,    31st December,
                                          2003      (deductions)                   2004                2003              2004
          ------------------------------------------------------------------------------------------------------------------------

          Rizhao Power             (35,738,867)      (29,091,542)           (64,830,409)        196,129,933       167,038,391
            Company
          SEG                      220,907,123       141,793,666            362,700,789       1,816,809,699     1,958,603,365
          Hanfeng Power                     --       133,167,724            133,167,724                  --     1,073,271,212
            Company
          Lime Company                      --           960,408                960,408                  --        18,989,118
          ------------------------------------------------------------------------------------------------------------------------

                                   185,168,256       246,830,256            431,998,512       2,012,939,632     3,217,902,086
          ------------------------------------------------------------------------------------------------------------------------

     (iii) Equity investment difference

          Other equity investment difference mainly represents the difference between the considerations paid for the acquisitions of SEG and Hanfeng Power Company, and the proportionate share of the net assets of these two companies. Details are summarized as follows:


                                                        Balance at                                                Balance at
                          Amortization    Original  31st December,  Current year  Current year  Accumulated   31st December,
          Name            period              cost            2003     additions  amortization  amortization            2004
          ------------------------------------------------------------------------------------------------------------------------

          SEG             10 years     794,097,424     741,157,596            --   (79,409,742) (132,349,570)    661,747,854

          Hanfeng Power   10 years     435,362,658              --   435,362,658   (21,768,133)  (21,768,133)    413,594,525
            Company
          ------------------------------------------------------------------------------------------------------------------------

                                     1,229,460,082     741,157,596   435,362,658  (101,177,875) (154,117,703)  1,075,342,379
          ------------------------------------------------------------------------------------------------------------------------

     (iv) Other long-term equity investments

          Other long-term equity investments mainly represents the equity investment in China Yangtze Power Co., Ltd (the "Yangtze Company")
          2.11 % (2003: 3%), details are as follows:

                                                                                    Total investment     Percentage of
                                                                                         contributed            equity
          Name                            Investment period                           by the Company     interest held
          ----------------------------------------------------------------------------------------------------------------

          Yangtze Company                 Starting from 22nd August, 2002,            RMB254,989,551             2.11%
                                          with no specific terms
          ----------------------------------------------------------------------------------------------------------------

(7)  Fixed assets and accumulated depreciation

The movement of cost of fixed assets and accumulated depreciation is as follows:


                                                                      Transportation
                                                 Electric utility   and transmission
                                     Buildings   plant in service         facilities            Others             Total
--------------------------------------------------------------------------------------------------------------------------


Cost
  31st December, 2003            1,680,071,154     56,868,645,506        718,642,537     1,464,450,850    60,731,810,047
  Reclassification                 (18,667,896)       209,690,343       (205,053,099)       14,030,652                --
  Additions from acquisition       442,986,987     12,813,198,424         12,863,638       487,533,006    13,756,582,055
  Transfer from construction-
     in-progress                   436,163,430      5,556,909,031         12,754,792        72,609,842     6,078,437,095
  Current year additions            14,594,436         20,292,379          2,840,702        65,510,428       103,237,945
  Current year disposals              (787,708)       (88,144,973)        (1,800,245)      (14,029,114)     (104,762,040)
--------------------------------------------------------------------------------------------------------------------------

31st December, 2004              2,554,360,403     75,380,590,710        540,248,325     2,090,105,664    80,565,305,102
--------------------------------------------------------------------------------------------------------------------------

Accumulated depreciation
  31st December, 2003              421,174,862     21,016,536,628        262,772,436       630,438,571    22,330,922,497
  Reclassification                  (5,566,067)        72,770,473        (62,903,595)       (4,300,811)               --
  Additions from acquisition        67,987,327      6,091,176,012         12,420,015       284,656,560     6,456,239,914
  Current year depreciation         79,095,510      4,263,879,453         30,095,979       182,580,697     4,555,651,639
  Current year disposals              (171,143)       (85,073,025)        (1,786,475)       (9,651,175)      (96,681,818)
--------------------------------------------------------------------------------------------------------------------------

  31st December, 2004              562,520,489     31,359,289,541        240,598,360     1,083,723,842    33,246,132,232
--------------------------------------------------------------------------------------------------------------------------

Net book value
  31st December, 2004            1,991,839,914     44,021,301,169        299,649,965     1,006,381,822    47,319,172,870
--------------------------------------------------------------------------------------------------------------------------

  31st December, 2003            1,258,896,292     35,852,108,878        455,870,101       834,012,279    38,400,887,550
--------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004 and 31st December, 2003, there was no indication of impairment of fixed assets of the Company and its subsidiaries and therefore no impairment provision of fixed assets was made. No fixed assets were pledged as at 31st December, 2004.

As at 31st December, 2004, cost of the fixed assets which had been fully depreciated but still in use amounted to RMB645.24 million (31st December 2003: RMB413.81 million), and the related net book value amounted to RMB18.22 million (31st December 2003: RMB7.86 million)

(8)  Construction materials


                                                                31st December,     31st December,
                                                                          2004               2003
-------------------------------------------------------------------------------------------------------

Dedicated material & equipment                                     576,521,801        165,740,734
Prepayment for major equipment                                   3,299,543,606        939,069,664
Tools & instrument for production                                           --          6,844,406
-------------------------------------------------------------------------------------------------------

                                                                 3,876,065,407      1,111,654,804
-------------------------------------------------------------------------------------------------------


(9)  Construction-in-progress


                                                Additions                Transfer                31st      Percent
                              31st December,         from                 to fixed   Other      December,  of com-  Source of
Projects         Budget                2003    acquisition    Additions    assets   deductions*     2004   pletion  financing
---------------------------------------------------------------------------------------------------------------------------------

Yuhuan          1,225,000,000   264,847,686           --     603,199,561     --         --     868,047,247    71%   Funds
  Power Plant                                                                                                       borrowed
  Project                                                                                                           from
                                                                                                                    financial
                                                                                                                    institutions
                                                                                                                    and internal
                                                                                                                    funds

Huaiyin II      2,382,480,000   245,205,149           --   1,555,137,830     --         --   1,800,342,979    76%   Funds
  Power                                                                                                             borrowed from
  Company                                                                                                           financial
  project                                                                                                           institutions
                                                                                                                    and internal
                                                                                                                    funds

Taicang II      4,472,050,000   135,803,681           --     520,065,752     --         --     655,869,433    15%   Funds
  Power                                                                                                             borrowed
  Company                                                                                                           from
  project                                                                                                           financial
                                                                                                                    institutions
                                                                                                                    and internal
                                                                                                                    funds

Shantou Power   2,264,030,000    60,120,169           --     532,076,943     --         --     592,197,112    26%   Funds borrowed
  Plant Phase                                                                                                       from financial
  II project                                                                                                        institutions
                                                                                                                    and internal
                                                                                                                    funds

Xindian II      2,431,933,416            --           --      92,853,529     --         --      92,853,529     4%   Funds
  Power                                                                                                             borrowed from
  Company                                                                                                           financial
  project                                                                                                           institutions
                                                                                                                    and internal
                                                                                                                    funds


                                            Additions                   Transfer                          31st  Percent     Source
                          31st December,         from                   to fixed             Other   December,  of com-         of
Projects       Budget              2003   acquisition    Additions        assets       deductions*       2004   pletion  financing
------------------------------------------------------------------------------------------------------------------------------------


Yushe      2,686,250,000    556,744,978           --   1,583,054,498  (2,125,599,800)           --     14,199,676  80%  Funds
  Power                                                                                                                 borrowed
  Company                                                                                                               From
  Phase II                                                                                                              financial
  project                                                                                                               institut-
                                                                                                                        ions and
                                                                                                                        internal
                                                                                                                        funds


Qinbei     4,654,950,000  1,535,532,743           --   2,151,805,054  (3,680,268,822)           --      7,068,975  79%  Funds
  Power                                                                                                                 borrowed
  Company                                                                                                               from
  project                                                                                                               financial
                                                                                                                        institu-
                                                                                                                        tions and
                                                                                                                        internal
                                                                                                                        funds


Yueyang    2,460,000,000             --  189,296,363     154,410,283              --            --    343,706,646  14%  Funds
  Power                                                                                                                 borrowed
  Company                                                                                                               from
  Project                                                                                                               financial
                                                                                                                        institu-
                                                                                                                        tions and
                                                                                                                        internal
                                                                                                                        funds

Luohuang   4,459,120,000             --   54,089,906     163,802,140              --            --    217,892,046   5%  Funds
  Power                                                                                                                 borrowed
  Company                                                                                                               from
  Project                                                                                                               financial
                                                                                                                        institu-
                                                                                                                        tions and
                                                                                                                        internal
                                                                                                                        funds

Other                       292,705,775   61,388,286     641,636,163    (272,568,473) (187,114,154)   536,047,597  5%   Funds
  projects                                                                                                              borrowed
                                                                                                                        from
                                                                                                                        financial
                                                                                                                        institu-
                                                                                                                        tionsand
                                                                                                                        internal
                                                                                                                        funds
------------------------------------------------------------------------------------------------------------------------------------
                          3,090,960,181  304,774,555   7,998,041,753  (6,078,437,095) (187,114,154) 5,128,225,240

------------------------------------------------------------------------------------------------------------------------------------

Include:
  Capitalized
  borrowing cost            148,546,755    5,107,416     272,225,256    (235,132,518)          --    190,746,909
------------------------------------------------------------------------------------------------------------------------------------

* For the year ended 31st December, 2004, other deductions are due to the transfer of Xindian II Power Company project and Taicang II Power Company project to Xindian II Power Company and Taicang II Power Company when these two companies were incorporated.

     For the year ended 31st December, 2004, the interest capitalized for construction-in-progress was RMB272,225,256 and the capitalized rate per annum was 4.56% (2003: RMB21,224,053, at 4.83% per annum).

     As at 31st December, 2004 and 31st December, 2003, there was no indication of impairment of construction-in-progress of the Company and its subsidiaries. Accordingly, no provision for impairment loss was made.

(10) Intangible assets

The movement of intangible assets, which comprised land-use rights, goodwill and negative goodwill, were as follows:


                                 31st     Addition    Current       Current                     31st      Remaining
              Original      December,         from       year          year   Accumulated  December,    amortization   Obtained
               cost              2003  acquisition   addition  amortization  amortization       2004      period       through
-----------------------------------------------------------------------------------------------------------------------------------


Land use   1,005,524,121     662,228,414  160,012,200  85,545,300 (20,050,136) (117,788,343)  887,735,778   16 to      Purchase
  rights                                                                                                    6 years

Negative  (2,472,783,635) (1,730,948,544)          --         --  247,278,364   989,113,455 (1,483,670,180)  6years    Acquisition
  goodwill

Goodwill      39,036,491       2,361,909   36,257,779         --   (2,515,008)   (2,931,811)    36,104,680   6.5 to    Acquisition
                                                                                                             9.5 years

Others        16,277,812       8,951,492           --   2,808,384  (2,940,031)   (7,457,967)     8,819,845   1 to      Purchase
                                                                                                             17 years
----------------------------------------------------------------------------------------------------------------------------------

          (1,411,945,211) (1,057,406,729) 196,269,979  88,353,684  221,773,189  860,935,334   (551,009,877)

----------------------------------------------------------------------------------------------------------------------------------


As at 31st December, 2004 and 31st December, 2003, there was no indication that the intangible assets of the Company and its subsidiaries were impaired and therefore no provision for impairment loss was made. No intangible assets of the Company and its subsidiaries were pledged.

(11) Short-term loans

                                         31st December,     31st December,
                                                   2004               2003
-----------------------------------------------------------------------------

Credit loans                              8,099,000,000      1,600,000,000

-----------------------------------------------------------------------------


As at 31st December, 2004, all of the short-term loans of the Company and its subsidiaries were dominated in RMB, with interest rates ranging from 4.30% to 5.02% per annum (31st December 2003: 4.54% to 5.05% per annum).

As at 31st December, 2004, short-term loans amounted to RMB3,694 million were borrowed from China Huaneng Finance Company ("Huaneng Finance"), with interest rates ranging from 4.54% to 5.02% per annum. (31st December, 2003: RMB1,130 million with interest rates from 4.78% to 5.05% per annum).

(12) Accounts payable

Accounts payable represents mainly the amounts due to coal suppliers. As at 31st December, 2004 and 31st December, 2003, there was no accounts payable to any shareholder who held 5% or more of the equity interest in the Company, and there were no accounts aged over three years.

See Note 7 for related party transactions.

(13) Taxes payable

Taxes payable comprised:

                                          31st December,     31st December,
                                                    2004               2003
-------------------------------------------------------------------------------

Income tax payable                           407,449,828        472,850,018
VAT payable                                  527,292,394        415,147,473
Others                                        65,049,963         29,365,201

-------------------------------------------------------------------------------

                                             999,792,185        917,362,692

-------------------------------------------------------------------------------

(14) Other payables

Other payables comprised:

                                          31st December,     31st December,
                                                    2004               2003

-------------------------------------------------------------------------------

Payable to contractors                       889,096,823        572,459,421
Payable for purchase of equipments           703,714,020        274,014,049
Other payable to contractors                 237,912,047        207,257,299
Payable to HIPDC                           1,258,799,490         87,507,580
Project saving bonus                          62,098,336         26,541,527
Payable of housing maintenance fund           49,231,372         66,807,932
Payables of environment protection
  - exhaust emission fee                      20,695,875          3,909,817
Others                                       485,264,783        432,443,992

-------------------------------------------------------------------------------

                                           3,706,812,746      1,670,941,617
-------------------------------------------------------------------------------

As at 31st December, 2004, there was no other payable due to any shareholder who held 5% or more of the equity interest in the Company except for a payable due to HIPDC of RMB1,258,799,490 as mentioned in Note 7. (31st December, 2003:
Due to HIPDC: RMB87,507,580). There was also no significant other payable aged over three years.

See Note 7 for related party transactions.

(15) Long-term loans

Long-term loans comprised (all were credit loans unless otherwise stated):

                                                                               31st December,     31st December,
                                                                                         2004               2003

-------------------------------------------------------------------------------------------------------------------

Long-term loans from ultimate parent company and shareholders          (i)        800,000,000        420,380,445
Long-term bank loans                                                  (ii)     16,111,947,027     10,714,560,499
Other long-term loans                                                (iii)        586,579,897      1,060,164,434

-------------------------------------------------------------------------------------------------------------------

                                                                               17,498,526,924     12,195,105,378

Less: current portion of long-term loans                                       (1,543,237,546)    (3,041,501,169)

-------------------------------------------------------------------------------------------------------------------

                                                                               15,955,289,378      9,153,604,209

-------------------------------------------------------------------------------------------------------------------

     (i)  Long-term loans from ultimate parent company and shareholders

          As at 31st December, 2004, detailed information of the long-term loans from ultimate parent company and shareholders was as follows:


                                              31st December,                      Interest rate    Current
          Lender                                        2004    Loan period        per annum       portion    Terms
----------------------------------------------------------------------------------------------------------------------

          Renminbi loans                         600,000,000    2004 - 2013       4.60%                  --    Nil
            Entrusted loans from
              Huaneng Group
              through Huaneng
              Finance*

            Entrusted loans from                 200,000,000    2004 - 2013       Lump-sum Deposit       --    Nil
              Huaneng Group                                                       for Lump-sum
              through Huaneng                                                     withdrawal rate
              Finance*                                                            (one year)+1.8%

----------------------------------------------------------------------------------------------------------------------

                                                 800,000,000                                             --
----------------------------------------------------------------------------------------------------------------------

     * As at 31st December, 2004, these loans were not repayable within one year and therefore there was no current portion.

     (ii) Long-term bank loans

          Long-term bank loans (including current portion) comprised:


                                                                               31st December, 2004

----------------------------------------------------------------------------------------------------------------------

                                                             Original currency    Exchange rate                RMB
----------------------------------------------------------------------------------------------------------------------

          Renminbi bank loans                                                                        8,805,069,370
          United States dollar bank loans                          778,474,449           8.2765      6,443,043,776
          Euro dollar bank loans                                    76,698,650          11.2627        863,833,881

----------------------------------------------------------------------------------------------------------------------

                                                                                                    16,111,947,027

          Less: current portion of long-term bank loans                                             (1,257,476,111)

----------------------------------------------------------------------------------------------------------------------

                                                                                                    14,854,470,916

----------------------------------------------------------------------------------------------------------------------


          As at 31st December, 2004, detailed information of the long-term bank loans was as follows:


                                  31st December,               Interest rate      Current
          Lenders                          2004  Loan period      per annum      portion   Terms
-----------------------------------------------------------------------------------------------------------------------

     Renminbi bank loans:
       China Construction           200,000,000  2004-2007            4.94%            --   Nil
         Bank-Shantou branch*
       China Construction           188,000,000  2004-2009            5.02%            --   Nil
         Bank-Shantou branch*
       China Construction            30,000,000  1999-2005            5.76%   30,000,000    Guaranteed by the Company
         Bank-Weihai branch
       China Construction           100,000,000  1999-2007            5.76%            --   Guaranteed by the Weihai
         Bank-Weihai branch *                                                                Power Development
                                                                                             Bureau (" WPDB")
       Bank of China**              194,000,000  1998-2010            5.18%            --   Nil
       Bank of China**               47,000,000  1999-2011            5.18%            --   Nil
       Bank of China-Taicang branch*574,000,000  1998-2010            5.18%            --   Nil
       Bank of China-Taicang branch* 20,000,000  1999-2011            5.18%            --   Nil
       Bank of China-Suzhou branch** 73,000,000  1999-2011            5.18%            --   Nil
       China Commercial             100,000,000  2003-2006            4.94%            --   Nil
         Bank-Nanjing branch*
       China Development            510,000,000  2003-2008            5.02%   20,000,000    Nil
         Bank-Jiangsu branch
       China Development Bank *     100,000,000  2004-2009            3.60%            --   Nil
       China Construction         1,000,000,000  2004-2009            5.02%            --   Nil
         Bank- Huai'an Branch*

     (ii) Long-term bank loans (Cont'd)


                                      31st December,               Interest rate      Current
          Lenders                               2004  Loan period      per annum      portion   Terms
------------------------------------------------------------------------------------------------------------------------------------

            Bank of Communication-       200,000,000  2004-2007            5.18%             --  Nil
              Nanjing Branch*
            China Construction         1,065,000,000  2004-2019            5.18%             --  740,000,000 Guaranteed by
              Bank-Jiyuan sub                                                                    the Company, 200,000,000
              branch*                                                                            Guaranteed by Henan
                                                                                                 Construction Investment
                                                                                                 Company("Henan Investment"),
                                                                                                 125,000,000 Guaranteed by
                                                                                                 Jiyuan Construction
                                                                                                 Investment Company ("Jiyuan
                                                                                                 Investment").
            China Construction         1,123,000,000  2000-2010            5.39%  185,000,000    Guaranteed by Huaneng Group
              Bank-Ji'an branch
            China Construction           100,000,000  2004-2014            5.18%            --   Nil
              Bank-Yueyang Linji
              sub branch*
            China Construction           230,000,000  2004-2009            5.02%            --   Nil
              Bank-Yueyang Lingji
              sub branch*
            Bank of China-Yueyang
              branch *                   225,000,000  2004-2009            5.27%            --   Nil
            China Development            200,000,000  2004-2006            5.02%            --   Nil
              Bank-Henan branch*
            China Development            455,000,000  2004-2007            5.02%            --   Nil
              Bank-Henan branch*
            China Development             45,000,000  2004-2008            5.02%            --   Nil
              Bank-Henan branch*
            Bank of China-Jinzhong     1,050,000,000  2003-2019            5.18%            --   60% Guaranteed by the
              branch**                                                                           Company, 40% Guaranteed
                                                                                                 by Shanxi International
                                                                                                 Power (Group) Company
                                                                                                 Limited (the "Shanxi
                                                                                                 International")
            China Construction
              Bank-Yushe                  66,000,000  2003-2006            4.91%            --   Guaranteed by Shanxi
              sub branch*                                                                        International
            China Construction
              Bank-Yushe                  30,000,000  2002-2005            4.91%            --   Guaranteed by the Company
              sub branch***


     (ii) Long-term bank loans (Cont'd)


                                        31st December,                Interest rate      Current
          Lenders                                 2004  Loan period      per annum      portion      Terms
------------------------------------------------------------------------------------------------------------------------------------

       China Construction Bank-Yuhuan    758,000,000    2004-2014            5.18%           --      Nil
         sub branch*
       China Construction Bank-Yushe      49,869,370    2004-2005            4.78%   49,869,370      Nil
         sub branch
       China Construction Bank-Yushe      53,700,000    1991-2005            5.76%   32,000,000      Guaranteed by Shanxi
         sub branch***                                                                               international
       China Construction Bank-Yushe       5,500,000    1994-2006            5.76%           --      Guaranteed by Shanxi
         sub branch*                                                                                 international
       China Construction Bank-Yushe      13,000,000    2004-2007            4.94%           --      Nil
         sub branch*

-------------------------------------------------------------------------------------------------------------------------------

     Sub-total of Renminbi bank loans  8,805,069,370                                316,869,370
-------------------------------------------------------------------------------------------------------------------------------

     United States dollar bank loans:
       Banque Nationale de Paris       1,397,380,111    1995-2011            5.95%   199,625,730     Guaranteed by Huaneng
                                                                                                     Group
       Misubishi Corporation              52,998,361    1996-2010            6.97%    10,200,786     Nil
       Bank of Communication-              3,723,659    2000-2005       LIBOR+1.1%     3,723,659     Nil
         Shanghai branch
       Bank of China-Taicang branch       51,314,300    1999-2011            2.85%    33,106,000     Nil
     On-lent loans by Bank of China
       American I&E Bank               1,037,872,146    1997-2011            5.95%   148,267,548     Guaranteed by HIPDC
       American I&E Bank                 898,316,907    1995-2011            5.95%   128,330,983     Guaranteed by HIPDC
       American I&E Bank               1,062,069,199    1997-2011            6.54%   141,609,230     Guaranteed by HIPDC
       American I&E Bank                 263,019,693    1997-2012            6.60%    32,877,461     Guaranteed by HIPDC
       KFW Bank                          675,709,168    1996-2012            6.60%    90,094,569     Guaranteed by HIPDC
     On-lent loans by China
      Construction Bank
       KFW Bank                          450,775,931    1999-2015            6.36%    42,870,731     Guaranteed by Huaneng Group
       Citibank                          549,864,301    1999-2015     LIBOR+0.075%    52,368,029     Guaranteed by Huaneng Group
     Euro dollar bank loans:
       French bank                       863,833,881    1994-2024            2.00%    57,532,015     Nil

-------------------------------------------------------------------------------------------------------------------------------

     Sub-total of foreign bank loans   7,306,877,657                                 940,606,741

-------------------------------------------------------------------------------------------------------------------------------

     Total                            16,111,947,027                               1,257,476,111

-------------------------------------------------------------------------------------------------------------------------------

*    As at 31st December, 2004, these loans were not repayable within one year and therefore there was no current portion.

**   In accordance with the repayment schedules, these loans are not due within one year and therefore there is no current portion.

***  These loans would be due in 2005, but the Company's subsidiary is currently renewing the loan agreements with the bank that would extend the repayment dates beyond one year and therefore, all or a portion of these loans were not reflected as current.

     (iii) Other long-term loans

           Other long-term loans (including current portion) comprised:


                                                                                   31st December, 2004
---------------------------------------------------------------------------------------------------------------------------
                                                                 Original currency    Exchange rate                RMB
---------------------------------------------------------------------------------------------------------------------------


          Renminbi bank loans                                                                              309,526,684
          United States dollar bank loans                               18,571,429           8.2765        153,706,428
          Japanese Yen bank loans                                    1,547,638,457           0.0797        123,346,785

----------------------------------------------------------------------------------------------------------------------------

                                                                                                           586,579,897

          Less: current portion of long-term bank loans                                                   (285,761,435)
----------------------------------------------------------------------------------------------------------------------------

                                                                                                           300,818,462

----------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2004, detail information of the other long-term loans was as follow:

                                       31st December,                Interest rate     Current
          Lender                                2004   Loan period      per annum      portion    Terms
--------------------------------------------------------------------------------------------------------------

          Renminbi loans:
            WPDB*                        106,388,822    1998-2004           5.02%   40,000,000    Nil
            Chongqing Construction and   183,670,000    2004-2005           4.94%  183,670,000    Nil
              investment Company
              ("CCI")
            Jiangsu Electric Power        19,467,862    1997-2005           5.76%   19,467,862    Nil
              Development Company
              Limited ("JEPDC")

---------------------------------------------------------------------------------------------------------------
          Subtotal of RMB loans          309,526,684                               243,137,862

---------------------------------------------------------------------------------------------------------------

          United States dollar loans:
            On-lent foreign loans
            of the Ministry of           153,706,428    1996-2011     LIBOR+0.43%   23,647,143   Guaranteed by
            Finance                                                                              Huaneng Group

          Japanese Yen loan:
            On-lent foreign loans        123,346,785    1996-2011      LIBOR+0.3%   18,976,430   Guaranteed by
            of the Ministry of                                                                   Huaneng Group
            Finance
----------------------------------------------------------------------------------------------------------------
          Subtotal of foreign loans      277,053,213                                42,623,573

----------------------------------------------------------------------------------------------------------------
          Total                          586,579,897                               285,761,435

----------------------------------------------------------------------------------------------------------------

          * Pursuant to the related loan contracts, these loans were due to mature in 2004. However, the Company's subsidiary is currently negotiating with the banks to extend the above loans with a new agreement.


(16) Share capital


                                                                          Conversion of
                                31st December,                           capital surplus        Conversion of    31st December,
                                          2003       Bonus shares    and surplus reserve    convertible notes             2004
---------------------------------------------------------------------------------------------------------------------------------

Unlisted shares
  Promoters shares                 4,250,000,000     2,125,000,000       2,125,000,000                 --        8,500,000,000
  Including: Domestic
    legal person shares            4,250,000,000     2,125,000,000       2,125,000,000                 --        8,500,000,000

---------------------------------------------------------------------------------------------------------------------------------

  Sub-total of unlisted shares     4,250,000,000     2,125,000,000       2,125,000,000                 --        8,500,000,000

---------------------------------------------------------------------------------------------------------------------------------

Listed shares
  Domestic shares listed
    in the PRC                       250,000,000       125,000,000         125,000,000                 --          500,000,000
  Overseas listed shares           1,527,671,200       763,835,600         763,835,600             41,040        3,055,383,440

---------------------------------------------------------------------------------------------------------------------------------

  Sub-total of listed shares       1,777,671,200       888,835,600         888,835,600             41,040        3,555,383,440

---------------------------------------------------------------------------------------------------------------------------------

Total shares                       6,027,671,200     3,013,835,600       3,013,835,600             41,040       12,055,383,440



As mentioned in Note 5(19), the increase of share capital during the year is mainly due to the profit distribution plan approved by the shareholders at their annual general meeting. According to the plan, on the basis of 6,027,671,200 ordinary shares as at 31st December,2003, the shareholders approved a cash dividend of RMB5.0 (including tax) and 5 bonus shares for every 10 existing ordinary shares. The issued bonus shares amounted to RMB3,013,835,600. In addition, on the basis of 6,027,671,200 ordinary shares as at 31st December, 2003, the Company issued 5 conversion shares for every 10 existing ordinary shares (3 of which converted from capital surplus and 2 from surplus reserve fund). The conversion shares, amounted also to RMB3,013,835,600, were charged to capital surplus and surplus reserve in the amount of RMB1,808,301,360 and RMB1,205,534,240 respectively.

Furthermore, on 5th June, 2004, the noteholders converted convertible notes with principal of US$15,000 into 513 American Depository shares ("ADS") (equivalent to 20,520 overseas Listed Foreign Shares). Due to the impact of issuing bonus shares and conversion shares from capital surplus and surplus reserve mentioned above, on 10th August, 2004, the Company issued bonus shares amounting to RMB10,260, and issued conversion shares also amounting to RMB10,260. The conversion shares were charged to capital surplus and surplus reserve in the amount of RMB6,156 and RMB4,104 respectively.

PricewaterhouseCoopers Zhongtian has verified the capital increase mentioned above and issued a capital verification report on 21st October, 2004( PwC Zhong Tian Yan Zi(2004) No.197).

(17)  Capital surplus

Movement of capital surplus was as follow:

                                                   Conversion of                         Conversion of             Other
                                31st December,       convertible   capital surplus to       additions/     31st December,
                                          2003             notes        share capital      (deductions)             2004

-----------------------------------------------------------------------------------------------------------------------------

Share premium (1)               10,398,981,515            103,629     (1,808,301,360)           (6,156)     8,590,777,628
Equity investment provision          4,247,846                 --                 --        17,486,736         21,734,582
Transfer from grants                        --                 --                 --         3,470,000          3,470,000

-----------------------------------------------------------------------------------------------------------------------------

                                10,403,229,361            103,629     (1,808,301,360)       20,950,580      8,615,982,210

-----------------------------------------------------------------------------------------------------------------------------

(1) As mentioned in Note 5(19), the decrease of capital surplus during the year is mainly due to the profit distribution plan approved by the shareholders at their annual general meeting. According to the plan, the Company issued 3 conversion shares from capital surplus, which amounted to RMB1,808,301,360, for every 10 existing ordinary shares, on the basis of 6,027,671,200 ordinary shares as at the distribution date.

     In addition, on 5th June, 2004, the noteholders converted convertible notes with principal of US$15,000 into 513 American Depository shares ("ADS") (equivalent to 20,520 overseas Listed Foreign Shares). Due to the impact of issuing bonus shares and conversion shares from capital surplus and surplus reserve mentioned above, on 10th August, 2004, the Company issued bonus shares amounting to RMB10,260, and issued conversion shares amounting to RMB10,260, of which RMB6,156 were charged to capital surplus.

(18) Surplus reserves

                                      Statuary capital                         Discretionary
                                       surplus reserve     Statuary public   surplus reserve
                                                  fund        welfare fund              fund              Total
-------------------------------------------------------------------------------------------------------------------

31st December, 2003                      2,896,464,697        1,460,700,799       17,502,692      4,374,668,188
Current year addition                      538,905,705          404,179,279        1,599,770        944,684,754
Current year deduction                  (1,205,538,344)          (1,599,770)              --     (1,207,138,114)

-------------------------------------------------------------------------------------------------------------------

31st December, 2004                      2,229,832,058        1,863,280,308       19,102,462      4,112,214,828

-------------------------------------------------------------------------------------------------------------------

According to the Company Law of the PRC and the Company's articles of association, the Company appropriates 10% of each year's net profit to the statutory surplus reserve fund until the fund balance reaches 50% of the registered share capital. After obtaining the approval from the relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for setting off against losses incurred, the usage of surplus reserves to increase share capital may not result in this reserve balance falling below 25% of the registered share capital. Pursuant to the decision of the Board of Directors, the Company appropriated 10% of the profit after taxation to the statuary capital surplus fund, which amounted to RMB538,905,705 in 2004 (2003: 10%, amounted to RMB545,714,255).

Each year, the Company appropriates 5% to 10% of net profits to the statutory public welfare fund. The use of this reserve is restricted to the provision of employees' collective welfare benefits. The statutory public welfare fund is not available for distribution to shareholders. When utilizing the statutory public welfare fund, the amount is transferred from this account to the discretionary surplus reserve funds account. Any amount utilized is capitalized in the Company's balance sheet or expensed in the Company's profit and loss. For the year ended 31st December, 2004, 7.5% of the net profit was provided for as statutory public welfare fund, which amounted to RMB404,179,279 (2003: 7.5%, amounted to RMB409,285,691).

The Board of Directors, after obtaining approval from the shareholders, has the discretion to provide for discretionary surplus reserve fund. This reserve can be used to make up any losses incurred or to increase the share capital after approval is obtained from the Board of Directors. For the year ended 31st December, 2004, no provision was made to the discretionary surplus reserve fund (2003: nil).

As mentioned in Note 5(19), the decrease of surplus reserve fund during the year is mainly due to the profit distribution plan approved by the shareholders at their annual general meeting. According to the plan, the Company approved 2 conversion shares, which amounted to RMB1,205,534,240, for every 10 existing ordinary shares, on the basis of 6,027,671,200 ordinary shares as at the distribution date.

In addition, on 5th June, 2004, the noteholders converted convertible notes with principal of US$15,000 into 513 American Depository shares ("ADS") (equivalent to 20,520 overseas Listed Foreign Shares). Due to the impact of issuing bonus shares and conversion shares from capital surplus and surplus reserve mentioned above, on 10th August, 2004, the Company issued bonus shares amounting to RMB10,260, of which RMB4,104 were charged to surplus reserve.

(19) Unappropriated profit


                                                                                    2004               2003
-------------------------------------------------------------------------------------------------------------------------

Unappropriated profit brought forward                                     13,981,531,454     11,528,797,057
Add: Net profit for the year                                               5,389,057,047      5,457,142,551
Less: Appropriations to statutory capital surplus reserve                   (538,905,705)      (545,714,255)
    Appropriations to statutory public welfare fund                         (404,179,279)      (409,285,691)
    Dividends payable to ordinary
      shareholders - cash dividends of prior year
      approved at the general meeting of the shareholders                 (3,013,835,600)    (2,049,408,208)
Ordinary share dividend - bonus shares                                    (3,013,845,860)                --

-------------------------------------------------------------------------------------------------------------------------

Unappropriated profit carried forward                                     12,399,822,057     13,981,531,454
=========================================================================================================================

Pursuant to the resolution of the Board of Directors on 16th March, 2004, on the basis of 6,027,671,200 ordinary shares outstanding as at 31st December, 2003, the directors proposed a cash dividend of RMB5.0 (including tax) and 5 bonus shares for every 10 existing ordinary shares. In addition, on the basis of 6,027,671,200 ordinary shares outstanding as at 31st December, 2003, the Board of Directors proposed to convert part of the capital surplus and statutory surplus reserve fund into share capital by issuing new shares to its shareholders on the basis of 5 new shares for every 10 existing ordinary shares (3 of which from capital surplus and 2 of which from statutory surplus reserve fund).On 11th May, 2004 the shareholders approved the profit distribution plan and declared the cash dividend and bonus shares amounting to 3,013,835,600 and 3,013,835,600 respectively, on the basis of 6,027,671,200 ordinary shares outstanding as at the distribution date.

In addition, on 5th June, 2004, the noteholders converted convertible notes with principal of US$15,000 into 513 American Depository shares ("ADS") (equivalent to 20,520 overseas Listed Foreign Shares). Due to the impact of issuing bonus shares and conversion shares from capital surplus and surplus reserve mentioned above, on 10th August, 2004, the Company issued bonus shares amounting to RMB10,260, and issued conversion shares amounting to RMB10,260. The conversion shares were charged to capital surplus and surplus reserve in the amount of RMB6,156 and RMB4,104 respectively.

Pursuant to the resolution of the Board of Directors on 15th March, 2005, on the basis of 12,055,383,440 ordinary shares outstanding as at 31st December,2004, the directors proposed a cash dividend of RMB2.5 (including tax). This proposal is subjected to the approval of the shareholders at the annual general meeting. Proposed dividends plan had not been reflected in the financial statements. Once the distribution plan is approved by the general meeting of the shareholders, the dividend distribution will be accounted for in the financial statements for the year ended 31st December,2005.

The maximum amount available for distribution to the shareholders is the lowest of the amounts (i.e. net profit in current year plus undistributed profit brought forward from the beginning of the year, less any appropriations to the statutory surplus reserve fund and the statutory public welfare fund) determined under the PRC accounting standards, the International Financial Reporting Standards (" IFRS") and generally accepted accounting principles in the United States of America ("US GAAP").

(20) Revenues from principal operations and costs of principal operations


                                              For the year ended                          For the year ended
                                              31st December, 2004                         31st December, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                       Revenues from                  Costs of              Revenue from                Costs of
                                principal operations      principal operations      principal operations    principal operations
---------------------------------------------------------------------------------------------------------------------------------

Sales of electric power              30,292,698,696              22,548,970,713           23,479,646,958          15,690,199,491

=================================================================================================================================

The Company and its subsidiaries are principally engaged in the generation and sale of electric power in China.

For the year ended 31st December, 2004 and 2003, the revenue from the five largest customers of the Company and its subsidiaries amounted to RMB23,917,433,339 and RMB18,115,304,793, representing 78.95% and 77.15% of the total revenue, respectively.


(21) Financial expenses

                                                                                     For the           For the
                                                                                  year ended        year ended
                                                                              31st December,     31st December,
                                                                                        2004               2003
--------------------------------------------------------------------------------------------------------------------

Interest expenses                                                                722,810,744        584,499,789
Less: Interest income                                                            (43,091,888)       (53,044,361)
Exchange losses                                                                   93,849,334            630,164
Less: Exchange gain                                                                 (737,890)          (154,820)
Others                                                                            26,340,259         27,705,695

--------------------------------------------------------------------------------------------------------------------

                                                                                 799,170,559        559,636,467
====================================================================================================================


(22) Investment income
                                                                                     For the            For the
                                                                                 year ended          year ended
                                                                              31st December,     31st December,
                                                                                        2004               2003
--------------------------------------------------------------------------------------------------------------------

Investment income on bonds                                                            11,322            906,302
Investment income on other debt investments                                                --          9,213,072
Share of profit of associates accounted for under the equity method              383,037,279        211,829,167
Dividends declared by investees accounted for under the cost method               23,078,308            585,342
Amortization of equity investment differences                                   (210,167,757)       (88,648,197)

--------------------------------------------------------------------------------------------------------------------

                                                                                 195,959,152        133,885,686
====================================================================================================================


There was no material restriction on the remittance of investment income to the Company and its subsidiaries.


(23) Acquisition

As mentioned in Note 1, on 16th April, 2004, the Company acquired all of the assets and liabilities of Yingkou Power Plant and Jinggangshan Power Company, 55% equity interest in Yueyang Power Company and 60% equity interest in Luohuang Power Company. After obtaining all the necessary government approvals on the acquisitions and the payments of the purchase considerations, the acquisitions became effective on July 1st, 2004. As at 1st July,2004, assets, liabilities and cash flows related to the acquisitions of these branches and subsidiaries were as follows:

                                                                                          1st July, 2004
------------------------------------------------------------------------------------------------------------------------------
                                                                          Branches     Subsidiaries             Total
------------------------------------------------------------------------------------------------------------------------------

Current assets                                                         668,769,636    1,805,891,050      2,474,660,686
Fixed assets                                                         3,952,604,713    3,934,979,971      7,887,584,684
Intangible assets                                                      160,012,200               --        160,012,200
Other long-term assets                                                          --       18,028,710         18,028,710
Current liabilities                                                  1,951,125,978    1,104,310,130      3,055,436,108
Long-term loan                                                       1,644,775,497    3,055,920,086      4,700,695,583

------------------------------------------------------------------------------------------------------------------------------

Net assets                                                           1,185,485,074    1,598,669,515      2,784,154,589

Net assets acquired                                                  1,185,485,074      940,953,087      2,126,438,161
Add: premiums(goodwill or equity investment difference)                 36,257,779    1,042,799,331      1,079,057,110
Less: agent fee for acquisition                                         (5,961,417)               --         (5,961,417)

------------------------------------------------------------------------------------------------------------------------------

Total consideration                                                  1,215,781,436    1,983,752,418      3,199,533,854
Less: cash flow from acquisition                                      (163,160,819)    (496,013,314)     (659,174,133)

------------------------------------------------------------------------------------------------------------------------------

Net cash outflow for acquisition                                     1,052,620,617    1,487,739,104      2,540,359,721
==============================================================================================================================

The condensed income statements of these branches and subsidiaries for the six months from the effective date of acquisition to 31st December, 2004 are as follows:


                                                                           For the six months from 1st July, 2004
                                                                                   to 31st December, 2004
-------------------------------------------------------------------------------------------------------------------------------
                                                                          Branches     Subsidiaries              Total
-------------------------------------------------------------------------------------------------------------------------------

Revenue from principal operations                                    1,114,331,289    1,444,816,267       2,559,147,556
Cost and tax from principal operations                                (903,804,140)  (1,009,018,769)     (1,912,822,909)

-------------------------------------------------------------------------------------------------------------------------------

Profit from principal operations                                       210,527,149      435,797,498         646,324,647
Net income before tax                                                  166,006,281      269,714,079         435,720,360
Add: Income tax refund                                                          --        4,858,447           4,858,447

-------------------------------------------------------------------------------------------------------------------------------

Net profit                                                             166,006,281      274,572,526        440,578,807
===============================================================================================================================

(24) Other cash paid relating to operating activities

                                                                                                   For the year ended
                                                                                                  31st December, 2004
-------------------------------------------------------------------------------------------------------------------------------
Cash paid for repairs and maintenance expenses                                                            783,685,783
Service fee paid to HIPDC                                                                                 133,609,088
Payment of balance due to HIPDC                                                                            25,338,871
Others                                                                                                  1,296,810,905
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2,239,444,647
===============================================================================================================================


6. NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS

(1) Accounts receivable and other receivables


     (i)  Accounts receivable

                                                                                     31st December,     31st December,
                                                                                               2004               2003
          ---------------------------------------------------------------------------------------------------------------------

          Accounts receivable                                                         2,407,402,978      2,005,023,640
          Less: Specific bad debt provision                                                (269,326)                --

          ---------------------------------------------------------------------------------------------------------------------

                                                                                      2,407,133,652      2,005,023,640

          =====================================================================================================================


          Accounts receivable's aging and bad debt provision are as follows:


                                                 31st December, 2004                           31st December, 2003
          --------------------------------------------------------------------------------------------------------------------
                                                      Percentage       Bad debt                     Percentage       Bad debt
          Aging                              Amount          (%)      provision            Amount          (%)      provision
         ---------------------------------------------------------------------------------------------------------------------

          Within 1 year               2,394,810,528           99             --     2,001,327,640           100          --
          1-2 years                       6,203,191            --            --                --            --          --
          2-3 years                              --            --            --         3,696,000            --          --
          Over 3 years                    6,389,259            1       (269,326)               --            --          --

         ---------------------------------------------------------------------------------------------------------------------

                                      2,407,402,978          100       (269,326)    2,005,023,640           100          --
         =====================================================================================================================

          All accounts receivable represented receivables from the provincial or regional grid companies for the sales of electric power.

          As at 31st December, 2004, the five largest accounts receivable of the Company amounted to RMB1,908,721,219 (31st December, 2003:
          RMB1,636,534,781), representing 79.29% of total accounts receivable (31st December, 2003: 81.62%).

     (ii) Other receivables

                                                                                     31st December,     31st December,
                                                                                               2004               2003
          --------------------------------------------------------------------------------------------------------------
          Other receivables                                                             153,647,924        116,142,277
          Less: bad debt provision                                                      (27,557,208)       (28,652,566)
          --------------------------------------------------------------------------------------------------------------
                                                                                        126,090,716         87,489,711
          ==============================================================================================================

          Other receivables' aging and bad debt provision are as follows:

                                               31st December, 2004                     31st December, 2003
          --------------------------------------------------------------------------------------------------------------

                                                   Percentage      Bad debt                   Percentage      Bad debt
          Aging                          Amount           (%)      provision        Amount           (%)      provision
          --------------------------------------------------------------------------------------------------------------
          Within 1 year              80,738,203           53     (1,814,463)    65,168,643           56     (1,955,059)
          1-2 years                  19,491,130           13       (584,734)     7,931,460            7       (237,944)
          2-3 years                   8,496,078            5       (254,882)     9,896,662            8       (296,900)
          Over 3 years               44,922,513           29    (24,903,129)    33,145,512           29    (26,162,663)
          --------------------------------------------------------------------------------------------------------------
                                    153,647,924          100    (27,557,208)   116,142,277          100    (28,652,566)
          ==============================================================================================================


          Breakdown of other receivables is as follows:

                                                                                     31st December,     31st December,
                                                                                               2004               2003
          --------------------------------------------------------------------------------------------------------------

          Receivables from employees for sales of staff quarters                         11,142,227         10,272,586
          Petty cash                                                                      5,790,247          8,566,762
          Transmission fee refund receivable from
            Shandong Electric Power Corporation                                                  --         19,067,120
          Prepayments for constructions                                                  12,086,529                 --
          Due from management fee of subsidiaries                                        20,256,116                 --
          Due from sales of steam to Jining Duojing Company                              13,414,304                 --
          Others                                                                         90,958,501         78,235,809

          --------------------------------------------------------------------------------------------------------------

                                                                                        153,647,924        116,142,277
          ==============================================================================================================

          As at 31st December, 2004, the five largest other receivables of the Company amounted to RMB37,899,319 (31st December, 2003:
          RMB57,070,487), representing 24.66% of total other receivables (31st December, 2003: 49.14%).

          As at 31st December, 2004 and 31st December, 2003, there was no balance of accounts receivable and other receivables from shareholders who held 5% or more of the equity interest in the Company.

          See Note 7 for related party transactions.

(2)  Long-term Investments


                                                   31st December,     Current year     Current year    31st December,
                                                             2003        additions       deductions              2004
-----------------------------------------------------------------------------------------------------------------------

Long-term equity investments
  Subsidiaries (i)                                  2,065,440,907    2,795,886,794     (345,780,844)    4,515,546,857
  Associates *                                      2,012,939,632    1,365,064,877     (179,091,542)    3,198,912,967
  Equity investment difference *                    1,133,262,633    1,484,097,990     (210,167,757)    2,407,192,866
  Other long-term equity investments *                260,832,268          357,498          (46,200)      261,143,566
-----------------------------------------------------------------------------------------------------------------------
                                                    5,472,475,440    5,645,407,159     (735,086,343)   10,382,796,256
=======================================================================================================================

*    Please refer to Note 5(6) for details.


     (i)  Long-term equity investments in subsidiaries


                         Percentage of                                      Accumulated
                          capital in                                          equity
         Investment       cash of the               Investment                pick-up
           period       invest company            cost movement               movement                Net carrying value
                                                                              Current
                     31st      31st         31st         31st         31st     year             31st        31st         31st
                   December, December,  December,    December,    December,  additions      December,   December,    December,
                     2003      2004       2003         2004         2003    (deductions)        2004        2003         2004
-----------------------------------------------------------------------------------------------------------------------------------


Weihai       No
Power     specific
Company     terms     60%    60%   474,038,793    474,038,793  180,400,332    5,742,461  186,142,793    654,439,125    660,181,586

Taicang      No
Power     specific
Company     terms     75%    75%   507,206,560    469,706,560  228,945,075   22,770,612  251,715,687    736,151,635    721,422,247

Huaiyin     No
Power     specific
Company    terms    63.64%  63.64%  417,544,22    341,176,226   35,950,457    3,933,222   39,883,679    453,494,683    381,059,905

Huaiyin     No
II Power  specific
Company    terms    63.64%  63.64%          --    301,653,600           --           --           --             --    301,653,600

Yushe       No
Power    specific
Company    terms      60%    60%   134,085,896    374,449,895    3,795,726   30,947,965   34,743,691    137,881,622    409,193,586

Qinbei
Power
Company   50 years    55%    55%    84,055,599    325,095,599     (581,757)  (9,320,663)  (9,902,420)    83,473,842    315,193,179

Xindian    No
II Power  specific
Company    terms      95%    95%            --    140,100,000           --           --           --             --    140,100,000

Taicang      No
II Power  specific
Company     terms     75%    75%            --    335,410,000           --           --           --             --    335,410,000

Yueyang     No
Power     specific
Company     terms     --     55%            --    266,734,838           --   44,633,685   44,633,685             --    311,368,523

Luohuang    No
Power     specific
Company     terms     --     60%            --    820,218,249           --  119,745,982  119,745,982             --    939,964,231

------------------------------------------------------------------------------------------------------------------------------------
                                 1,616,931,074  3,848,583,760  448,509,833  218,453,264  666,963,097  2,065,440,907  4,515,546,857
====================================================================================================================================

(3)  Long-term Debt Investments


                                                   31st December,     Current year     Current year    31st December,
                                                             2003        additions       deductions              2004
-----------------------------------------------------------------------------------------------------------------------

Long-term entrusted loans to a subsidiary*            470,662,956                      (470,662,956)               --
Others                                                     95,560           46,200          (83,060)           58,700
-----------------------------------------------------------------------------------------------------------------------

                                                      470,758,516           46,200     (470,746,016)           58,700

Less: Current portion of  long-term
      debt investments                               (470,746,016)                                             (5,000)
-----------------------------------------------------------------------------------------------------------------------

                                                           12,500                                              53,700
=======================================================================================================================

*    Long-term entrusted loans to a subsidiary



In order to finance the construction of Weihai Power Company Phase II, the Company had granted entrusted loans to Weihai Power Company through a financial institution in September 1995. These loans were unsecured, not guaranteed and bore interest at 6.21% per annum. As at 31st December, 2004, all the entrusted loans had been repaid off.

For the year ended 31st December, 2004, the Company received interest income of approximately RMB14. 37million (For the year ended 31st December, 2003:
RMB33.6million) from Weihai Power Company. For the year ended 2004, the outstanding entrusted loans, the related investment income and interest expense were eliminated in the consolidated financial statements.

(4)  Revenues from principal operations and costs of principal operations

                                                          For the year ended                For the year ended
                                                          31st December, 2004               31st December, 2003
-------------------------------------------------------------------------------------------------------------------------
                                                    Revenues from         Costs of     Revenue from           Costs of
                                                        principal        principal        principal          principal
                                                       operations       operations       operations         operations
-------------------------------------------------------------------------------------------------------------------------

Sales of electric power                            24,812,849,816   18,669,183,184   20,287,987,380     13,698,115,361
=========================================================================================================================


The Company and its subsidiaries are principally engaged in the generation and sale of electric power in China.

For the year ended 31st December, 2004 and 2003, the revenue from the five largest customers of the Company amounted to RMB 20,360,461,498 and RMB16,098,304,242, representing 82.06% and 79.35% of the total revenue of the company respectively.

(5)  Investment income


                                                                                            For the            For the
                                                                                         year ended         year ended
                                                                                     31st December,     31st December,
                                                                                               2004               2003
--------------------------------------------------------------------------------------------------------------------------

Investment income on bonds                                                                   11,322            906,302
Investment income on entrusted loans                                                     14,374,088         40,769,124
Investment income on other debt investments                                                      --             61,067
Share of profit of subsidiaries and associates accounted for under the equity method    927,360,553        614,296,383
Dividend declared by investees accounted for under the cost method                       23,078,308            585,342
Amortization of equity investment differences                                          (210,167,757)       (88,648,197)

--------------------------------------------------------------------------------------------------------------------------
                                                                                        754,656,514        567,970,021
==========================================================================================================================

There was no material restriction on remittance of the investment income to the Company.


7.   RELATED PARTY TRANSACTIONS

(1)  Related parties that control/are controlled by the Company:

                                                                                Relationship
                    Registered                                                  with the           Type of       Legal
Name                address              Principal activities                   Company            enterprise    representative
--------------------------------------------------------------------------------------------------------------------------------

Huaneng Group    Jia 23 Fuxing Road,    Investment in power stations,          Ultimate parent    State-owned     LiXiaopeng
                   Haidian District,      coal, minerals, railways,            company            enterprise
                   Beijing                transportation, petrochemical,
                                          energy-saving facilities, steel,
                                          timber, and related industries

HIPDC            40 Xueyuan South Road, Investment in power plants,            Parent company     Sino-foreign    Li Xiaopeng
                   Haidian District,      development and investment in                             equity
                   Beijing                other export-oriented enterprises                         limited
                                                                                                    liability
                                                                                                    company

Weihai Power     No. 58 Haifu road,     Power generation                       A subsidiary of    Limited         Wu Dawei
  Company          Economic Development                                          the Company        liability
                   Zone, Weihai,                                                                    company
                   Shandong province

Taicang Power    Jinjihupan, Sanxing    Power generation                       A subsidiary of    Limited         Na Xizhi
  Company          Road, Suzhou,                                                 the Company        liability
                   Jiangsu province                                                                 company

Taicang II       Fuqiao town ,          Power generation                       A subsidiary of    Limited         Na Xizhi
  Power            Jinlanglanggang                                               the Company        liability
  Company          village,                                                                         Company
                   Taicang, Jiangsu
                   province

Huaiyin Power    No. 291 Huaihai West   Power generation                       A subsidiary of    Limited         Liu Guoyue
  Company          Road, Huai'an,                                                the Company        liability
                   Jiangsu province                                                                 company

Huaiyin II       No. 291 Huaihai West   Power generation                       A subsidiary of    Limited         Liu Guoyue
  Power            Road, Huai'an,                                                the Company        liability
  Company          Jiangsu province                                                                 company

Qinbei Power     Wulongkou town,        Power generation                       A subsidiary of    Limited         Ye Daji
  Company          Jiyuan city,                                                  the Company        liability
                   Henan Province                                                                   company

Yushe Power      Dengyu village,        Power generation                       A subsidiary of    Limited         Na Xizhi
  Company          Yushe county,                                                 the Company        liability
                   Shanxi Province                                                                  company

Xindian II       Qilu Chemical          Power generation                       A subsidiary of    Limited         Wu Dawei
  Power            Industrial Park,                                              the Company        liability
  Company          Linzi district,                                                                  company
                   Zibo, Shandong
                   province



                    Registered                                      Relationship with                        Legal
Name                address              Principal activities       the Company        Type of enterprise    representative
----------------------------------------------------------------------------------------------------------------------------

Yueyang Power       Cheng Lingji,        Power generation             A subsidiary of    Limited liability    Zhang Hong
  Company             Yueyang City,                                     the Company        company
                      Hunan province

Luohuang Power      Luohuang town,       Power generation             A subsidiary of    Limited liability    Li Shiqi
  Company             Jiangjin City,                                    the Company        company
                      Chongqing

Yuanheng Company    Dengyu village,      Services                     A subsidiary of    Limited liability    Wu Jinqiang
                      Yushe county,                                     the subsidiary     company
                      Shanxi province                                   of the Company

----------------------------------------------------------------------------------------------------------------------------


(2) Registered capital and changes in registered capital of related parties that control/are controlled by the Company:


                                                              31st December,     Current year    31st December,
Name                                   Currency                         2003        additions              2004
------------------------------------------------------------------------------------------------------------------


Huaneng Group                          RMB                    20,000,000,000                --    20,000,000,000
HIPDC                                  US$                       450,000,000                --       450,000,000
Weihai Power Company                   RMB                       761,838,300                --       761,838,300
Taicang Power Company                  RMB                       632,840,000                --       632,840,000
Taicang II Power Company               RMB                                --       894,410,000       894,410,000
Huaiyin Power Company                  RMB                       265,000,000                --       265,000,000
Huaiyin II Power Company               RMB                                --       474,000,000       474,000,000
Qinbei Power Company                   RMB                        10,000,000                --        10,000,000
Yushe Power Company                    RMB                        80,000,000                --        80,000,000
Xindian II Power Company               RMB                                --       100,000,000       100,000,000
Yueyang Power Company                  RMB                       560,000,000                --       560,000,000
Luohuang Power Company                 RMB                       900,000,000                --       900,000,000
Yuanheng Company                       RMB                         3,000,000                --         3,000,000

------------------------------------------------------------------------------------------------------------------


(3) Equity shares and changes in equity shares held by parties that control/are controlled by the Company:


Name                                     31st December, 2003     Current year additions       31st December, 2004
-------------------------------------------------------------------------------------------------------------------

                                          Amount           %       Amount          %         Amount           %
-------------------------------------------------------------------------------------------------------------------


Huaneng Group*                     1,675,660,547       51.98               --       --      1,675,660,547    51.98
HIPDC**                            2,554,840,000       42.39    2,642,840,000     0.73      5,197,680,000    43.12
Weihai Power Company                 457,102,980          60               --       --        457,102,980       60
Taicang Power Company                474,630,000          75               --       --        474,630,000       75
Taicang II Power Company                      --          --      670,807,500       75        670,807,500       75
Huaiyin Power Company                168,646,000       63.64               --       --        168,646,000    63.64
Huaiyin II Power Company                      --          --      301,653,600    63.64        301,653,600    63.64
Qinbei Power Company                   5,500,000          55               --       --          5,500,000       55
Yushe Power Company                   48,000,000          60               --       --         48,000,000       60
Xindian II Power Company                      --          --       95,000,000       95         95,000,000       95
Yueyang Power Company                308,000,000          55               --       --        308,000,000       55
Luohuang Power Company               540,000,000          60               --       --        540,000,000       60
Yuanheng Company***                    2,850,000          95               --       --          2,850,000       95

--------------------------------------------------------------------------------------------------------------------

*    Huaneng Group holds 51.98% equity interest in HIPDC.

** In accordance with a shareholders' agreement entered into by certain founding shareholders, during the operating period of the Company, the voting rights of seven founding shareholders are given to HIPDC. Thus, HIPDC holds an effective 70.09% voting rights in the shareholders' meetings.

***  Yushe Power Company holds 95% equity interest in Yuanheng Company.


(4)  Nature of related parties that do not control/are not controlled by the
     Company:


Name of related parties                                               Relationship with the Company
---------------------------------------------------------------------------------------------------------------------------

Huaneng Finance                                                       A subsidiary of Huaneng Group
WPDB                                                                  Minority shareholder of Weihai Power Company
Henan Investment                                                      Minority shareholder of Qinbei Power Company
Jiyuan Investment                                                     Minority shareholder of Qinbei Power Company
Shanxi International                                                  Minority shareholder of Yushe Power Company
CCI                                                                   Minority shareholder of Luohuang Power Company
JEPDC                                                                 Minority shareholder of Huaiyin Power Company
China Huaneng International Trade Economics Corporation ("CHITEC")    A subsidiary of Huaneng Group
Shanghai Time Shipping Company ("Time Shipping")                      A joint venture company of Huaneng Group
Rizhao Power Company                                                  An associate of the Company
SEG                                                                   An associate of the Company
Hanfeng Power Company                                                 An associate of the Company
Hebei Huaneng Jingyuan Coal Company Limited (the "Huaneng Jingyuan")  A subsidiary of Huaneng Group
Lime Company                                                          An associate of Luohuang Power Company

---------------------------------------------------------------------------------------------------------------------------

(5)  Related party transactions

     a. On 30th June, 1994, the Company and HIPDC entered into a service agreement pursuant to which HIPDC provides transmission service and transformer facilities to some of the power plants of the Company and receives service fees. The agreement covers a period of 10 years. The total amount of service fees paid to HIPDC for the year ended 31st December, 2004 was approximately RMB134 million (2003:
          RMB215million). The agreement expired during the year, but the Company has not signed a new agreement with HIPDC.

     b. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use right of Nanjing Power Plant is leased to the Company for 50 years from 1st January, 1999 at an annual rental payment of RMB1.334 million.

     c. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to lease its office building to the Company at an annual rental of RMB25 million for five years from 1st January, 2000.

     d. As described in Note 5 (15)(i), certain bank loans were on-lent from Huaneng Group through Huaneng Finance, and as described in Note 5
          (15)(iii), certain bank loans of the Company and its subsidiaries were drawn from WPDB, CCI and JEPDC.

     e. As at 31st December, 2004, Huaneng Finance had granted short-term loans amounted to RMB3,694 million (31st December, 2003: RMB1,130 million) to the Company and its subsidiaries. The relevant interest rate ranges from 4.54% to 5.02% (2003:4.78% to 5.05%) per annum. The interest rates for such loans have no material difference with the prevailing market interest rate (see Note 5(11)). In 2004, the interest paid by the Company and its subsidiaries to HIPDC for these loans amounted to RMB87,739,224 (2003: RMB20,578,391).

     f. As at 31st December, 2004, long-term bank loans of approximately RMB3,937 million, RMB3,798 million, RMB100 million, RMB200 million, RMB545 millon and RMB125 million were guaranteed by HIPDC, Huaneng Group, WPDB, Henan Investment, Shanxi international and Jiyuan Investment respectively (31st December, 2003: RMB4,648 million, RMB1,096 million, RMB280 million, RMB34.49 million, Nil, Nil, respectively) (see Note 5(15)).

     g. As described in Note 8, certain bank loans of Rizhao Power Company were guaranteed by the Company.

     h. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for five years. For the year ended 31st December, 2004, the Company earned service fees amounted to RMB 45,864,600 from Huaneng Group (2003: RMB33,294,800) and paid expenses on behalf of Huaneng Group's power plants amounted to RMB2,317,194 (2003: 6,839,017). In addition, the Company earned service fees amounted to RMB11,678,300 from HIPDC (for the year ended 31st December, 2003: RMB17,305,200). For the year ended 31st December, 2004, the related cost incurred for the management service provided was approximately RMB38.88 million (2003: RMB38 million).

     i. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB214.94 million for coal purchased from CHITEC (2003: RMB145.06 million).

     j. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB563 million for the fuel purchased and transportation services received from Time Shipping (2003: RMB457 million).

     k. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB16.35 million for coal purchased from Huaneng Jingyuan (2003: Nil).

     l. For the year ended 31st December, 2004, the Company and its subsidiaries paid approximately RMB25.56 million for lime products purchased from Lime Company (2003: Nil).

     m. As at 31st December, 2004, HIPDC had provided guarantees on its equity portion of certain account receivable balances of the Company and its subsidiaries totaling approximately RMB360 million (2003:
          Nil) for two subsidiaries of the Company (see Note 5(3)(i)).

     n. On 16th April, 2004, the Company entered into an agreement with Huaneng Group. According to the agreement, the Company agreed to acquire 40% equity interest in the Hanfeng Power Company and 90% equity interest in the Huaneng Jinggangshan Power Company from Huaneng Group. The total consideration for the acquisition above was RMB 1,949 million.

          On the same date, the Company also entered into an agreement with HIPDC. According to the agreement, the Company agreed to acquire 55% equity interest in the Yueyang Power Company and 60% equity interest in the Luohuang Power Company and all the equity interest in the Yingkou Power Plant from HIPDC. The total consideration for the acquisition above was RMB 2,564 million.

          After the Company obtaining all the necessary government approvals on the acquisitions and making the payment of the purchase considerations, the acquisitions became effective on 1st July, 2004.

(6)  Cash deposited with a related party


                                                                     31st December,     31st December,
                                                                               2004               2003
----------------------------------------------------------------------------------------------------------

Deposited at Huaneng Finance:
  -Current deposit                                                    1,362,960,901      2,791,770,168
----------------------------------------------------------------------------------------------------------

As at 31st December, 2004, the interest rates per annum for the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% ( 31st December, 2003: 0.72% to 1.44%). The interest earned from these deposits amounted to approximately RMB9 million (2003: approximately RMB14 million) in 2004.

(7)  Receivables from/payables to related parties


                                                          31st December, 2004            31st December, 2003
                                                        Amount       Percentage        Amount       Percentage
---------------------------------------------------------------------------------------------------------------

Advance to suppliers
  Prepayment to CHITEC                               5,000,000            1.13%             --           --
  Prepayment to Huaneng Jingyuan                     6,000,000            1.36%             --           --
Other receivables
  Other receivables from Huaneng
    Group's subsidiaries                             2,317,194            0.79%      5,286,705        3.29%
  Other receivables from HIPDC's subsidiaries               --              --         575,120        0.36%
  Other receivables from Rizhao Power Company        1,652,353            0.56%             --          --
Accounts payable
  Accounts payable to CHITEC                                --              --     (14,484,416)       2.22%
  Accounts payable to Time Shipping                 (6,959,110)           0.94%    (11,434,522)       1.75%
  Accounts payable to Lime Company                  (3,799,628)           0.51%             --          --
Other Payable
  Other payables to HIPDC                       (1,258,799,490)          33.96%    (87,507,580)       5.24%
  Other payable to CHITEC                             (399,060)           0.01%             --          --
  Other payables to Huaneng Finance                   (117,461)             --              --          --
  Other payables to Huaneng Group                     (189,963)           0.01%             --          --
Interest payables
  Interest payables on loans from
    Huaneng Finance                                 (1,960,863)           1.62%     (1,418,954)       1.51%
---------------------------------------------------------------------------------------------------------------

The above balances with related parties were unsecured, non-interest bearing and to be settled within one year.


8.   CONTINGENT LIABILITY


                                                                                   31st December, 2004
-------------------------------------------------------------------------------------------------------------------
                                                                             The Company and
Item                                                                        its subsidiaries        The Company
-------------------------------------------------------------------------------------------------------------------

Guarantee on the long-term bank loans of Rizhao Power Company                    305,250,000        305,250,000
Guarantee on the long-term bank loans of Weihai Power Company                             --         30,000,000
Guarantee on the long-term bank loans of Qinbei Power Company                             --        740,000,000
Guarantee on the long-term bank loans of Yushe Power Company                              --        660,000,000
-------------------------------------------------------------------------------------------------------------------
                                                                                 305,250,000      1,735,250,000
===================================================================================================================

Guarantees on the long-term bank loans of Rizhao Power Company, Weihai Power Company, Qinbei Power Company and Yushe Power Company by the Company had no significant financial impact on the Company's operation.

9.   OBLIGATION AND COMMITMENTS

Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Expenditure which was contracted for but not incurred and thus was not recognized in the financial statements as at 31st December, 2004 amounted to approximately RMB11.483 billion (31st December, 2003:
RMB12.07 billion).

In addition, during 2004, the Company entered into various long-term agreements for the procurement of coal from year 2005 to 2009, for power generation. These agreements are subject to termination only under certain limited circumstances. In most cases, these agreements contain provisions for price escalation and minimum purchase level clauses. The future commitments under these agreements are as follows:

                                                         31st December,
Year                                                               2004
---------------------------------------------------------------------------

2005                                                      5,768,657,000
2006                                                      5,941,717,000
2007                                                      6,119,968,000
2008                                                      2,801,770,000
2009                                                      2,801,770,000
---------------------------------------------------------------------------
                                                         23,433,882,000
===========================================================================

The Company had various operating lease arrangements with HIPDC for land and buildings. Total future minimum lease payments under non-cancelable operating leases are as follows:


                                       31st December,     31st December,
                                                 2004               2003
-----------------------------------------------------------------------------

Land and buildings
  - within 1 year                           1,334,000         32,334,000
  - 1-2 years                               1,334,000          7,334,000
  - 2-3 years                               1,334,000          7,334,000
  - after 3 years                          54,694,000        299,028,000

-----------------------------------------------------------------------------
                                           58,696,000        346,030,000
=============================================================================

In addition, in accordance with a 30-year operating lease agreement signed by the Dezhou Power Plant and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phase I and Phase II in June 1994, annual rental is approximately RMB29,874,000 effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended 31st December, 2004, the rental was RMB29,079,725 (for the year ended 31st December,2003: RMB29,902,347).

10.  Net profit after deducting non-recurring items

Net profit                                                    5,389,057,047
Add (Less):  non-recurring items
             - Net profit from disposal of fixed assets         (20,136,960)
             - Reversal of bad debt provision                   (15,096,637)
             - Reversal of Inventory impairment provision       (14,102,245)
             - Non-operating income                             (42,909,340)
             - Non-operating expense                              9,610,726
             - Allowance income                                  (8,000,000)
Add: tax impact on non-recurring items                           16,218,661

------------------------------------------------------------------------------
Net profit after deducting non-recurring items                5,314,641,252

==============================================================================

11.  SUBSEQUENT EVENTS

On 26th October, 2004, the Company entered into an agreement with Huaneng Group pursuant to which the Company acquired from Huaneng Group 60% equity interest in Sichuan Huaneng Hydropower Development Corporation, Ltd at a consideration of RMB1,219 million.

On the same date, the Company also entered into another agreement with Huaneng Group pursuant to which the Company acquired from Huaneng Group 65% equity interest in the Gansu Huaneng Pingliang Power Generation Limited Liability Company at a consideration of RMB806 million.

After the Company obtaining all the necessary government approvals on the acquisitions and making the payments of the purchase considerations, the acquisitions were effective in January, 2005.

Supplemental Information

For the year ended 31st December, 2004
(Amounts: In RMB Yuan)

NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises ("PRC GAAP"), differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS, which affect the net income and net assets of the Company and its subsidiaries, are summarized as follow:


                                                                                    Net Income
                                                                         For the year ended 31st December,
                                                                                   2004               2003
-----------------------------------------------------------------------------------------------------------


Net profit under PRC GAAP                                                 5,389,057,047      5,457,142,551

Impact of IFRS adjustments:
  Effect of recording the amount received in
    advance based on rate making process (a)                               (142,097,658)       (47,936,528)
  Difference in the recognition policy on housing
    benefits to the employees of the Company (b)                            (29,530,370)       (26,258,956)
  Difference in capitalization of borrowing costs (c)                        51,808,950         12,681,881
  Reversal of goodwill amortization (d)                                      21,920,778                 --
  Applicable deferred tax impact of the above GAAP differences (e)           24,629,270         18,362,679
  Others                                                                      8,087,709         16,415,980

-----------------------------------------------------------------------------------------------------------

Net profit under IFRS                                                     5,323,875,726      5,430,407,607
-----------------------------------------------------------------------------------------------------------

                                                                                     Net Assets
                                                                         31st December       31st December
                                                                                  2004                2003
-----------------------------------------------------------------------------------------------------------

Net assets under PRC GAAP                                                37,183,402,535     34,787,100,203

Impact of IFRS adjustments:
  Effect of recording the amount received in
    advance based on rate making process (a)                             (1,129,597,780)      (987,500,122)
  Difference in the recognition policy on housing
    benefits to the employees of the Company (b)                             34,195,686         63,726,056
  Difference in capitalization of borrowing costs (c)                       152,902,737        101,093,787
  Reversal of goodwill amortization (d)                                      21,920,778                 --
  Applicable deferred tax impact of the above GAAP differences (e)           32,197,616          7,568,346
  Others                                                                    (29,502,439)       (16,633,837)
-----------------------------------------------------------------------------------------------------------

Net assets under IFRS                                                    36,265,519,133     33,955,354,433
===========================================================================================================

(a)  Recording of the amount received in advance

In accordance withe the tariff setting mechanism applicable to some of the power plants, the Company and its subsidiaries receive an advance payment (calculated at 1% of the book value of fixed assets) as the major repair and maintenance cost requirements of the relevant power plants. This payment received in advance is recognized as a liability under IFRS and is recognized as revenue when the repair and maintenance is performed and the liability extinguished. For PRC statutory financial reporting purposes, this amount is not recorded as a liability and is recognized as revenue.

(b) Difference in the recognition policy on housing benefits to the employees of the company

The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and HIPDC.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses as incurred. Under IFRS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)  Capitalization of borrowing costs

Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings. In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings. The GAAP difference of capitalized interests on general borrowings also causes the difference of depreciation expense of relevant fixed assets.

(d)  Reversal of goodwill amortization

Under PRC GAAP, goodwill and long-term investment differences arising from business combinations are amortized over certain period on a straight-line basis.

In accordance with IFRS 3, goodwill arising from a business combination fro which the agreement date is on or after 31st March, 2004 is not be amortized but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

(e)  Deferred tax impact

This represents deferred tax effect on the above GAAP differences where applicable.